
11006699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


SEC Mail Processing
APR 06 2011

Commission File Number 001-15663

American Realty Investors, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**75-2847135**
(State or other jurisdiction of Incorporation or organization)	**(IRS Employer Identification Number)**
1800 Valley View Lane, Suite 300 Dallas, Texas	**75234**
(Address of principal executive offices)	**(Zip Code)**

(469) 522-4200

Registrant's Telephone Number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	**Accelerated filer** ☐
Non-accelerated filer ☒ **(Do not check if smaller reporting company)**	**Smaller reporting company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common Stock on the New York Stock Exchange as of June 30, 2010 (the last business day of the Registrant's most recently completed second fiscal quarter) was $12,418,134 based upon a total of 1,533,103 shares held as of June 30, 2010 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 25, 2011, there were 11,874,138 shares of common stock outstanding.

Documents Incorporated By Reference:

Consolidated Financial Statements of Income Opportunity Realty Investors, Inc.; Commission File No. 001-14784

Consolidated Financial Statements of Transcontinental Realty Investors, Inc.; Commission File No. 1-9240

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe," and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described in Part I, Item 1A. "Risk Factors".

PART I

ITEM 1. *BUSINESS*

General

As used herein, the terms "ARL," "the Company," "We," "Our," or "Us" refer to American Realty Investors, Inc., a Nevada corporation, individually or together with its subsidiaries. ARL is a "C" corporation for U.S. federal income tax purposes. ARL was organized in 1999. In August 2000, the Company acquired American Realty Trust, Inc., a Georgia corporation ("ART") and National Realty L.P.; a Delaware limited partnership ("NRLP"). ART was the successor to a District of Columbia business trust organized in 1961. The business trust was merged into ART in 1988. NRLP was organized in 1987 and subsequently acquired all of the assets and assumed all of the liabilities of several public and private limited partnerships. NRLP also owned a portfolio of real estate and mortgage loan investments.

The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange under the symbol "NYSE: ARL". Approximately 86.6% of ARL's stock is owned by affiliated entities. ARL subsidiaries own approximately 83.3% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") whose common stock is traded on the New York Stock Exchange under the symbol ("NYSE:TCI"). ARL has consolidated TCI's accounts and operations since March 2003.

On July 17, 2009, TCI, a subsidiary of ARL, acquired from Syntek West, Inc., ("SWI"), 2,518,934 shares of common stock, par value $0.01 per share of IOT at an aggregate price of $17,884,431 (approximately $7.10 per share), the full amount of which was paid by TCI through an assumption of an aggregate amount of indebtedness of $17,884,431 on the outstanding balance owed by SWI to IOT. The 2,518,934 shares of IOT common stock acquired by TCI constituted approximately 60.4% of the issued and outstanding common stock of IOT. TCI had owned for several years an aggregate of 1,037,184 shares of common stock of IOT (approximately 25% of the issued and outstanding stock). After giving effect to the transaction on July 17, 2009, TCI owned an aggregate of 3,556,118 shares of IOT common stock which constituted approximately 85.3% of the shares of common stock of IOT outstanding. In 2010, TCI sold 5,000 shares of IOT stock resulting in an ownership of 3,551,118 shares which constitutes approximately 85.2% of the shares of common stock of IOT outstanding (which is a total of 4,168,214 shares). Shares of IOT are traded on the American Stock Exchange under the symbol "IOT".

With TCI's acquisition of the additional shares on July 17, 2009, which increased the aggregate ownership to in excess of 80%, beginning in July 2009, IOT's results of operations are now consolidated with those of TCI for tax and financial reporting purposes. At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. The

Company's fair valuation of IOT's assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $35 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

ARL's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of ARL and for setting the strategic policies that guide the Company. The Board of Directors has delegated the day-to-day management of the Company to Prime Income Asset Management, LLC, a Nevada limited liability company ("Prime") under a written Advisory Agreement that is reviewed annually by ARL's Board of Directors. The directors of ARL are also directors of TCI and IOT. The Chairman of the Board of Directors of ARL also serves as the Chairman of the Board of Directors of TCI and IOT. The officers of ARL also serve as officers of TCI, IOT and Prime.

ARL's contractual advisor is Prime, the sole member of which is Prime Income Asset Management, Inc. a Nevada corporation ("PIAMI") which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. Prime's duties include but are not limited to locating, evaluating and recommending real estate and real estate-related investment opportunities. Prime also arranges, for ARL's benefit, debt and equity financing with third party lenders and investors. Prime also serves as advisor to TCI and IOT. As the contractual advisor, Prime is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance—The Advisor". ARL has no employees. Employees of Prime render services to ARL in accordance with the terms of the Advisory Agreement.

Triad Realty Services, L.P. ("Triad"), an affiliate of Prime, provides management services for our commercial properties. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings, LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), which is owned by HRSHLLC. Regis Hotel I, LLC, another Prime affiliate, manages the Company's hotel investments. ARL engages third party companies to lease and manage its apartment properties. Triad receives a fee for its property management services. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance—Property Management".

Our primary business is the acquisition, development and ownership of income-producing residential, hotel and commercial real estate properties. In addition, ARL opportunistically acquires land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents; leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies; leasing trade show and exhibit space to temporary as well as long-term tenants; and renting hotel rooms to guests. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2010, our income-producing properties consisted of:

- 30 commercial properties totaling 5.7 million rentable square feet, consisting of 19 office buildings, six commercial warehouses, four retail properties, and a 344,975 square foot trade show and exhibit hall;
- Five hotels comprising 808 rooms;
- 47 apartment communities totaling 8,525 units, excluding apartments being developed.

The following table sets forth the location of our real estate held for investment (income-producing properties only) by asset type as of December 31, 2010:

	Apartments		Commercial		Hotels	
Location	No.	Units	No.	SF	No.	Rooms
Greater Dallas-Ft Worth, TX	19	3,876	16	2,865,716		
Greater Houston, TX	3	656				
San Antonio, TX	2	468				
Temple, TX	2	452				
Other Texas	5	1,053				
Mississippi	6	328	1	26,000		
Arkansas	4	580				
Tennessee	2	312				
Baton Rouge, LA	1	160				
Kansas	1	320				
Ohio	1	200				
New Orleans, LA			5	1,357,475		
Alaska			1	20,715		
Florida	1	120	1	6,722		
Illinois			1	306,609		
Indiana			1	220,461		
Michigan			1	179,741		
Oklahoma			1	225,566		
Wisconsin			1	122,205		
California					4	647
Colorado			1	344,975	1	161
Total	47	8,525	30	5,676,185	5	808

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable-rate construction loans that are refinanced with the proceeds of long-term, fixed-rate amortizing mortgages when the development has been completed and occupancy has been stabilized. When we sell properties, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable, secured by the property being sold. We may also from time to time enter into partnerships or joint ventures with various investors to acquire land or income-producing properties or to sell interests in certain of our properties.

We partner with various third-party development companies to construct residential apartment communities. We are currently involved in the construction of five apartment complexes. The third-party developer typically holds a general partner as well as a limited partner interest in a limited partnership formed for the purpose of building a single property while we generally take a limited partner interest in the limited partnership. We may contribute land to the partnership as part of our equity contribution or we may contribute the necessary funds to the partnership to acquire the land. We are required to fund all required equity contributions while the third-party developer is responsible for obtaining construction financing, hiring a general contractor and for the overall management, successful completion and delivery of the project. We generally bear all the economic risks and rewards of ownership in these partnerships and therefore include these partnerships in our consolidated financial statements. The third-party developer is paid a developer fee typically equal to a percentage of the construction costs. When the project reaches stabilized occupancy, we acquire the third-party developer's partnership interests in exchange for any remaining unpaid developer fees.

At December 31, 2010, our apartment projects in development included (dollars in thousands):

Property	Location	No. of Units	Costs to Date[(1)]	Total Projected Costs[(1)]
Blue Ridge	Midland, TX	290	$18,454	$ 27,570
Lodge at Pecan Creek	Denton, TX	192	3,611	18,887
Parc at Denham Springs	Denham Springs, LA	224	17,034	22,142
Sonoma Court	Rockwall, TX	124	4,004	12,587
Toulon	Gautier, MS	240	7,015	27,488
Total		1,070	$50,118	$108,674

(1) Costs include construction hard costs, construction soft costs and loan borrowing costs.

We are partnered in a joint venture with HarmInvest GmbH, Berlin, to develop an approximately 420 acre former naval base into a holiday resort located in the northeastern section of Schleswig-Holstein, Germany. It will be a multi-family resort area with vacation homes, hotels, a marina and yacht club, along with an 18-hole golf course.

We have made investments in a number of large tracts of undeveloped and partially developed land and intend to a) continue to improve these tracts of land for our own development purposes or b) make the improvements necessary to ready the land for sale to other developers.

At December 31, 2010, our investments in undeveloped and partially developed land consisted of the following (dollars in thousands):

Property	Location	Date(s) Acquired	Acres	Cost	Primary Intended Use
Capital City Center	Jackson, MS	2007-2008	8	$ 13,455	Mixed use
Kaufman County Multi-Tracts	Kaufman County, TX	2000-2008	2,831	11,886	Single-family residential
Las Colinas Multi-Tracts	Irving, TX	1995-2006	221	13,714	Commercial
US Virgin Islands Multi-Tracts	St. Thomas, USVI	2005-2008	97	16,367	Single-family residential
Meloy Portage	Kent, OH	2004	53	5,119	Single-family residential
McKinney Multi-Tracts	McKinney, TX	1997-2008	224	28,543	Mixed use
Mercer Crossing	Dallas, TX	1996-2008	918	112,034	Mixed use
Pioneer Crossing	Austin, TX	1997-2005	887	29,297	Multi-family residential
Port Olpenitz	Kappeln, Germany	2008	420	31,526	Mixed use
Travis Ranch	Kaufman County, TX	2008	25	2,780	Multi-family residential
Valley Ranch Multi-Tracts	Irving, TX	2004	27	5,826	Commercial
Waco Multi-Tracts	Waco, TX	2005-2006	492	4,831	Single-family residential
Windmill Farms	Kaufman County, TX	2008	3,287	47,522	Single-family residential
Woodmont Multi-Tracts	Dallas, TX	2006-2008	76	53,747	Mixed use
Subtotal			9,566	376,647	
Other land holdings	Various	1990-2008	825	53,747	Various
Total land holdings			10,391	$430,394	

Significant Real Estate Acquisitions/Dispositions and Financings

A summary of some of the significant transactions for the year ended December 31, 2010 are discussed below:

On February 18, 2010, we purchased 15.88 acres of Furniture Row land located in Midland, Texas, for $2.2 million. We financed the transaction with $0.3 million cash, a $0.8 million draw on a construction loan with a commercial lender, and a $1.0 million loan provided by the seller. The seller financing accrues interest, payable monthly, at 8.0% and matures on March 18, 2011. A construction loan in the amount of $24.5 million was taken out to fund the development of Blue Ridge Apartments, 290-unit complex. The note accrues interest at 5.37%, payable monthly at interest only, until November 1, 2011. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On March 17, 2010, we sold our membership in IGCH Villager Associates, Ltd. to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $1.5 million. This entity owns the Villager Apartments, a 33-unit complex located in Fort Walton Beach, Florida, We received $0.8 million in cash, and the buyer assumed the existing mortgage of $0.7 million secured by the property. The project was sold to a related party; therefore, the gain of $0.4 million was deferred and will be recorded upon sale to a third party.

On March 30, 2010, we refinanced the existing mortgage on Blue Lake Villas apartments, a 186-unit complex located in Waxahachie, Texas, for a new mortgage of $10.7 million. We paid off the existing mortgage of $10.3 million and $0.5 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on April 1, 2050.

On March 30, 2010, we refinanced the existing mortgage on Spyglass apartments, a 256-unit complex located in Mansfield, Texas, for a new mortgage of $15.8 million. We paid off the existing mortgage of $15.5 million and $0.4 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 37-year amortization schedule, maturing on April 1, 2047.

On March 30, 2010, we refinanced the existing mortgage on Falcon Lakes apartments, a 248-unit complex located in Arlington, Texas, for a new mortgage of $13.7 million. We paid off the existing mortgage of $13.1 million and $0.7 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 36-year amortization schedule, maturing on April 1, 2046.

On April 15, 2010, we sold 6.77 acres of land known as McKinney Corners II land located in McKinney, Texas for a sales price of $1.6 million. We paid off the existing debt of $1.4 million and closing costs. We recorded a gain of $1.1 million on the sale of the land parcel.

On April 16, 2010, we sold the Foxwood apartments, a 220-unit complex located in Memphis, Tennessee, to One Realco Retail, Inc., a related party under common control, for a sales price of $5.1 million. The buyer assumed the existing mortgage of $5.1 million secured by the property. The property was sold to a related party; therefore, the gain of $5.8 million was deferred. The deferred gain was recognized in June 2010, upon sale of the property to a third party.

On April 23, 2010, we sold our membership interest in Longfellow Investors I, LLC, Longfellow Investors II, LLC, Longfellow Investors III, LLC, Longfellow Investors IV, LLC and Longfellow Investors V, LLC to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $20.0 million. These entities had limited partner interests in Longfellow Arms Apartments, Ltd., an entity that owned a 216-unit complex located in Longview, Texas. We received $6.1 million in cash, and the buyer assumed the existing mortgage of $14.4 million secured by the property. The property was sold to a related party; therefore, the gain of $3.6 million was deferred and will be recorded upon sale to a third party.

On May 4, 2010, we sold our investment in T Autumn Chase, Inc. to Taaco Financial, Inc., a related party under common control, for a sales price of $16.0 million. This entity owns 16.79 acres of land known as Ewing 8 land located in Addison, Texas. The buyer assumed the existing mortgage of $10.7 million secured by the property. We recorded a loss of $5.3 million on the sale of the land parcel.

On May 11, 2010, we refinanced the existing mortgage on Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas, for a new mortgage of $9.5 million. We paid off the existing mortgage of $8.3 million and $1.4 million in closing costs. The note accrues interest at 4.5% and payments of interest and principal are due monthly based upon a 33-year amortization schedule, maturing on June 1, 2043.

On May 13, 2010, a construction loan with a commercial lender in the amount of $17.0 million was taken out to fund the development of the Toulon Apartments, a 240-unit complex located in Gautier, Mississippi. The loan accrues interest at 5.37% payable monthly as interest only, until December 1, 2011. Thereafter payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2051.

On May 18, 2010, we sold our investment in TCI Eton Square, L.P. to TX Highland RS Corp, a related party under common control, for a sales price of $13.7 million. This entity owns a 225,566 square foot office and retail center known as Eton Square located in Tulsa, Oklahoma. We provided $4.0 million in seller financing with a three-year note receivable. The note accrues interest at prime plus 2.0% and is payable at maturity on May 18, 2013. The buyer assumed the existing mortgage of $9.6 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On May 21, 2010, we refinanced the existing mortgage on Desoto Ranch apartments, a 248-unit complex located in Desoto, Texas, for a new mortgage of $16.3 million. We paid off the existing mortgage of $15.7 million and $0.8 million in closing costs. The note accrues interest at 4.79% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2050.

On May 27, 2010, we refinanced the existing mortgage on Vistas at Pinnacle Park apartments, a 332-unit complex located in Dallas, Texas, for a new mortgage of $19.1 million. We paid off the existing mortgage of $18.3 million and $1.0 million in closing costs. The note accrues interest at 4.86% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2050.

On May 28, 2010, a loan with a commercial lender in the amount of $3.7 million was taken out to fund real estate property taxes. The loan accrues at 12.5%, payable monthly as interest only, until July 1, 2012. Thereafter, payments of interest and principal are due monthly based upon an 8-year amortization schedule, maturing on June 1, 2020.

On June 16, 2010, we sold the Chateau apartments, a 115-unit complex located in Bellevue, Nebraska, to One Realco Retail, Inc. and TCI Woodsong, Inc., both related parties under common control, for a sales price of $2.9 million. The buyer assumed the existing mortgage of $2.9 million secured by the property. The property was sold to a related party; therefore, the gain of $2.4 million was deferred. The deferred gain was recognized in July 2010, upon sale of the property to a third party.

On July 12, 2010, we sold our investment in Pioneer Crossing Hotels, LLC to One Realco Corporation, a related party under common control, for a sales price of $17.2 million. This entity owns the Piccadilly Airport Hotel, a 185-room hotel, the Piccadilly Inn Express Hotel, a 78-room hotel, and the Piccadilly Shaw Hotel, a 194-room hotel, all located in Fresno, California. In addition, we sold a $10.1 million intercompany receivable. The buyer assumed the existing mortgage of $27.3 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On July 29, 2010, we refinanced the existing mortgage on Heather Creek apartments, a 200-unit complex located in Mesquite, Texas, for a new mortgage of $12.0 million. We paid down the existing debt of $11.5 million and $0.7 million in closing costs. The note accrues interest at 4.33% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on August 1, 2050.

On July 30, 2010, we purchased 8.91 acres of Sonoma Court land located in Rockwall, Texas, for $0.9 million. This land was purchased for the development of Sonoma Court apartments, a 124-unit apartment complex. We financed the transaction with a $0.9 million draw on a construction loan with a commercial lender.

On July 30, 2010, a construction loan with a commercial lender in the amount of $11.2 million was obtained to fund the development of the Sonoma Court apartments, a 124-unit complex located in Rockwall, Texas. The loan accrues interest at 5.35%, payable monthly as interest only, until November 1, 2011. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051

On July 30, 2010, we recognized the 2009 sale of 21.9 acres of land known as Pulaski land located in Pulaski County, Arkansas, to One Realco Land Holdings, Inc. and One Realco Corporation, both related parties under common control, for a sales price of $2.3 million. The buyer assumed the existing mortgage of $1.1 million secured by the property and we provided seller financing of $1.2 million. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $1.2 million when the buyer subsequently sold the land to a third party and the seller financing was not collected.

The Company had a 14.8% limited partner interest in a partnership that owned a 131-unit apartment complex known as Quail Oaks apartments, located in Balch Springs, Texas. The partnership was consolidated in accordance with ASC 810, whereby we determined that we were a primary beneficiary. On August 3, 2010 the partnership transferred ownership of the property to the existing lender and the result was a gain of $1.8 million.

On August 4, 2010, we sold 6.51 acres of land known as Hines Meridian land located in Irving, Texas for a sales price of $2.0 million. We received $0.4 million in cash, after paying in full the existing debt of $0.9 million and providing seller financing of $0.5 million. The note accrues interest at 8.0% and is payable at maturity on August 11, 2011. We recorded a gain of $0.6 million on the sale of the land parcel.

On August 20, 2010, we sold our investment in American Mart Hotel Corporation to ABC Land and Development, Inc., a related party under common control, for a sales price of $3.1 million. This entity owns the Comfort Inn Hotel, a 161-room hotel, located in Denver, Colorado. The buyer assumed the existing mortgage of $3.0 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. ARL has deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On August 30, 2010, we sold the Mason Park apartments, a 312-unit complex located in Katy, Texas, for a sales price of $22.9 million. We recorded a gain of $0.3 million on the sale of the apartment.

On September 14, 2010, a construction loan with a commercial lender in the amount of $16.5 million was obtained to fund the development of the Lodge at Pecan Creek apartments, a 192-unit complex located in Denton, Texas. The loan accrues interest at 5.05%, payable monthly as interest only, until March 1, 2012. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On September 15, 2010, we sold our investment in Pacific Center, LLC to ABC Land and Development, Inc., a related party under common control, for a sales price of $2.5 million. This entity owns the Piccadilly University Hotel, a 190-room hotel, located in Fresno, California. In addition we sold a $2.0 million intercompany receivable. The buyer assumed the existing mortgage of $4.5 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Bridgeview Plaza, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $8.3 million. This entity owns a 122,205 square foot retail center known as Bridgeview Plaza located in La Crosse, Wisconsin. We provided $2.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $6.2 million, secured by the property, but did not assume the obligation of our guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Transcontinental Brewery, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $3.8 million. This entity owns a 29,784 square foot office building and 13.0 acres of land known as Eagle Crest in Farmers Branch, Texas. The buyer assumed the existing mortgage of $2.4 million, secured by the property. A five-year note receivable for $1.4 million was given as consideration, with an interest rate of 6.0%, payable at maturity on September 21, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in South Cochran Corporation to Warren Road Farm, Inc., a related party under common control, for a sales price of $2.2 million. This entity owns a 220,461 square foot retail center known as Dunes Plaza located in Michigan City, Indiana. In addition, we sold a $1.0 million intercompany receivable. The buyer assumed the existing mortgage of $3.2 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Thornwood Apartments, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $6.7 million. This entity owns 245.95 acres of land known as Windmill Farms-Harlan land located in Kaufman County, Texas. We provided $1.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $5.5 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Windmill Farms, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $64.5 million. This entity owns 2,957.95 acres of land known as Windmill Farms land located in Kaufman County, Texas. We provided $33.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $30.7 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 28, 2010, we sold the Baywalk apartments, a 192-unit complex located in Galveston, Texas for a sales price of $8.6 million. We recorded a gain of $1.8 million on the sale of the apartment.

On September 30, 2010, we recognized the 2003 sale of four properties to subsidiaries of United Housing Foundation, Inc., a Texas Non-Profit 501(c)3 Corporation. We sold the Limestone at Vista Ridge apartments for $19.0 million, the Limestone Canyon apartments for $18.0 million, the Sendero Ridge apartments for $29.4 million and the Tivoli apartments for $16.1 million. At the time of the sale, We remained as the guarantor on the existing mortgages and the sales were not recorded. Instead, these transactions were accounted for on the deposit method and the properties and corresponding debt continued to be consolidated. These mortgages have since been refinanced and such refinancing does not include any obligations by us as guarantor. We recorded the sale and recorded $25.2 million in deferred gain on the sale. Due to the related party nature of these sales, we will not record the gain on the sale until the properties are sold to a third party.

On October 4, 2010, we sold our investment in Marina Landing Corp. to ABC Land and Development, Inc., a related party under common control, for a sales price of $5.8 million. This entity owns a 256-unit apartment complex known as Marina Landing Apartments located in Galveston, Texas. The buyer assumed the existing mortgage of $10.4 million. We provided $5.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 4, 2015.

On October 5, 2010, we sold the Island Bay apartments, a 458-unit complex located in Galveston, Texas, for a sales price of $15.0 million. The existing mortgage of $14.0 million is secured by the property. Ownership of the property transferred to the existing lender and the result was a gain of $4.1 million.

On October 6, 2010, we recognized the 2009 sale of 4.7 acres of land known as Cigna land located in Irving, Texas to One Realco Land Holdings, Inc., a related party under common control, for a sales price of $1.0 million. The buyer assumed the existing mortgage of $0.8 million secured by the property.

On October 22, 2010, we sold our investment in Continental Common, Inc., which owns a 512,593 square foot office building known as 1010 Commons, located in New Orleans, Louisiana, 17.2 acres of land known as Lacy Longhorn land, located in Farmers Branch, Texas, and 44.17 acres of land known as Marine Creek land, located in Fort Worth, Texas, to ABCLD, LLC, a related party under common control, for a sales price of $30.9 million. The buyer assumed the existing mortgage of $24.1 million secured by the properties and we provided $6.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 22, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On October 29, 2010, we recognized the 2009 sale of 100% of our membership interest in JMJ Circle C, LLC, 99% of our membership interest in JMJ Circle C East, LLC and 99% of our membership interest in JMJ Circle C West, LLC to Avana HRS Development, Inc., a related party under common control, for a sales price of $0.5 million. These entities owned 1,093.98 acres of land known as Avana land located in Austin, Texas. The buyer assumed the existing mortgage of $39.7 million secured by the property. Included in the debt assumed by the buyer, was approximately $8.6 million due to us. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $8.6 million when the buyer subsequently sold the land to a third party and the note was not collected.

On November 3, 2010, we sold 8.0 acres of land known as Alliance Hickman land located in Tarrant County, Texas, for a sales price of $1.3 million. The existing loan of $0.7 million, secured by the property, was paid off at close. We recorded a gain of $0.2 million on the land parcel.

On November 30, 2010, we sold the Kingsland Ranch apartments, a 398-unit complex located in Katy, Texas for a sales price of $29.3 million. We recorded a gain of $4.2 million on the apartment sale.

On November 30, 2010, we refinanced the existing mortgage on Dakota Arms apartments, a 208-unit complex located in Lubbock, Texas, for a new mortgage of $12.5 million. We paid down the existing debt of $12.0 million and $0.5 million in closing costs. The note accrues interest at 4.28% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On November 30, 2010, we refinanced the existing mortgage on River Oaks apartments, a 180-unit complex located in Wylie, Texas, for a new mortgage of $9.9 million. We paid down the existing debt of $9.4 million and $0.5 million in closing costs. The note accrues interest at 3.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On November 30, 2010, we refinanced the existing mortgage on Wildflower Villas apartments, a 220-unit complex located in Temple, Texas, for a new mortgage of $13.9 million. We paid down the existing debt of $13.4 million and $0.5 million in closing costs. The note accrues interest at 4.27% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On December 23, 2010, ARL sold 34 properties, which consisted of six commercial buildings comprising an aggregate of 1.4 million square feet, approximately 3,683 acres of undeveloped land, and one ground lease to FRE Real Estate, Inc. a related party under common control, for an aggregate sales price of $229.2 million. The buyer assumed the existing mortgages of $174.1 million secured by the properties and we provided $55.1 million in seller financing notes with a five-year note term. The notes accrue interest at 6.0% and are payable at maturity on December 23, 2015. We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 23, 2010, we sold Cooley Building, a 27,041 office building located in Dallas, Texas, to ABCLD Properties, LLC and ABCLD Income, LLC, both related parties under common control, for a sales price of $2.8 million. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 30, 2010, we sold 51.71 acres of land known as Alliance Centurion 52 land located in Tarrant County, Texas, for a sales price of $2.0 million. The existing loan of $2.0 million, secured by the property, was paid off at close. We recorded a loss of $0.7 million on the land parcel.

On December 30, 2010, we sold a parking garage known as 217 Rampart located in New Orleans, Louisiana, for a sales price of $0.5 million. The existing loan of $0.4 million, secured by the property, was paid off at close. We recorded a loss of $1.7 million on the sale of the parking garage.

On December 30, 2010, we refinanced the existing mortgage on Windsong apartments, a 188-unit complex located in Fort Worth, Texas, for a new mortgage of $10.7 million. We paid down the existing debt of $10.3 million and $0.4 million in closing costs. The note accrues interest at 4.25% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on January 1, 2051.

On December 31, 2010, we sold 4.3 acres of land known as Grapevine Vineyards land located in Grapevine, Texas, to ART Westwood FL, Inc., a related party under common control, for a sales price of $0.9 million. We recorded a loss on sale of $263,000.

On December 31, 2010, we sold 2.6 acres of land known as Grapevine Vineyards II land located in Grapevine, Texas, to ART Westwood Fl, Inc., a related party under common control, for a sales price of $1.5 million. We recorded a loss on sale of $30,000.

On December 31, 2010, we sold 5.6 acres of land known as Nashville land located in Nashville, Tennessee and 0.7 acres of land known as Kelly Lots land located in Farmers Branch, Texas, to First Equity Properties, Inc., a related party under common control, for a sales price of $0.3 million. There was no gain or loss recorded on this sale.

On December 31, 2010, we sold 6.3 acres of land known as Nashville land located in Nashville, Tennessee, to ART Westwood FL, Inc., a related party under common control, for a sales price of $1.2 million. The property was sold to a related party; therefore, the gain of $3,000 was deferred and will be recorded upon sale to a third party.

We continue to invest in the development of apartments and various projects. During the twelve months ended December 31, 2010, we have expended $50.0 million on construction and development and capitalized $6.2 million of interest costs.

The properties that we have sold to a related party under common control and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

Business Plan and Investment Policy

Our business objective is to maximize long-term value for our stockholders by investing in commercial real estate through the acquisition, development and ownership of apartments, commercial properties, hotels, and land. We intend to achieve this objective through acquiring and developing properties in multiple markets and operating as an industry-leading landlord. We believe this objective will provide the benefits of enhanced investment opportunities, economies of scale and risk diversification, both in terms of geographic market and real estate product type. We believe our objective will also result in continuing access to favorably priced debt and equity capital. In pursuing our business objective, we seek to achieve a combination of internal and external growth while maintaining a strong balance sheet and employing a strategy of financial flexibility. We maximize the value of our apartments and commercial properties by maintaining high occupancy levels while charging competitive rental rates, controlling costs and focusing on tenant retention. We also pursue attractive development opportunities either directly or in partnership with other investors.

For our portfolio of commercial properties, we generate increased operating cash flow through annual contractual increases in rental rates under existing leases. We also seek to identify best practices within our industry and across our business units in order to enhance cost savings and gain operating efficiencies. We employ capital improvement and preventive maintenance programs specifically designed to reduce operating costs and increase the long-term value of our real estate investments.

We seek to acquire properties consistent with our business objectives and strategies. We execute our acquisition strategy by purchasing properties which management believes will create stockholder value over the long-term. We will also sell properties when management believes value has been maximized or when a property is no longer considered an investment to be held long-term.

We are continuously in various stages of discussions and negotiations with respect to development, acquisition, and disposition projects. The consummation of any current or future development, acquisition, or disposition, if any, and the pace at which any may be completed cannot be assured or predicted.

Substantially all of our properties are owned by subsidiary companies, many of which are single-asset entities. This ownership structure permits greater access to financing for individual properties and permits flexibility in negotiating a sale of either the asset or the equity interests in the entity owning the asset. From time-to-time, our subsidiaries have invested in joint ventures with other investors, creating the possibility of risks that do not exist with properties solely owned by an ARL subsidiary. In those instances where other investors are involved, those other investors may have business, economic, or other objectives that are inconsistent with our objectives, which may in turn require us to make investment decisions different from those if we were the sole owner.

Real estate generally cannot be sold quickly. We may not be able to promptly dispose of properties in response to economic or other conditions. To offset this challenge, selective dispositions have been a part of our strategy to maintain an efficient investment portfolio and to provide additional sources of capital. We finance acquisitions through mortgages, internally generated funds, and, to a lesser extent, property sales. Those sources provide the bulk of funds for future acquisitions. We may purchase properties by assuming existing loans secured by the acquired property. When properties are acquired in such a manner, we customarily seek to refinance the asset in order to properly leverage the asset in a manner consistent with our investment objectives.

Our businesses are not generally seasonal with regard to real estate investments. Our investment strategy seeks both current income and capital appreciation. Our plan of operation is to continue, to the extent our liquidity permits, to make equity investments in income-producing real estate such as hotels, apartments, and commercial properties. We may also invest in the debt or equity securities of real estate-related entities. We intend to pursue higher risk, higher reward investments, such as improved and unimproved land where we can obtain reasonably-priced financing for substantially all of a property's purchase price. We intend to continue the development of apartment properties in selected markets in Texas and in other locations where we believe adequate levels of demand exist. We intend to pursue sales opportunities for properties in stabilized real estate markets where we believe our properties' value has been maximized. We also intend to be an opportunistic seller of properties in markets where demand exceeds current supply. Although we no longer actively seek to fund or purchase mortgage loans, we may, in selected instances, originate mortgage loans or we may provide purchase money financing in conjunction with a property sale.

Our Board of Directors has broad authority under our governing documents to make all types of investments, and we may devote available resources to particular investments or types of investments without restriction on the amount or percentage of assets that may be allocated to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that may be acquired. Investment objectives and policies may be changed at any time by the Board without stockholder approval.

The specific composition from time-to-time of our real estate portfolio owned by ARL directly and through our subsidiaries depends largely on the judgment of management to changing investment opportunities and the level of risk associated with specific investments or types of investments. We intend to maintain a real estate portfolio that is diversified by both location and type of property.

Competition

The real estate business is highly competitive and we compete with numerous companies engaged in real estate activities (including certain entities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than ARL. We believe that success against such competition is dependent upon the geographic location of a property, the performance of property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to a property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. With respect to hotels, competition is also based upon the market served, i.e., transient, commercial, or group users. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item 1A. "Risk Factors".

To the extent that ARL seeks to sell any of its properties, the sales prices for the properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where ARL's properties are located, as well as aggressive buyers attempting to dominate or penetrate a particular market.

As described above and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", the officers and directors of ARL serve as officers and directors of TCI and IOT. TCI and IOT have business objectives similar to those of ARL. ARL's officers and directors owe fiduciary duties to both IOT and TCI as well as to ARL under applicable law. In determining whether a particular investment opportunity will be allocated to ARL, IOT, or TCI, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", ARL competes with affiliates of Prime having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate-related investments. In resolving any potential conflicts of interest which may arise, Prime has informed ARL that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

ARL maintains an Internet site at http://www.amrealtytrust.com. Available through the website, free of charge, are Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16, and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission. In addition, we have posted the charters for the Audit Committee, Compensation Committee, and Governance and Nominating Committee, as well as the Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence, and other information on the website. These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common shareholders.

ITEM 1A. *RISK FACTORS*

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

Risk Factors Related to our Business

Adverse events concerning our existing tenants or negative market conditions affecting our existing tenants could have an adverse impact on our ability to attract new tenants, release space, collect rent or renew leases, and thus could adversely affect cash flow from operations and inhibit growth.

Cash flow from operations depends in part on the ability to lease space to tenants on economically favorable terms. We could be adversely affected by various facts and events over which the Company has limited or no control, such as:

- lack of demand for space in areas where the properties are located;
- inability to retain existing tenants and attract new tenants;
- oversupply of or reduced demand for space and changes in market rental rates;
- defaults by tenants or failure to pay rent on a timely basis;
- the need to periodically renovate and repair marketable space;
- physical damage to properties;
- economic or physical decline of the areas where properties are located; and
- potential risk of functional obsolescence of properties over time.

At any time, any tenant may experience a downturn in its business that may weaken its financial condition. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. Any tenant bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to the Company.

If tenants do not renew their leases as they expire, we may not be able to rent the space. Furthermore, leases that are renewed, and some new leases for space that is re-let, may have terms that are less economically favorable than expiring lease terms, or may require us to incur significant costs, such as renovations, tenant improvements or lease transaction costs. Any of these events could adversely affect cash flow from operations and our ability to make distributions to shareholders and service indebtedness. A significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service payments, are not necessarily reduced when circumstances cause a decrease in rental income from the properties.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting tenants for the properties and in locating land to develop and properties to acquire.

In our effort to lease properties, we compete for tenants with a broad spectrum of other landlords in each of the markets. These competitors include, among others, publicly-held REITs, privately-held entities, individual property owners and tenants who wish to sublease their space. Some of these competitors may be able to offer prospective tenants more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, operating results could be adversely affected.

We may experience increased operating costs which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, cleaning, electricity, heating, ventilation and air conditioning, administrative costs and other costs associated with security, landscaping, repairs, and maintenance of the properties. While some current tenants are obligated by their leases to reimburse us for a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets to offset the increased expenses, without at the same time decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service indebtedness could be adversely affected.

Our ability to achieve growth in operating income depends in part on its ability to develop additional properties.

We intend to continue to develop properties where warranted by market conditions. We have a number of ongoing development and land projects being readied for commencement.

Additionally, general construction and development activities include the following risks:

- construction and leasing of a property may not be completed on schedule, which could result in increased expenses and construction costs, and would result in reduced profitability for that property;
- construction costs may exceed original estimates due to increases in interest rates and increased cost of materials, labor or other costs, possibly making the property less profitable because of inability to increase rents to compensate for the increase in construction costs;
- some developments may fail to achieve expectations, possibly making them less profitable;

- we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;
- we may abandon development opportunities after the initial exploration, which may result in failure to recover costs already incurred. If we determine to alter or discontinue its development efforts, future costs of the investment may be expensed as incurred rather than capitalized and we may determine the investment is impaired resulting in a loss;
- we may expend funds on and devote management's time to projects which will not be completed; and
- occupancy rates and rents at newly-completed properties may fluctuate depending on various factors including market and economic conditions, and may result in lower than projected rental rates and reduced income from operations.

We face risks associated with property acquisitions.

We acquire individual properties and various portfolios of properties and intend to continue to do so. Acquisition activities are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the seller's offering price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with limited recourse, with respect to unknown liabilities. However, if an unknown liability was later asserted against the acquired properties, we might be required to pay substantial sums to settle it, which could adversely affect cash flow.

Many of our properties are concentrated in our primary markets and the Company may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in specific geographic areas in the southwestern, southeastern, and mid-western United States. The Company's overall performance is largely dependent on economic conditions in those regions.

We are leveraged and may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2010 of approximately $1.3 billion. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of our capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources upon which the Company relies. There is no guarantee that we will be able to access these markets or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own similar properties.

We may suffer adverse effects as a result of terms and covenants relating to the Company's indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolio declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders may be reduced. If payments on debt cannot be made, we could sustain a loss or suffer judgments, or in the case of mortgages, suffer foreclosures by mortgagees. Further, some obligations contain cross-default and/or cross-acceleration provisions, which means that a default on one obligation may constitute a default on other obligations.

We anticipate only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or the terms of any refinancing will not be as favorable as the terms of the maturing debt. If principal balances due at maturity cannot be refinanced, extended, or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity capital, cash flow may not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt contain customary restrictions, requirements and other limitations on the ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios, and minimum ratios of unencumbered assets to unsecured debt. Our continued ability to borrow is subject to compliance with financial and other covenants. In addition, failure to comply with such covenants could cause a default under credit facilities, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the general economy.

An increase in interest rates would increase interest costs on variable rate debt and could adversely impact the ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will the interest costs, which could adversely affect cash flow and the ability to pay principal and interest on our debt and the ability to make distributions to shareholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

Unbudgeted capital expenditures or cost overruns could adversely affect business operations and cash flow.

If capital expenditures for ongoing or planned development projects or renovations exceed expectations, the additional cost of these expenditures could have an adverse effect on business operations and cash flow. In addition, we might not have access to funds on a timely basis to pay the unexpected expenditures.

Construction costs are funded in large part through construction financing, which the Company may guarantee. The Company's obligation to pay interest on this financing continues until the rental project is completed, leased-up and permanent financing is obtained, or the for sale project is sold, or the construction loan is otherwise paid. Unexpected delays in completion of one or more ongoing projects could also have a significant adverse impact on business operations and cash flow.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be limited. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period desired, or whether we will be able to sell the assets at a price that will allow the Company to fully recoup its investment. We may not be able to realize the full potential value of the assets and may incur costs related to the early pay-off of the debt secured by such assets.

We intend to devote resources to the development of new projects.

We plan to continue developing new projects as opportunities arise in the future. Development and construction activities entail a number of risks, including but not limited to the following:

- we may abandon a project after spending time and money determining its feasibility;
- construction costs may materially exceed original estimates;
- the revenue from a new project may not be enough to make it profitable or generate a positive cash flow;
- we may not be able to obtain financing on favorable terms for development of a property, if at all;
- we may not complete construction and lease-ups on schedule, resulting in increased development or carrying costs; and
- we may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- our real estate assets are concentrated primarily in the southwest and any deterioration in the general economic conditions of this region could have an adverse effect;
- changes in interest rates may make the ability to satisfy debt service requirements more burdensome;
- lack of availability of financing may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control;
- acts of terrorism, and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow will be adversely affected. The following factors, among others, may adversely affect the income generated by our properties:

- downturns in the national, regional and local economic conditions (particularly increases in unemployment);
- competition from other office, hotel and commercial buildings;
- local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;
- changes in interest rates and availability of financing;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;
- civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;
- significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;
- declines in the financial condition of our tenants and our ability to collect rents from our tenants; and
- decreases in the underlying value of our real estate.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- the financial condition of our tenants may be adversely affected which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or for other reasons;
- significant job losses within our tenants may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and the Company may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2010, our portfolio consisted of 82 income producing properties consisting of 47 apartments, 30 commercial properties, and five hotels. The apartments have a total of 8,525 units. The commercial properties consist of 19 office buildings, six industrial warehouses, four shopping centers, and one merchandise mart which is 344,975 square feet. The five hotels have a total of 808 rooms. The average dollar per square foot for the Company's apartment/residential portfolio is $8.93 and $11.96 for the commercial portfolio. In addition, we own or control 10,391 acres of improved and unimproved land held for future development or sale. The table below shows information relating to those properties.

Apartments	Location	Units	Occupancy
Anderson Estates	Oxford, MS	48	95.80%
Blue Lake Villas I	Waxahachie, TX	186	94.10%
Blue Lake Villas II	Waxahachie, TX	70	98.60%
Breakwater Bay	Beaumont, TX	176	90.30%
Bridgewood Ranch	Kaufman, TX	106	97.20%
Capitol Hill	Little Rock, AR	156	92.30%
Curtis Moore Estates	Greenwood, MS	104	91.30%
Dakota Arms	Lubbock, TX	208	94.70%
David Jordan Phase II	Greenwood, MS	32	96.90%
David Jordan Phase III	Greenwood, MS	40	95.00%
Desoto Ranch	DeSoto, TX	248	91.10%
Dorado Ranch	Odessa, TX	224	99.10%
Falcon Lakes	Arlington, TX	248	94.40%
Heather Creek	Mesquite, TX	200	95.50%
Huntington Ridge	DeSoto, TX	198	94.40%
Laguna Vista	Dallas, TX	206	91.70%
Lake Forest	Houston, TX	240	94.20%
Legends of El Paso	El Paso, TX	240	99.20%
Mansions of Mansfield	Mansfield, TX	208	95.70%
Mariposa Villas	Dallas, TX	216	98.60%
Mission Oaks	San Antonio, TX	228	93.90%
Monticello Estate	Monticello, AR	32	90.60%
Northside on Travis	Sherman, TX	200	96.50%
Paramount Terrace	Amarillo. TX	181	90.10%
Parc at Clarksville	Clarksville, TN	168	83.90%
Parc at Maumelle	Little Rock, AR	240	94.60%
Parc at Metro Center	Nashville, TN	144	93.80%
Parc at Rogers	Rogers, AR	152	94.40%
Pecan Pointe	Temple, TX	232	93.50%
Portofino	Farmers Branch, TX	224	93.80%
Preserve at Pecan Creek	Denton, TX	192	96.90%
Quail Hollow	Holland, OH	200	99.50%
River Oaks	Wylie, TX	180	94.40%
Riverwalk Phase I	Greenville, MS	32	93.80%
Riverwalk Phase II	Greenville, MS	72	93.10%
Savoy of Garland	Garland, TX	144	96.50%
Spyglass	Mansfield, TX	256	94.90%
Stonebridge at City Park	Houston, TX	240	94.60%
Sugar Mill	Baton Rouge, LA	160	97.50%
Treehouse	Irving, TX	160	95.00%
Verandas at City View	Fort Worth, TX	314	94.90%
Vistas of Pinnacle Park	Dallas, TX	332	89.20%
Vistas of Vance Jackson	San Antonio, TX	240	97.50%
Westwood	Mary Esther, FL	120	91.70%
Whispering Pines	Topeka, KS	320	91.60%
Wildflower Villas	Temple, TX	220	90.00%
Windsong	Fort Worth, TX	188	93.60%
	Total Apartment Units	**8,525**	

PROPERTIES (cont'd)

Office Buildings	Location	SqFt	Occupancy
225 Baronne	New Orleans, LA	422,037	0.00%
305 Baronne	New Orleans, LA	37,081	35.18%
600 Las Colinas	Las Colinas, TX	510,841	67.60%
Browning Place (Park West I)	Farmers Branch, TX	627,312	62.49%
Ergon Office Building	Jackson, MS	26,000	0.00%
Fruitland Plaza	Fruitland Park, FL	6,722	100.00%
One Hickory Center	Farmers Branch, TX	97,361	95.95%
Sesame Square	Anchorage, AK	20,715	81.02%
Stanford Center	Dallas, TX	336,910	100.00%
Two Hickory Center	Farmers Branch, TX	97,117	75.40%
	Total Office Buildings	**2,182,096**	

Industrial Warehouses	Location	SqFt	Occupancy
Addison Hanger I	Addison, TX	25,102	100.00%
Addison Hanger II	Addison, TX	24,000	30.00%
Alpenloan	Dallas, TX	28,594	22.54%
Clark Garage	New Orleans, LA	6,869	34.44%
Senlac (VHP)	Farmers Branch, TX	2,812	0.00%
	Total Industrial Warehouses	**87,377**	

Shopping Centers	Location	SqFt	Occupancy
Cross County Mall	Matoon, IL	306,609	79.31%
	Total Shopping Centers	**306,609**	

Merchandise Mart	Location	SqFt	Occupancy
Denver Merchandise Mart	Denver, CO	344,975	73.82%
		344,975	

PROPERTIES (cont'd)

Hotels Subject to Sales Contract	Location	Rooms	Average Occupancy Rate	Average Room Rate	Total Revenues/ Total Available Rooms
Inn at the Mart (Comfort Inn)	Denver, CO	161	48.08%	$71.46	$34.90
Piccadilly—Airport	Fresno, CA	185	34.62%	82.41	48.12
Piccadilly—Chateau	Fresno, CA	78	36.30%	73.77	26.91
Piccadilly—Shaw	Fresno, CA	194	37.90%	86.29	42.31
Piccadilly—University	Fresno, CA	190	31.66%	75.40	34.81
	Total Hotels Subject to Sales Contract	808	37.71%	$78.36	$48.02

Office Buildings Subject to Sales Contract	Location	SqFt	Occupancy
1010 Common	New Orleans, LA	512,593	73.89%
Amoco Building	New Orleans, LA	378,895	72.38%
Cooley Building	Farmers Branch, TX	27,000	69.44%
Eton Square	Tulsa, OK	225,566	70.35%
Fenton Center (Park West II)	Farmers Branch, TX	696,458	58.46%
Parkway North	Dallas, TX	69,009	70.93%
Signature Building	Dallas, TX	58,910	0.00%
Teleport	Irving, TX	6,833	0.00%
Westgrove Air Plaza	Addison, TX	79,652	70.32%
	Total Office Buildings Subject to Sales Contract	**2,054,916**	

Industrial Warehouses Subject to Sales Contract	Location	SqFt	Occupancy
Thermalloy	Farmers Branch, TX	177,805	0.00%
	Total Industrial Warehouses Subject to Sales Contract	**177,805**	

Shopping Centers Subject to Sales Contract	Location	SqFt	Occupancy
Bridgeview Plaza	LaCrosse, WI	122,205	89.28%
Dunes Plaza	Michigan City, IN	220,461	26.62%
Willowbrook Village	Coldwater, MI	179,741	81.25%
	Total Shopping Centers Subject to Sales Contract	**522,407**	

Lease Expiration by Year

The table below shows the lease expirations of the commercial properties over a ten-year period (dollars in thousands):

Year of Lease Expiration	Rentable Square Feet Subject to Expiring Leases	Current Annualized(1) Contractual Rent Under Expiring Leases	Current Annualized(1) Contractual Rent Under Expiring Leases (P.S.F.)	Percentage of Total Square Feet	Percentage of Gross Rentals
2011	614,517	$10,199,994	$16.60	10.8%	19.6%
2012	634,715	11,047,492	17.41	11.2%	21.2%
2013	730,092	9,280,010	12.71	12.9%	17.8%
2014	383,171	4,861,940	12.69	6.8%	9.3%
2015	340,088	4,265,600	12.54	6.0%	8.2%
2016	128,521	2,314,366	18.01	2.3%	4.4%
2017	349,278	6,332,813	18.13	6.2%	12.2%
2018	42,042	841,566	20.02	0.7%	1.6%
2019	109,507	2,326,247	21.24	1.9%	4.5%
2020	—	—	—	0.0%	0.0%
Thereafter	44,167	574,106	13.00	0.8%	1.2%
Total	3,376,098	$52,044,134		59.6%	100%

(1) Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2010 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements which may be estimates as of such date.

Land	Location	Acres
1013 Common St	New Orleans, LA	0.41
Alliance Airport	Tarrant County, TX	12.70
Audubon	Adams County, MS	48.20
Backlick Land	Springfield, VA	4.00
Cooks Lane Land	Fort Worth, TX	23.24
Copperridge	Dallas, TX	3.90
Dedeaux	Gulfport, MS	10.00
Denham Springs	Denham Springs, LA	4.38
Denton (Andrew B)	Denton, TX	22.90
Denton (Andrew C)	Denton, TX	5.20
Denton Coonrod	Denton, TX	82.80
Desoto Ranch	Desoto, TX	8.02
Dunes Plaza Vacant Land	Michigan City, IN	14.62
Elm Fork Land	Denton County, TX	35.84
Folsom Land	Dallas, TX	36.38
Galleria East Center Retail	Dallas, TX	15.00
Galleria West Hotel	Dallas, TX	1.97
Galleria West Lofts	Dallas, TX	7.19
Gautier Land	Gautier, MS	40.06
GNB Land	Farmers Branch, TX	45.00
Hollywood Casino Land Tract II	Farmers Branch, TX	13.85
Hunter Equities Land	Dallas, TX	2.56
Jackson Capital City Center	Jackson, MS	7.95
Keller Springs Lofts	Addison, TX	7.40

LAND (cont'd)

Land	Location	Acres
Kinwest Manor	Irving, TX	7.98
LaDue Land	Farmers Branch, TX	8.01
Lake Shore Villas	Humble, TX	19.51
Lamar/Palmer Land	Austin, TX	17.07
Las Colinas Station	Las Colinas, TX	10.08
Las Colinas Village	Las Colinas, TX	16.81
Lubbock Land	Lubbock, TX	2.86
Luna (Carr)	Farmers Branch, TX	2.60
Luna Ventures	Farmers Branch, TX	26.74
Manhattan Land	Farmers Branch, TX	108.90
Mansfield Land	Mansfield, TX	21.89
McKinney 36	Collin County, TX	34.05
McKinney Ranch Land	McKinney,TX	169.74
Meloy/Portage Land	Kent, OH	52.95
Nicholson Croslin	Dallas, TX	0.80
Nicholson Mendoza	Dallas, TX	0.35
Ocean Estates	Gulfport, MS	12.00
Palmer Lane (Las Praderas)	Austin, TX	367.43
Pioneer Crossing Tract I	Austin, TX	303.32
Pioneer Crossing Tract II	Austin, TX	38.54
Polo Estates At Bent Tree	Dallas, TX	5.87
Port Olpenitz GmbH	Kappelin, Germany	420.00
Seminary West Land	Fort Worth, TX	3.03
Senlac Land Tract II	Farmers Branch, TX	11.94
Sheffield Village	Grand Prairie, TX	13.90
Sisikiyou County Land	Siskiyou County, CA	20.70
Southwood Plantation 1394	Tallahassee, FL	14.52
Texas Plaza Land	Irving, TX	10.33
Travelers Land	Farmers Branch, TX	193.17
Travis Ranch Land	Kaufman County, TX	10.00
Travis Ranch Retail	Kaufman County, TX	14.93
Union Pacific Railroad Land	Dallas, TX	0.04
US Virgin Islands Land	US Virgin Islands	96.60
Valley View 34 (Mercer Crossing)	Farmers Branch, TX	2.19
Valley View/Senlac	Farmers Branch, TX	3.45
Waco 151 Land	Waco,TX	151.40
Waco Swanson	Waco, TX	340.65
Walker Land	Dallas County, TX	82.59
Walker Land (Flood Plain)	Dallas County, TX	48.62
Willowick Land	Pensacola, TX	39.78
	Total Land/Development	**3,158.91**

Land Subject to Sales Contract	Location	Acres
Ackerley Land	Dallas, TX	1.31
Archon Land	Irving, TX	29.07
Bonneau Land	Dallas County, TX	8.39
Centura Land	Dallas, TX	10.08
Chase Oaks Land	Plano, TX	6.54
Creekside	Fort Worth, TX	30.07
Crowley	Fort Worth, TX	24.90
Dalho	Farmers Branch, TX	2.89
Diplomat Drive	Farmers Branch, TX	11.65
Dominion Tract	Dallas, TX	10.59
Eagle Crest	Dallas, TX	18.60
Fortune Drive	Irving, TX	14.44
Hollywood Casino Land Tract I	Farmers Branch, TX	18.56
HSM Cummings	Farmers Branch, TX	6.11
JHL Connell	Carrollton, TX	2.11
Kaufman—Adams	Kaufman County, TX	193.73
Kaufman—Bridgewood	Kaufman County, TX	5.04
Kaufman—Cogen Land	Forney, TX	2,567.00
Kaufman—Stagliano	Forney, TX	34.80
Kaufman—Taylor	Forney, TX	31.00
Keenan Bridge Land	Farmers Branch, TX	7.36
Lacy Longhorn Land	Farmers Branch, TX	17.12
Las Colinas—Walnut Hill	Las Colinas, TX	1.58
LCLLP (Kinwest/Hackberry)	Las Colinas, TX	41.19
Limestone Canyon II	Austin, TX	9.96
Marine Creek	Fort Worth, TX	44.17
McKinney Ranch Land	McKinney,TX	20.85
Pac Trust Land	Farmers Branch, TX	7.07
Pantaze Land	Dallas, TX	6.00
Payne Land	Las Colinas, TX	149.70
Pioneer Crossing Tract I	Austin, TX	97.28
Ridgepoint Drive	Irving, TX	0.60
Senlac Land Tract I	Farmers Branch, TX	3.98
Stanley Tools	Farmers Branch, TX	23.76
Temple Land	Temple, TX	10.69
Thompson Land I	Farmers Branch, TX	3.99
Thompson Land II	Farmers Branch, TX	3.32
Three Hickory	Dallas, TX	6.64
Tomlin Land	Farmers Branch, TX	9.20
Valley Ranch Land	Irving, TX	26.91
Valley View (Hutton/Senlac)	Farmers Branch, TX	2.42
Valwood	Dallas, TX	257.05
Whorton Land	Bentonville, AR	79.70
Wilmer 88	Dallas, TX	87.60
Windmill Farms—Harlan Land	Kaufman County, TX	245.95
Windmill Farms I	Kaufman County, TX	3,041.05
	Total Land Subject to Sales Contract	**7,232.01**

ITEM 3. *LEGAL PROCEEDINGS*

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operations or liquidity.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

The Annual Meeting of Stockholders was held on September 16, 2010, at which proxies were solicited pursuant to Regulation 14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). There was no solicitation in opposition to management's nominees listed in the Proxy Statement, all of which were elected. At the annual meeting, stockholders were asked to consider and vote upon the election of Directors and the ratification of the selection of the independent public accountants for ARL for the fiscal year ending December 31, 2010. With respect to each nominee for election as a director, the following table sets forth the number of votes cast for or withheld:

	Shares Voting	
Director	**For**	**Withheld Authority**
Henry A. Butler	9,886,192	24,833
Sharon Hunt	9,887,143	23,882
Robert A. Jakuszewski	9,880,304	30,721
Ted R. Munselle	9,887,123	23,902

There were no abstentions or broker non-votes on the election of Directors. With respect to the ratification of the appointment of Farmer, Fuqua & Huff, P.C. as independent auditors of the Company for the fiscal year ending December 31, 2010, and any interim period, at least 9,897,747 votes were received in favor of such proposal, 4,590 votes were received against such proposal, and 8,688 votes abstained.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

ARL's common stock is listed and traded on the New York Stock Exchange under the symbol "ARL". The following table sets forth the high and low sales prices as reported in the consolidated reporting system of the New York Stock Exchange:

	2010		2009	
	High	**Low**	**High**	**Low**
First Quarter	$11.64	$8.50	$11.25	$ 8.46
Second Quarter	$ 8.95	$7.59	$12.00	$ 9.62
Third Quarter	$ 9.33	$7.71	$14.06	$10.12
Fourth Quarter	$ 8.99	$6.81	$13.02	$ 8.27

On March 25, 2011, the closing market price of ARL's common stock on the New York Stock Exchange was $3.04 per share, and was held by approximately 3,000 stockholders of record.

Performance Graph

The following graph compares the cumulative total stockholder return on ARL's shares of common stock with the Dow Jones Industrial Average ("Dow Jones Industrial") and the Dow Jones Real Estate Investment Index ("Dow Jones Real Estate"). The comparison assumes that $100 was invested on December 31, 2005 in shares of common stock and in each of the indices and further assumes the reinvestment of all dividends. Past performance is not necessarily an indicator of future performance.



200
150
100
50
0
DOLLARS
12/05
12/06
12/07
12/08
12/09
12/10
AMERICAN REALTY INVESTORS INC.
DOW JONES INDUSTRIAL
DOW JONES REAL ESTATE

$100 invested on 12/31/05 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
American Realty Investors Inc.	**$100.00**	**$ 98.13**	**$122.19**	**$111.60**	**$152.74**	**$ 99.13**
Dow Jones Industrial	**$100.00**	**$116.29**	**$123.77**	**$ 81.89**	**$ 97.30**	**$108.02**
Dow Jones Real Estate	**$100.00**	**$133.15**	**$106.72**	**$ 63.46**	**$ 78.27**	**$ 95.38**

ARL's Board of Directors has established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, the Board determined not to pay any dividends on common stock in 2010, 2009 or 2008. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

Under ARL's Amended Articles of Incorporation, 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock are authorized with a par value of $2.00 per share and a liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share, or $.25 per share quarterly, to stockholders of record on the last day of each March, June, September, and December, when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2010, 3,389,546 shares of Series A Preferred Stock were outstanding and 869,808 shares were reserved for issuance as future consideration in various business transactions. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly-owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

Under ARL's Amended Articles of Incorporation, 231,750 shares of Series C Cumulative Convertible Preferred Stock are authorized with a par value of $2.00 per share and liquidation preference of $100.00 per share plus accrued and unpaid dividends. The Series C Preferred Stock bears a quarterly dividend of $2.50 per share to stockholders of record on the last day of March, June, September and December when and as declared by the Board of Directors. The Series C Preferred Stock is reserved for conversion of the Class A limited partner units of ART Palm, L.P. ("Art Palm"). At December 31, 2010, 1,505,731 Class A units were outstanding. The Class A units may be exchanged for Series C Preferred Stock at the rate of 100 Class A units for each share of Series C Preferred Stock. After December 31, 2006, all outstanding shares of Series C Preferred Stock may be converted into ARL common stock. All conversions of Series C Preferred Stock into ARL common stock will be at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At March 5, 2011, no shares of Series C Preferred Stock were outstanding.

Under ARL's Amended Articles of Incorporation, 91,000 shares of Series D 9.50% Cumulative Preferred Stock are authorized with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $0.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. At March 5, 2011, no shares of Series D Preferred Stock were outstanding.

Under ARL's Amended Articles of Incorporation, 500,000 shares of Series E 6.0% Cumulative Preferred Stock are authorized with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At March 5, 2011, no Series E Preferred Stock was outstanding.

As an instrument amendatory to ARL's Amended Articles of Incorporation, 100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of March 5, 2011.

On September 1, 2000, the Board of Directors approved a share repurchase program authorizing the repurchase of up to a total of 1,000,000 shares of ARL Common Stock. This repurchase program has no termination date. In August 2010, the Board of Directors approved an increase in the share repurchase program for up to an additional 250,000 shares of Common Stock which results in a total authorization under the repurchase program for up to 1,250,000 shares. The following table sets forth information regarding purchases made by ARL of shares of ARL common stock on a monthly basis during the fourth quarter of 2010:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance at September 30, 2010			968,026	281,974
October 31, 2010	8,392	$8.02	976,418	273,582
November 30, 2010	307	$7.60	976,725	273,275
December 31, 2010	1,525	$8.17	978,250	271,750
Total	10,224			

ITEM 6. *SELECTED FINANCIAL DATA*

AMERICAN REALTY INVESTORS, INC.

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ 157,030	$ 161,863	$ 150,645	$ 144,378	$ 137,418
Total operating expenses	214,945	196,426	163,816	146,546	134,906
Operating income (loss)	(57,915)	(34,563)	(13,171)	(2,168)	2,512
Other expenses	(61,159)	(65,793)	(67,280)	(33,404)	(34,419)
Loss before gain on land sales, non-controlling interest, and income taxes	(119,074)	(100,356)	(80,451)	(35,572)	(31,907)
Gain (loss) on land sales	(10,103)	11,605	5,584	20,468	23,973
Income tax benefit	8,456	2,132	35,575	15,511	6,972
Net income (loss) from continuing operations	(120,721)	(86,619)	(39,292)	407	(962)
Net income from discontinuing operations, net of non-controlling interest	14,526	3,960	66,261	28,807	13,356
Net income (loss)	(106,195)	(82,659)	26,969	29,214	12,394
Net (income) loss attributable to non-controlling interest	11,448	12,518	(4,335)	(2,652)	672
Net income (loss) attributable to American Realty Investors, Inc.	(94,747)	(70,141)	22,634	26,562	13,066
Preferred dividend requirement	(2,488)	(2,488)	(2,487)	(2,490)	(2,491)
Net income (loss) applicable to common shares	$ (97,235)	$ (72,629)	$ 20,147	$ 24,072	$ 10,575
PER SHARE DATA					
Earnings per share—basic					
Loss from continuing operations	$ (9.75)	$ (6.65)	$ (4.13)	$ (0.43)	$ (0.26)
Income from discontinued operations	1.27	0.34	5.93	2.62	1.23
Net income (loss) applicable to common shares	$ (8.48)	$ (6.31)	$ 1.80	$ 2.19	$ 0.97
Weighted average common share used in computing earnings per share	11,463,084	11,514,038	11,165,805	10,974,565	10,895,972
Earnings per share—diluted					
Loss from continuing operations	$ (9.75)	$ (6.65)	$ (4.13)	$ (0.43)	$ (0.26)
Income from discontinued operations	1.27	0.34	5.93	2.62	1.23
Net income (loss) applicable to common shares	$ (8.48)	$ (6.31)	$ 1.80	$ 2.19	$ 0.97
Weighted average common share used in computing diluted earnings per share	11,463,084	11,514,038	11,165,805	10,974,565	10,895,972
BALANCE SHEET DATA					
Real estate, net	$ 1,332,585	$ 1,581,521	$ 1,613,402	$ 1,485,859	$ 1,272,424
Notes and interest receivable, net	88,614	83,144	77,003	83,467	52,631
Total assets	1,557,275	1,806,054	1,842,153	1,777,854	1,493,671
Notes and interest payables	1,228,681	1,394,076	1,382,629	1,400,877	1,124,765
Stock-secured notes payable	23,100	24,853	14,026	17,546	22,452
Shareholders' equity	100,235	211,349	297,578	254,547	238,683
Book value per share	$ 8.74	$ 18.36	$ 26.65	$ 23.19	$ 21.91

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate", "believe", "expect", "intend", "may", "might", "plan", "estimate", "project", "should", "will", "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors, that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the caption "Risk Factors."

The risks included here are not exhaustive. Other sections of this report, including Part I, Item 1A. "Risk Factors," include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

We are an externally advised and managed real estate investment company that owns a diverse portfolio of income-producing properties and land held for development. Our portfolio of income-producing properties includes residential apartment communities, office buildings, hotels, a trade mart located in Denver, Colorado, and other commercial properties. Our investment strategy includes acquiring existing income-producing properties as well as developing new properties on land already owned or acquired for a specific development project. We acquire land primarily in urban in-fill locations or high-growth suburban markets. We are an active buyer and seller of real estate and during 2010 we acquired $3.1 million and sold $176.9 million of land and income-producing properties. As of December 31, 2010, we owned 8,525 units in 47 residential apartment communities, 30 commercial properties comprising almost 5.7 million rentable square feet and five hotels containing a total of 808 rooms. In addition, we own 10,391 acres of land held for development with five apartment complexes and a 420-acre holiday resort project in Germany currently in development.

We finance our acquisitions primarily through operating cash flow, proceeds from the sale of land and income-producing properties and debt financing primarily in the form of property-specific first-lien mortgage loans from commercial banks and institutional lenders. We finance our development projects principally with short-term, variable interest rate construction loans that are converted to long-term, fixed rate amortizing mortgages when the development project is completed and occupancy has been stabilized. We will, from time to time, also enter into partnerships with various investors to acquire income-producing properties or land and to sell interests in certain of our wholly owned properties. When we sell assets, we may carry a portion of the sales price generally in the form of a short-term, interest bearing seller-financed note receivable. We generate operating revenues primarily by leasing apartment units to residents; leasing office, retail and industrial space to commercial tenants; and renting hotel rooms to guests.

We have historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

We are advised by Prime under a contractual arrangement that is reviewed annually by our Board of Directors. Our commercial properties are managed by Triad Realty Services, L.P. ("Triad"), an affiliate of Prime. Triad subcontracts the property-level management and leasing of our commercial properties to Regis Realty I, LLC ("Regis I"), while our hotels are managed by Regis Hotel I, LLC. We currently contract with third-party companies to manage our apartment communities.

Critical Accounting Policies

We present our financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for our financial statements issued subsequent to September 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, we no longer refer to the authoritative guidance dictating our accounting methodologies under the previous accounting standards hierarchy. Instead, we refer to the ASC guidance as the sole source of authoritative literature.

The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where we are not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities are included in consolidated net income. Our investments in Gruppa Florentina, LLC, LK-Four Hickory, LLC, and Garden Centura, L.P. are accounted for under the equity method.

Real Estate

Upon acquisitions of real estate, we assess the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-market" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with ASC Topic 805 "Business Combinations", and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-market" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Depreciation and Impairment

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other project costs incurred during the period of development.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

ASC Topic 360 "Property, Plant and Equipment" requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale", be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and we will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale", no further depreciation is recorded on the assets.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest—Capitalization of Interest" and ASC Topic 970 "Real Estate—General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Investment in Unconsolidated Real Estate Ventures

Except for ownership interests in variable interest entities, we account for our investments in unconsolidated real estate ventures under the equity method of accounting because we exercise significant influence over, but do not control, these entities. These investments are recorded initially at cost, as investments in unconsolidated real estate ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated real estate ventures over the life of the related asset. Under the equity method of accounting, our net equity is reflected within the Consolidated Balance Sheets, and our share of net income or loss from the joint ventures is included within the Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, our recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. For ownership interests in variable interest entities, we consolidate those in which we are the primary beneficiary.

Recognition of Rental Income

Rental income for commercial property leases is recognized on a straight-line basis over the respective lease terms. In accordance with ASC Topic 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-market" and "below-market" leases at their fair values over the terms of the respective leases. On our Consolidated Balance Sheets, we include as a receivable the excess of rental income recognized over rental payments actually received pursuant to the terms of the individual commercial lease agreements.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Revenue Recognition on the Sale of Real Estate

Sales and the associated gains or losses of real estate are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing Notes Receivable

We consider a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest Recognition on Notes Receivable

For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. On cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the extent cash is received.

Allowance for Estimated Losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable" for details on our notes receivable.

Fair Value of Financial Instruments

We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1	—	Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.
Level 2	—	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	—	Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Results of Operations

The discussion of our results of operations is based on management's review of operations, which is based on our segments. Our segments consist of apartments, commercial buildings, hotels, land and other. For discussion purposes, we break these segments down into the following sub-categories; same property portfolio, acquired properties, and developed properties in the lease-up phase. The same property portfolio consists of properties that were held by us for the entire period for both years being compared. The acquired property portfolio consists of properties that we acquired but have not held for the entire period for both periods being compared. Developed properties in the lease-up phase consist of completed projects that are being leased-up. As we complete each phase of the project, we lease-up that phase and include those revenues in our continued operations. Once a developed property becomes leased-up (80% or more) and is held the entire period for both years under comparison, it is considered to be included in the same property portfolio. Income producing properties that we have sold during the year are reclassified to discontinuing operations for all periods presented.

The following discussion is based on our Consolidated Statements of Operations for the twelve months ended December 31, 2010, 2009, and 2008 as included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report. The prior year's property portfolios have been adjusted for subsequent sales. Continued operations relates to income producing properties that were held during those years as adjusted for sales in the subsequent years.

At December 31, 2010, 2009, and 2008, we owned or had interests in a portfolio of 82, 98, and 99 income producing properties, respectively. For discussion purposes, we broke this out between continued operations and discontinued operations. The total property portfolio represents all income producing properties held as of December 31 for the year end presented. Sales subsequent to year end represent properties that were held as of year-end for the years presented, but sold in the next year. Continuing operations represents all properties that have not been reclassed to discontinued operations as of December 31, 2010 for the year presented. The table below shows the number of income producing properties held by year.

	2010	2009	2008
Continued operations	82	83	77
Sales subsequent to year end	—	15	22
Total property portfolio	82	98	99

Comparison of the year ended December 31, 2010 to the same period ended December 31, 2009:

Our net loss applicable to common shares increased $24.6 million as compared to the prior year. The current year net loss applicable to common shares was $97.2 million, which includes loss on land sales of $10.1 million and net income from discontinued operations, net of non-controlling interest of $14.5 million, as compared to prior year net loss applicable to common shares of $72.6 million, which includes gain on land sales of $11.6 million and net income from discontinued operations, net of non-controlling interest of $4.0 million.

The majority of the $12.4 million decrease in our net loss applicable to common shares is primarily due to our impairment on notes receivable and real estate assets of $24.5 million in the current period, as compared to $42.5 million in the prior period. This was offset by other income received from a consulting agreement with EurEnergy Resources Poland Sp.zo.o. and an incentive fee from Regis I.

Revenues

Rental and other property revenues were $157.0 million for the twelve months ended December 31, 2010. This represents a decrease of $4.8 million, as compared to the prior period revenues of $161.9 million. This change, by segment, is a decrease in the commercial portfolio of $7.2 million, a decrease in the hotel portfolio of $2.6 million and a decrease in the land portfolio of $1.0 million, offset by an increase in the apartment portfolio of $3.3 million and an increase in the other portfolio of $2.7 million. Within the commercial portfolio, the $4.8 million decrease from the same properties was due to an increase in vacancy, which we attribute to the current state of the economy. Revenues from our same hotel portfolio are also suffering due to the economy with decreased stays from travelers. Within the apartment portfolio, there was an increase of $3.2 million due to the developed properties in the lease-up phase and an increase of $0.1 million in the same property portfolio. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. We are continuing to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expenses

Property operating expenses were $96.3 million for the twelve months ended December 31, 2010. This represents an increase of $1.3 million, as compared to the prior period operating expenses of $95.0 million. This change, by segment, is an increase in our land portfolio of $3.6 million, offset by a decrease in our apartment portfolio of $0.8 million, a decrease in our commercial properties of $0.1 million and a decrease in our hotels of $1.4 million. Within the apartment portfolio, the same apartment properties decreased $1.3 million due to a decrease in overall costs and additional repairs and maintenance. The developed apartments increased expenses by $0.5 million. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. The decrease in our hotel portfolio is due to the decrease in variable costs that are directly associated with stays within the hotel. The increase within the land portfolio was primarily due to an adjustment in 2009 to correct over accrual of 2008 real estate property taxes, resulting in recording lower operating expenses in 2009. In the current period, we incurred additional real estate tax penalties and interest that we did not incur in the prior period.

Depreciation expense was $28.9 million for the twelve months ended December 31, 2010. This represents an increase of $2.4 million, as compared to the prior period depreciation expense of $26.5 million. This change, by segment, is an increase in our apartment portfolio of $1.7 million and an increase in our land and other segments of $1.0 million, offset by a decrease in the commercial portfolio of $0.3 million. Within the apartment portfolio, $1.5 million was attributable to the developed properties and $0.2 million from the same properties. The increase within the land and other portfolios was due to a prior year adjustment recorded in 2009.

Provision for allowance on notes receivable and impairment was $61.3 million for the twelve months ended December 31, 2010. The provision on impairment of notes receivable, investment in real estate partnerships, and real estate assets increased by $16.7 million as compared to the prior year period. Impairment was recorded as an additional loss in the investment portfolio of $1.9 million in commercial properties we currently hold, $7.8 million for hotels that we currently hold, $47.6 million in land we currently hold and $4.0 million allowance for doubtful receivables. The properties that were considered "subject to sales contract" were reviewed by management at the time of the sale or during the reorganization process in the fourth quarter. Impairment was taken to the extent the basis of the property exceeded the current value. In 2009, we recorded a $44.6 million allowance in the investment portfolio of $1.9 million in commercial properties we currently hold, $35.6 million in land we currently hold and $7.1 million in land that was sold for a loss.

Other income (expense)

Other income was $9.5 million for the twelve months ended December 31, 2010. This represents an increase of $5.3 million, as compared to the prior period other income of $4.2 million. The increase was due to revenue received from a consulting agreement with EurEnergy Resources Poland Sp.zoo.o. and an incentive fee from Regis I.

Interest income was $8.4 million for the twelve months ended December 31, 2010. This represents a decrease of $1.3 million as compared to the prior period interest income of $9.7 million. This change was due to the receipt of interest payments due on our Unified Housing surplus cash flow notes. Interest is recognized when interest payments are received.

Interest expense was $79.1 million for the twelve months ended December 31, 2010. This represents an increase of $0.6 million as compared to the prior period interest expense of $78.5 million. This change, by segment, is an increase in the apartment portfolio of $3.5 million, an increase in the commercial portfolio of $0.3 million, an increase in the other portfolio of $1.4 million, offset by a decrease in the land portfolio of $4.6 million. Within the apartment portfolio, the same apartment portfolio increased $1.7 million and the developed properties increased $1.8 million due to properties in the lease-up phase. Once an apartment is completed, the interest expense is no longer capitalized. The land portfolio decrease was due to land sales.

Earnings from unconsolidated subsidiaries and investees were a loss of $0.2 million. This represents our portion of income (equity pickup) for unconsolidated subsidiaries and joint ventures.

Litigation settlement expense decreased by $1.4 million as compared to the prior year. There were no litigation settlement expenses in the current period. Expenses were incurred in 2009 resolving the Caruth-Preston litigation, Denver Merchandise Mart's Darrell Hare litigation and the Sunset litigation.

Gain on land sales decreased in the current year. This decrease is in part due to the overall economic environment which, among other issues, has resulted in the tightening of the credit markets, causing an inability of potential buyers to obtain financing. Thus, we have found it difficult to complete land transactions. In the current year, we sold 1,243.88 acres of land in 17 separate transactions for an aggregate sales price of $31.0 million, receiving $8,984 in cash and recorded a loss of $10.1 million. The average sales price was $20,701 per acre. In the prior year, we sold 1,244.93 acres of land in 11 separate transactions for an aggregate sales price of $40.9 million, receiving $9.1 million in cash, recorded a gain on sale of $8.2 million and recognized $3.4 million in prior year deferred gain due to the payoff of seller financing. The average sales price was $32,833 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2010. Included in discontinued operations are a total of 15 and 10 properties as of 2010 and 2009, respectively. Properties sold in 2010 that were held in 2009 have been reclassified to discontinued operations for 2009. In 2010, we sold 13 apartment complexes (Baywalk, Chateau, Foxwood, Island Bay, Kingsland Ranch, Limestone Canyon, Limestone Ranch, Longfellow Arms, Marina Landing, Mason Park, Sendero Ridge, Tivoli and Villager), one commercial building (217 Rampart) and transferred our limited partnership interest in a consolidated entity that owned an apartment complex (Quail Oaks). In 2009, we had one property (Baywalk Apartments) pending sale, and sold nine properties which consisted of three apartment complexes (Bridges on Kinsey, Bridgestone, and Chateau Bayou), five commercial buildings (2010 Valley View, 5000 Space Center, 5360 Tulane, Cullman Shopping Center and Parkway Centre) and one townhouse. The gain on sale of the properties is also included in discontinued operations for those years as shown in the table below (dollars in thousands):

	For the Year Ended December 31,	
	2010	2009
Revenue		
Rental	$ 11,714	$ 26,625
Property operations	5,926	14,728
	5,788	11,897
Expenses		
Other income	3,697	87
Interest	(4,820)	(11,196)
General and administrative	(52)	6
Litigation settlement	(5)	(5)
Depreciation	(1,566)	(4,803)
	(2,746)	(15,911)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, and fees	3,042	(4,014)
Gain on sale of discontinued operations	19,306	10,106
Income from discontinued operations before tax	22,348	6,092
Tax expense	(7,822)	(2,132)
Income from discontinued operations	$ 14,526	$ 3,960

Comparison of the year ended December 31, 2009 to the same period ended December 31, 2008:

Revenues

Rental and other property revenues were $161.9 million for the twelve months ended December 31, 2009. This represents an increase of $11.3 million, as compared to the prior period revenues of $150.6 million. This change, by segment, is an increase in the apartment portfolio of $11.3 million, an increase in the commercial portfolio of $2.2 million and an increase in the other portfolio of $3.8 million, offset by a decrease in the hotel portfolio of $4.5 million and a decrease in the land portfolio of $1.6 million. The increase in the commercial portfolio was due to $2.9 million of lease term buyouts received offset by a $0.7 million decrease due to an increase in vacancy, which we attribute to the current state of the economy. Revenues from our same hotel portfolio are also suffering due to the economy with decreased stays from travelers. Within the apartment portfolio, there was an increase of $5.3 million due to the developed properties in the lease-up phase and an increase of $6.0 million in the same property portfolio. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. We are continuing to market our properties aggressively to attract new tenants and strive for continuous improvement of our properties in order to maintain our existing tenants.

Expenses

Property operating expenses were $95.0 million for the twelve months ended December 31, 2009. This represents a decrease of $7.1 million, as compared to the prior period operating expenses of $102.1 million. This change, by segment, is a decrease in our commercial properties of $3.5 million, a decrease in our land and other segments of $7.9 million, and a decrease in our hotels of $2.2 million, offset by is an increase in our apartments of $6.5 million. Within the apartment portfolio, the same apartment properties increased $3.5 million due to an increase in overall costs and additional repairs and maintenance. The developed apartments increased expenses by $2.8 million, and the prior year acquisition increased expenses by $0.2 million. The decrease within the commercial portfolio was due to a decrease in our same property portfolio of $5.1 million, offset by an increase from acquired properties of $1.6 million. The decrease within our land and other portfolios is due to less spending on development within the current period on our land held for development. We have directed our efforts to apartment development and put some additional land projects on hold until the economic conditions turn around. The decrease in our hotel portfolio is due to the decrease in variable costs that are directly associated with stays within the hotel.

Depreciation expense was $26.5 million for the twelve months ended December 31, 2009. This represents an increase of $5.0 million, as compared to the prior period depreciation expense of $21.5 million. This change, by segment, is an increase of $4.8 million due to our apartments, and a decrease of $1.5 million due to our commercial buildings, offset by decrease of $1.4 million due to our land and other holdings. The increase within our apartment portfolio was due to a decrease of $0.1 million in the same properties, an increase of $2.9 million in the newly acquired properties and an increase of $1.5 million in the developed properties. Developed apartment properties are depreciated as we complete each phase and lease-up the properties.

Provision for allowance on notes receivable and impairment was $44.6 million for the twelve months ended December 31, 2009. The provision on impairment of notes receivable, investment in real estate partnerships, and real estate assets increased by $32.2 million as compared to the prior year period. Impairment was recorded as an additional loss in the investment portfolio of $1.9 million in commercial properties we currently hold, $35.6 million in land we currently hold and $7.1 million in land that was sold in the third quarter for a loss. In 2008, we recorded a $5.0 million allowance for doubtful receivables and a $7.4 million allowance for doubtful collectability of certain investments within our portfolio.

Other income (expense)

Interest income was $9.7 million for the twelve months ended December 31, 2009. This represents an decrease of $1.2 million as compared to the prior period interest income of $10.9 million. This decrease was due to the notes receivable paid off in 2009 and the reclassification on the Port Olpentiz construction note receivable from interest income to work in progress.

Interest expense was $78.5 million for the twelve months ended December 31, 2009. This represents a decrease of $2.5 million, as compared to the prior period depreciation expense of $81.0 million. This change, by segment, is a decrease of $2.9 million due to our land and other holdings, a decrease of $1.8 million due to our commercial buildings a decrease in hotels of $0.2 million, offset by an increase of $2.4 million due to our apartments. The increase in the apartment portfolio is due to interest expense on the developed properties in the lease up phase. During the construction phase, the interest expense is capitalized. When the properties are completed and begin lease up, the interest is expensed. The decrease of $1.8 million in the commercial portfolio is primarily due to the refinance of the loan on Park West II. The decrease in the hotel portfolio is due to the rates being tied to prime, and the decreased prime rate. The decrease within the land portfolio is primarily due to the sale of properties and the disposition of the debt upon sale.

Litigation settlement expense increased as compared to the prior year. The majority of the increase was due to resolving the Caruth-Preston litigation, Denver Merchandise Mart's Darrell Hare litigation and expenses related to the Sunset litigation in the prior period.

Gain on land sales increased by $6.0 million. The majority of the increase in 2009 is due to the recognition of $3.4 million in prior year deferred gain due to the payoff of seller financing. In 2009, we sold 1,244.93 acres of land in 11 separate transactions for an aggregate sales price of $40.9 million, receiving $9.1 million in cash, recorded a gain on sale of $8.2 million. The average sales price was $32,833 per acre. In 2008, we sold 136.82 acres of land in 10 separate transactions for an aggregate sales price of $14.9 million, receiving $4.3 million in cash, recorded a gain on sale of $5.5 million. The average sales price was $104,517 per acre.

Discontinued Operations

Discontinued operations relates to properties that were either sold or held for sale as of the year ended December 31, 2010. Included in discontinued operations are a total of 24 and 51 properties as of 2009 and 2008, respectively. Properties sold or held for sale in 2010, were reclassed to prior year discontinued operations. In 2009, we had one property (Baywalk Apartments) pending sale and sold nine properties, which consisted of three apartment complexes (Bridges on Kinsey, Bridgestone, and Chateau Bayou), five commercial properties (2010 Valley View, 5000 Space Center, 5360 Tulane, Cullman Shopping Center and Parkway Centre) and one townhouse. In addition, we recognized the deferred gain on the sale of the Hartford building sold in 2002 in accordance with the requirements per ASC Topic 360-20 "Property, Plant, and Equipment—Real Estate Sales". In 2008, we sold 27 properties which consisted of 20 apartment complexes (Arbor Pointe, Ashton Way, Autumn Chase, Courtyard, Coventry Pointe, Fairways, Fairway View Estate, Forty-Four Hundred, Fountain Lake, Fountains at Waterford, Governors Square, Hunters Glen, Mountain Plaza, Southgate, Sunchase, Sunset, Thornwood, Westwood Square, Willow Creek, and Woodview), three commercial buildings (Encon Warehouse, Executive Court, and Lexington Center), and four hotels (City Suites, Hotel Akademia, Majestic Inn, and Willow).

	For the Year Ended December 31,	
	2009	2008
Revenue		
Rental	$ 26,625	$ 31,702
Property operations	14,728	18,874
	11,897	12,828
Expenses		
Other income	87	1,018
Interest	(11,196)	(18,154)
General and administrative	6	(1,292)
Litigation settlement	(5)	(261)
Depreciation	(4,803)	(6,458)
	(15,911)	(25,147)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, and fees	(4,014)	(12,319)
Gain on sale of discontinued operations	10,106	119,572
Net income and sales fee to affiliate	—	(10,994)
Equity of investees gain on sale	—	5,681
Income from discontinued operations before tax	6,092	101,940
Tax expense	(2,132)	(35,679)
Income from discontinued operations	$ 3,960	$ 66,261

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures, including tenant improvements and leasing costs;
- fund development costs not covered under construction loans; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;
- collection of mortgage notes receivable;
- collections of receivables from affiliated companies;
- refinancing of existing debt and additional borrowings; and
- additional borrowings, including mortgage notes payable, and lines of credit.

It is important to realize that the current status of the banking industry has had a significant effect on our industry. The banks' willingness and/or ability to originate loans affects our ability to buy and sell property, and refinance existing debt. We are unable to foresee the extent and length of this down-turn. A continued and extended decline could materially impact our cash flows. We draw on multiple financing sources to fund our long-term capital needs. We generally fund our development projects with construction loans, which are converted to traditional mortgages upon completion of the project.

We may also issue additional equity securities, including common stock and preferred stock. Management anticipates that our cash at December 31, 2010, along with cash that will be generated in 2011 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although the past cannot predict the future, historically, management has been successful at refinancing and extending a portion of the Company's current maturity obligations and selling assets as necessary to meet current obligations.

Management reviews the carrying values of ARL's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. If impairment is found to exist, a provision for loss is recorded by a charge against earnings to the extent that the investment in the note exceeds management's estimate of the fair value of the collateral securing such note. The mortgage note receivable review includes an evaluation of the collateral property securing each note. The property review generally includes: (1) selective property inspections, (2) a review of the property's current rents compared to market rents, (3) a review of the property's expenses, (4) a review of maintenance requirements, (5) a review of the property's cash flow, (6) discussions with the manager of the property, and (7) a review of properties in the surrounding area.

Cash flow summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows in Part II, Item 8. "Consolidated Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below (dollars in thousands).

	2010	2009	Variance
Net cash used in operating activities	$ (9,627)	$(25,849)	$ 16,222
Net cash provided by investing activities	$ 198,074	$ 46,853	$ 151,221
Net cash used in financing activities	$(180,685)	$(22,159)	$(158,526)

The primary use of cash for operations is daily operating costs, general and administrative expenses, advisory fees, and land holding costs. Our primary source of cash from operating activities is from rental income on properties. In addition, we had a significant receivable due from affiliated entities that we receive interest income from.

Our major investing cash outlays are from construction and development of new properties. We currently have five apartment projects under construction and one mixed-used development project under construction. In the current year, we have used $50.0 million on the construction and development of these new properties and $5.0 million to acquire land for two of the apartment projects currently in development. Our sources of cash from investing activities are the sales of land and income producing properties. We receive sales proceeds from the sale of income-producing properties and land.

Our major use of cash from financing activities is to satisfy the pay off obligations for properties that we have sold or refinanced, of which the proceeds to repay are from sales or new loans. We also receive draws on our construction loans in order to cover the costs associated with the development of our apartment projects and mixed use project.

We anticipate that funds from existing cash resources, aggressive sales of land and selected income producing property sales, refinancing of real estate, and borrowings against our real estate will be sufficient to meet the cash requirements associated with our current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that our liquidity permits or financing sources are available, we will continue to make investments in real estate, primarily in improved and unimproved land, real estate entities and marketable equity securities, and will develop and construct income-producing properties.

Equity Investments.

ARL has from time to time purchased shares of IOT and TCI. The Company may purchase additional equity securities of IOT and TCI through open market and negotiated transactions to the extent ARL's liquidity permits.

Equity securities of TCI held by ARL (and of IOT held by TCI) may be deemed "restricted securities" under Rule 144 of the Securities Act of 1933 ("Securities Act"). Accordingly, ARL may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a one-year period after they are acquired. Such restrictions may reduce ARL's ability to realize the full fair value of such investments if ARL attempted to dispose of such securities in a short period of time.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense and operating leases. Our aggregate obligations subsequent to December 31, 2010 are shown in the table below (dollars in thousands):

	Total	2011	2012	2013-2015	Thereafter
Long-term debt obligation[1]	$1,896,985	$473,165	$223,911	$230,468	$ 969,441
Capital lease obligation	—	—	—	—	—
Operating lease obligation	55,119	1,030	1,039	3,170	49,880
Purchase obligation	—	—	—	—	—
Other long-term debt liabilities reflected on the Registrant's	—	—	—	—	—
Balance sheet under GAAP					
Total	$1,952,104	$474,195	$224,950	$233,638	$1,019,321

(1) ARL's long-term debt may contain financial covenants that, if certain thresholds are not met, could allow the lender to accelerate principal payments or cause the note to become due immediately.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, ARL may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on ARL's business, assets or results of operations.

Inflation

The effects of inflation on ARL's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and the ultimate gains to be realized from property sales. To the extent that inflation affects interest rates, earnings from short-term investments and the cost of new financings as well as the cost of variable interest rate debt will be affected.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

ARL's primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates and maturing debt that has to be refinanced. ARL's future operations, cash flow and fair values of financial instruments are also partially dependent on the then existing market interest rates and market equity prices.

As of December 31, 2010, our $1.2 billion debt portfolio consisted of approximately $838.4 million of fixed-rate debt and approximately $398.5 million of variable-rate debt with interest rates ranging from 2.0% to 13.0%. Our overall weighted average interest rate at December 31, 2010 and 2009 was 6.78% and 6.36%, respectively.

ARL's interest rate sensitivity position is managed by the capital markets department. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. ARL's earnings are affected as changes in short-term interest rates affect its cost of variable-rate debt and maturing fixed-rate debt.

If market interest rates for variable-rate debt average 100 basis points more in 2011 than they did during 2010, ARL's interest expense would increase and net income would decrease by $4.0 million. This amount is determined by considering the impact of hypothetical interest rates on ARL's borrowing cost. The analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in ARL's financial structure.

The following table contains only those exposures that existed at December 31, 2010. Anticipation of exposures of risk on positions that could possibly arise was not considered. ARL's ultimate interest rate risk and its effect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level (dollars are in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Assets							
Market securities at fair value							$ —
Note Receivable							
Variable interest rate—fair value							$ —
Instrument's maturities	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Instrument's amortization	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—
Average Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Fixed interest rate—fair value							$ 98,156
Instrument's maturities	$ 9,665	$ 1,875	$ 1,076	$ —	$ —	$ 85,540	$ 98,156
Instrument's amortization	—	—	—	—	—	—	—
Interest	7,813	9,734	7,885	6,621	6,621	126,918	$165,592
Average Rate	7.96%	7.93%	7.96%	7.74%	7.74%	10.96%	

	2011	2012	2013	2014	2015	Thereafter	Total
Notes Payable							
Variable interest rate—fair value							$398,524
Instrument's maturities	$249,462	$88,498	$25,785	$ 5,796	$ —	$ 20,968	$390,509
Instrument's amortization	4,726	1,557	740	226	239	527	8,015
Interest	11,046	5,173	2,524	1,917	1,621	3,221	25,502
Average Rate	6.24%	5.56%	8.99%	6.24%	8.82%	8.11%	
Fixed interest rate—fair value							$838,459
Instrument's maturities	$155,756	$80,918	$86,074	$ 334	$ 256	$ 10,954	$334,292
Instrument's amortization	9,835	11,379	8,554	8,684	9,180	456,535	504,167
Interest	42,340	36,386	27,235	25,905	25,398	477,236	634,500
Average Rate	6.73%	7.46%	5.71%	5.60%	5.59%	5.23%	

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

All other schedules are omitted because they are not required, are not applicable, or the information required is included in the Consolidated Financial Statements or the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of and
Stockholders of American Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of American Realty Investors, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows each for each of the years in the three-year period ended December 31, 2010. American Realty Investors, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 17, American Realty Investors, Inc.'s management intends to sell land and income producing properties and refinance or extend debt secured by real estate to meet the Company's liquidity needs.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Realty Investors, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Farmer, Fuqua & Huff, PC

Plano, Texas
March 31, 2011

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(dollars in thousands, except share and par value amounts)	
Assets		
Real estate, at cost	$1,170,214	$1,718,837
Real estate held for sale at cost, net of depreciation ($ 0 for 2010 and $1,252 for 2009)	—	5,147
Real estate subject to sales contracts at cost, net of depreciation ($75,639 for 2010 and $13,985 for 2009)	295,921	53,341
Less accumulated depreciation	(133,550)	(195,804)
Total real estate	1,332,585	1,581,521
Notes and interest receivable		
Performing (including $89,982 in 2010 and $80,870 in 2009 from affiliates and related parties)	99,839	91,872
Non-performing	3,123	3,108
Less allowance for estimated losses	(14,348)	(11,836)
Total notes and interest receivable	88,614	83,144
Cash and cash equivalents	12,649	4,887
Investments in unconsolidated subsidiaries and investees	12,491	13,149
Other assets (including $164 in 2010 and $175 in 2009 from affiliates and related parties)	110,936	123,353
Total assets	$1,557,275	$1,806,054
Liabilities and Shareholders' Equity		
Liabilities:		
Notes and interest payable	$ 913,134	$1,327,188
Notes related to assets held-for-sale	—	5,002
Notes related to assets subject to sales contracts	315,547	61,886
Stock-secured notes payable	23,100	24,853
Affiliate payables	12,219	20,574
Deferred revenue (including $100,212 in 2010 and $62,337 in 2009 from sales to related parties)	104,534	70,083
Accounts payable and other liabilities (including $1,558 in 2010 and $199 in 2009 to affiliates and related parties)	88,506	85,119
	1,457,040	1,594,705
Shareholders' equity:		
Preferred stock, $2.00 par value, authorized 15,000,000 shares, issued and outstanding Series A, 3,389,546 shares in 2010 and 3,390,913 in 2009 (liquidation preference $33,895), including 900,000 shares in 2010 and 2009 held by subsidiaries	4,979	4,979
Common stock, $.01 par value, authorized 100,000,000 shares; issued 11,874,138, and outstanding 11,466,853 and 11,514,038 shares in 2010 and in 2009	114	114
Treasury stock at cost, 407,285 and 360,100 shares in 2010 and 2009 and 276,972 shares held by TCI (consolidated) as of 2010 and 2009	(6,333)	(5,954)
Paid-in capital	88,620	91,081
Retained earnings	(47,776)	46,971
Accumulated other comprehensive income (loss)	(786)	2,186
Total American Realty Investors, Inc. shareholders' equity	38,818	139,377
Non- controlling interest	61,417	71,972
Total equity	100,235	211,349
Total liabilities and equity	$1,557,275	$1,806,054

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands, except share and par value amounts)		
Revenues:			
Rental and other property revenues (including $2,595 and $2,582 and $3,691 for 2010 and 2009 and 2008 respectively from affiliates and related parties)	$ 157,030	$ 161,863	$ 150,645
Expenses:			
Property operating expenses (including $2,480 and $2,942 and $3,101 for 2010 and 2009 and 2008 respectively from affiliates and related parties)	96,317	95,002	102,068
Depreciation and amortization	28,907	26,473	21,537
General and administrative (including $ 4,517 and $5,867 and $8,344 for 2010 and 2009 and 2008 respectively from affiliates and related parties)	12,640	14,690	16,854
Provision on impairment of notes receivable and real estate assets	61,311	44,578	7,417
Advisory fee to affiliate	15,770	15,683	15,940
Total operating expenses	214,945	196,426	163,816
Operating loss	(57,915)	(34,563)	(13,171)
Other income (expense):			
Interest income (including $4,664 and $ 5,648 and $8,061 for 2010 and 2009 and 2008 respectively from affiliates and related parties)	8,425	9,701	10,876
Other income	9,460	4,169	5,200
Mortgage and loan interest (including $ 3,374 and $2,595 and $2,729 for 2010 and 2009 and 2008 respectively from affiliates and related parties)	(79,066)	(78,532)	(81,001)
Earnings from unconsolidated subsidiaries and investees	(200)	35	(968)
Gain (loss) on foreign currency translation	222	292	(517)
Involuntary conversion	—	—	—
Litigation settlement	—	(1,458)	(870)
Total other expenses	(61,159)	(65,793)	(67,280)
Loss before gain on land sales, non-controlling interest, and taxes	(119,074)	(100,356)	(80,451)
Gain (loss) on land sales	(10,103)	11,605	5,584
Loss from continuing operations before tax	(129,177)	(88,751)	(74,867)
Income tax benefit	8,456	2,132	35,575
Net loss from continuing operations	(120,721)	(86,619)	(39,292)
Discontinued operations:			
Income (loss) from discontinued operations	3,042	(4,014)	(17,632)
Gain on sale of real estate from discontinued operations	19,306	10,106	119,572
Income tax expense from discontinued operations	(7,822)	(2,132)	(35,679)
Net income from discontinued operations	14,526	3,960	66,261
Net income (loss)	(106,195)	(82,659)	26,969
Net income (loss) attributable to non-controlling interests	11,448	12,518	(4,335)
Net income (loss) attributable to American Realty Investors, Inc.	(94,747)	(70,141)	22,634
Preferred dividend requirement	(2,488)	(2,488)	(2,487)
Net income (loss) applicable to common shares	$ (97,235)	$ (72,629)	$ 20,147
Earnings per share—basic			
Loss from continuing operations	$ (9.75)	$ (6.65)	$ (4.13)
Discontinued operations	1.27	0.34	5.93
Net income (loss) applicable to common shares	$ (8.48)	$ (6.31)	$ 1.80
Earnings per share—diluted			
Loss from continuing operations	$ (9.75)	$ (6.65)	$ (4.13)
Discontinued operations	1.27	0.34	5.93
Net income (loss) applicable to common shares	$ (8.48)	$ (6.31)	$ 1.80
Weighted average common share used in computing earnings per share	11,463,084	11,514,038	11,165,805
Weighted average common share used in computing diluted earnings per share	11,463,084	11,514,038	11,165,805
Amounts attributable to American Realty Investors, Inc.			
Loss from continuing operations	$ (120,721)	$ (86,619)	$ (39,292)
Income from discontinued operations	14,526	3,960	66,261
Net income (loss)	$ (106,195)	$ (82,659)	$ 26,969

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2010
(dollars in thousands)

	Total Capital	Comprehensive Loss	Series A Preferred Stock	Common Stock		Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest
				Shares	Amount					
Balance, December 31, 2007	$ 254,547	$ 27,658	$4,979	11,592,272	$114	$(12,664)	$100,277	$ 99,452	$ 228	$ 62,161
Unrealized gain on foreign investments	9,685	9,685	—	—	—	—	—	—	9,685	—
Unrealized loss on investment securities	(5,582)	(5,582)	—	—	—	—	—	—	(5,582)	—
Net income	26,969	26,969	—	—	—	—	—	22,634	—	4,335
Acquisition of non-controlling interest	7,736	—	—	—	—	—	(7,668)	—	—	15,404
Stock reconciliation	—	—	—	281,866	—		—	—	—	—
Repurchase/sale of treasury stock	6,710	—	—	—	—	6,710	—	—	—	—
Series A preferred stock cash dividend ($1.00 per share)	(2,487)	—	—	—	—	—	—	(2,487)	—	—
Balance, December 31, 2008	$ 297,578	$ 58,730	$4,979	11,874,138	$114	$ (5,954)	$ 92,609	$119,599	$ 4,331	$ 81,900
Unrealized loss on investment securities	(2,775)	(2,775)	—	—	—	—	—	—	(2,145)	(630)
Net loss	(82,659)	(82,659)	—	—	—	—	—	(70,141)	—	(12,518)
Acquisition of non-controlling interest	1,692	—	—	—	—	—	(1,528)	—	—	3,220
Series A preferred stock cash dividend ($1.00 per share)	(2,487)	—	—	—	—	—	—	(2,487)	—	—
Balance, December 31, 2009	$ 211,349	$ (26,704)	$4,979	11,874,138	$114	$ (5,954)	$ 91,081	$ 46,971	$ 2,186	$ 71,972
Unrealized loss on foreign investments	(786)	—	—	—	—	—	—	—	(786)	—
Unrealized loss on investment securities	—	2,186	—	—	—	—	—	—	(2,186)	2,186
Net loss	(106,195)	(106,195)	—	—	—	—	—	(94,747)	—	(11,448)
Acquisition of non-controlling interest	(373)	—	—	—	—	—	—	—	—	(373)
Distribution to non-controlling interests	(1,259)	—	—	—	—	—	—	—	—	(1,259)
Sale of controlling interest	366	—	—	—	—	—	27	—	—	339
Repurchase of treasury stock	(379)	—	—	—	—	(379)	—	—	—	—
Series A preferred stock cash dividend ($1.00 per share)	(2,488)	—	—	—	—	—	(2,488)	—	—	—
Balance, December 31, 2010	$ 100,235	$(130,713)	$4,979	11,874,138	$114	$ (6,333)	$ 88,620	$ (47,776)	$ (786)	$ 61,417

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2010	2009	2008
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net income (loss) applicable to common shares	$ (97,235)	$(72,629)	$ 20,147
Adjustments to reconcile net loss applicable to common shares to net cash used in operating activities:			
(Gain) loss on sale of land	10,103	(11,605)	(5,584)
Depreciation and amortization	30,460	32,418	27,995
Provision on impairment of notes receivable and real estate assets	61,311	44,578	12,417
Amortization of deferred borrowing costs	4,187	5,676	9,481
Earnings from unconsolidated subsidiaries and investees	(200)	35	(4,713)
Earnings due to non-controlling interest	(11,448)	9,929	4,334
Gain (loss) on foreign currency translation	(222)	(292)	517
Gain on sale of income producing properties	(19,306)	(10,106)	(119,572)
(Increase) decrease in assets:			
Accrued interest receivable	(2,440)	1,520	2,081
Restricted cash	—	(271)	2,285
Other assets	6,375	(13,559)	58,529
Prepaid expense	437	(1,127)	(1,187)
Escrow	7,990	(3,035)	(21,227)
Earnest money	821	(1,723)	4,128
Rent receivables	(2,250)	(413)	(6,530)
Increase (decrease) in liabilities:			
Accrued interest payable	6,758	(116)	(1,997)
Affiliate payables	(8,355)	(2,444)	23,018
Other liabilities	3,387	(2,685)	20,018
Net cash provided by (used in) operating activities	(9,627)	(25,849)	24,140
Cash Flow From Investing Activities:			
Proceeds from notes receivables	20,847	8,000	(351)
Originations of notes receivables	(29,455)	—	—
Acquisition of land held for development	(4,937)	(11,844)	(54,744)
Proceeds from sales of income producing properties	210,411	44,356	179,669
Proceeds from sale of land	59,554	42,029	16,988
Investment in unconsolidated real estate entities	858	16,740	(3,246)
Improvement of land held for development	(4,929)	(13,542)	(1,789)
Improvement of income producing properties	(3,136)	(3,233)	(16,873)
Investment in marketable securities	(1,267)	2,775	10,382
Acquisition of income producing properties	—	(5,971)	(64,466)
Sale of non-controlling interest	22	—	19,739
Construction and development of new properties	(49,894)	(32,457)	(148,822)
Net cash provided by (used in) investing activities	198,074	46,853	(63,513)
Cash Flow From Financing Activities:			
Proceeds from notes payable	193,499	62,408	221,354
Recurring amortization of principal on notes payable	(12,629)	(26,528)	(20,323)
Payments on maturing notes payable	(252,595)	(61,505)	(178,746)
Debt assumption by buyer	(101,851)	—	—
Deferred financing costs	(5,143)	(4,534)	8,380
Stock-secured borrowings	(328)	8,000	(3,520)
Distributions to non-controlling interests	(1,259)	—	—
Repurchase/sale of treasury stock	(379)	—	6,710
Net cash provided by (used in) financing activities	(180,685)	(22,159)	33,855
Net increase (decrease) in cash and cash equivalents	7,762	(1,155)	(5,518)
Cash and cash equivalents, beginning of period	4,887	6,042	11,560
Cash and cash equivalents, end of period	$ 12,649	$ 4,887	$ 6,042
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 76,223	$ 83,948	$ 97,158
Cash paid for income taxes, net of refunds	$ (634)	$ 1,851	$ —
Schedule of noncash investing and financing activities:			
Unrealized foreign currency translation gain	$ —	$ —	$ 9,685
Unrealized loss on marketable securities	$ —	$ (2,575)	$ (5,582)
Note receivable allowance	$ —	$ —	$ (1,500)
Note receivable in exchange for reduction of affiliate payable	$ 16,778	$ —	$ —
Note receivable received from affiliate	$ —	$ 2,341	$ —
Note receivable from sale of real estate	$ —	$ 2,700	$ —
Note paydown from right to build sale	$ —	$ 1,500	$ —
Acquisition of real estate to satisfy note receivable	$ —	$ (7,748)	$ —

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Three Years Ended December 31,

	2010	2009	2008
	(dollars in thousands)		
Net income (loss)	$(106,195)	$(82,659)	$26,969
Other comprehensive loss			
Unrealized gain (loss) on foreign currency translation	(786)	—	9,685
Unrealized loss on investment securities	—	(2,575)	(5,582)
Total other comprehensive income (loss)	(786)	(2,575)	4,103
Comprehensive income (loss)	(106,981)	(85,234)	31,072
Comprehensive income (loss) attributable to non-controlling interest	11,448	12,518	(4,335)
Comprehensive income (loss) attributable to American Realty Investors, Inc.	$ (95,533)	$(72,716)	$26,737

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN REALTY INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of American Realty Investors, Inc. and consolidated entities have been prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Organization and Summary of Significant Accounting Policies." The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 2008 and 2009 have been reclassified to conform to the 2010 presentation.

NOTE 1. *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

FASB Accounting Standards Codification. The company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

Organization and business. ARL was organized in 1999. In August 2000, the Company acquired American Realty Trust, Inc., a Georgia corporation ("ART") and National Realty L.P.; a Delaware limited partnership ("NRLP"). ART was the successor to a District of Columbia business trust organized in 1961. The business trust was merged into ART in 1988. NRLP was organized in 1987 and subsequently acquired all of the assets and assumed all of the liabilities of several public and private limited partnerships. NRLP also owned a portfolio of real estate and mortgage loan investments. ARL is a "C" corporation for U.S. federal income tax purposes.

The Company is headquartered in Dallas, Texas and its common stock trades on the New York Stock Exchange under the symbol "NYSE: ARL". Approximately 86.6% of ARL's stock is owned by affiliated entities. ARL subsidiaries own approximately 83.3% of the outstanding shares of common stock of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") whose common stock is traded on the New York Stock Exchange under the symbol "NYSE: TCI". ARL has consolidated TCI's accounts and operations since March 2003.

On July 17, 2009, TCI, a subsidiary of ARL, acquired from Syntek West, Inc., ("SWI"), 2,518,934 shares of common stock, par value $0.01 per share of IOT at an aggregate price of $17,884,431 (approximately $7.10 per share), the full amount of which was paid by TCI through an assumption of an aggregate amount of indebtedness of $17,884,431 on the outstanding balance owed by SWI to IOT. The 2,518,934 shares of IOT common stock acquired by TCI constituted approximately 60.4% of the issued and outstanding common stock of IOT. TCI had owned for several years an aggregate of 1,037,184 shares of common stock of IOT (approximately 25% of the issued and outstanding stock). After giving effect to the transaction on July 17, 2009, TCI owned an aggregate of 3,556,118 shares of IOT common stock which constituted approximately 85.3% of the shares of common stock of IOT outstanding. In 2010, TCI sold 5,000 shares of IOT stock resulting in an ownership of 3,551,118 shares which constitutes approximately 85.2% of the shares of common stock of IOT outstanding (which is a total of 4,168,214 shares). Shares of IOT are traded on the American Stock Exchange under the symbol "IOT".

With TCI's acquisition of the additional shares on July 17, 2009, which increased the aggregate ownership to in excess of 80%, beginning in July 2009, IOT's results of operations are now consolidated with those of TCI for tax and financial reporting purposes. At the time of the acquisition, the historical accounting value of IOT's assets was $112 million and liabilities were $43 million. In that the shares of IOT acquired by TCI were from a related party, the values recorded by TCI are IOT's historical accounting values at the date of transfer. The Company's fair valuation of IOT's assets and liabilities at the acquisition date approximated IOT's book value. The net difference between the purchase price and historical accounting basis of the assets and liabilities acquired was $35 million and has been reflected by TCI as deferred income. The deferred income will be recognized upon the sale of the land that IOT held on its books as of the date of sale, to an independent third party.

ARL's Board of Directors represents the Company's shareholders and is responsible for directing the overall affairs of ARL and for setting the strategic policies that guide the Company. The Board of Directors has delegated the day-to-day management of the Company to Prime Income Asset Management, LLC, a Nevada limited liability company ("Prime") under a written Advisory Agreement that is reviewed annually by ARL's Board of Directors. The directors of ARL are also directors of TCI and IOT. The Chairman of the Board of Directors of ARL also serves as the Chairman of the Board of Directors of TCI and IOT. The officers of ARL also serve as officers of TCI, IOT and Prime.

ARL's contractual advisor is Prime, the sole member of which is Prime Income Asset Management, Inc., a Nevada corporation ("PIAMI"), which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. Prime's duties include but are not limited to locating, evaluating and recommending real estate and real estate-related investment opportunities. Prime also arranges, for ARL's benefit, debt and equity financing with third party lenders and investors. Prime also serves as advisor to TCI and IOT. As the contractual advisor, Prime is compensated by ARL under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". ARL has no employees. Employees of Prime render services to ARL in accordance with the terms of the Advisory Agreement.

Triad Realty Services, L.P. ("Triad"), an affiliate of Prime, provides management services for our commercial properties. The general partner of Triad is PIAMI. The limited partner of Triad is HRS Holdings, LLC ("HRSHLLC"). Triad subcontracts the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), which is owned by HRSHLLC. ARL engages third party companies to lease and manage its apartment properties. Triad receives a fee for its property management services. Regis I receives property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis I is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance—Property Management".

Our primary business is the acquisition, development and ownership of income-producing residential and commercial real estate properties. In addition, we opportunistically acquire land for future development in in-fill or high-growth suburban markets. From time to time and when we believe it appropriate to do so, we will also sell land and income-producing properties. We generate revenues by leasing apartment units to residents and leasing office, industrial and retail space to various for-profit businesses as well as certain local, state and federal agencies. We also generate revenues from gains on sales of income-producing properties and land. At December 31, 2010, we owned 47 residential apartment communities comprising of 8,525 units, five apartment projects in development, 30 commercial properties comprising an aggregate of approximately 5.7 million square feet, five hotels comprising 808 rooms and an investment in 10,391 acres of undeveloped and partially developed land.

Basis of presentation. The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions.

For entities in which we have less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities is included in consolidated net income. ARI's investments in Gruppa Florentina, LLC, LK-Four Hickory, LLC, and Garden Centura, L.P. are accounted for under the equity method.

Real estate, depreciation, and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—10-40 years; furniture, fixtures and equipment—5-10 years). We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment," Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real estate held for sale. We periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Company's board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying consolidated balance sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization. Costs related to planning, developing, leasing and constructing a property are capitalized and classified as Properties in the Consolidated Balance Sheets. We capitalize interest to qualifying assets under development based on average accumulated expenditures outstanding during the period. In capitalizing interest to qualifying assets, we first use the interest incurred on specific project debt, if any, and next uses the weighted average interest rate of non-project specific debt.

We capitalize interest, real estate taxes and certain operating expenses until building construction is substantially complete and the building is ready for its intended use, but no later than one year from the cessation of major construction activity.

We capitalize leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. We allocate these costs to individual tenant leases and amortize them over the related lease term.

Fair value measurement. We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.
Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Recognition of revenue. Our revenues, which are composed largely of rental income, include rents reported on a straight-line basis over the lease term. In accordance with ASC 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases.

Reimbursements of operating costs, as allowed under most of our commercial tenant leases, consist of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, and are recognized as revenue in the period in which the recoverable expenses are incurred. We record these reimbursements on a "gross" basis, since we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have the credit risk with respect to paying the supplier.

Rental income for residential property leases is recorded when due from residents and is recognized monthly as earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less. For hotel properties, revenues for room sales and guest services are recognized as rooms are occupied and services are rendered. An allowance for doubtful accounts is recorded for all past due rents and operating expense reimbursements considered to be uncollectible.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Foreign currency translation. Foreign currency denominated assets and liabilities of subsidiaries with local functional currencies are translated to United States dollars at year-end exchange rates. The effects of translation are recorded in the cumulative translation component of shareholders' equity. Subsidiaries with a United States dollar functional currency re-measure monetary assets and liabilities at year-end exchange rates and non-monetary assets and liabilities at historical exchange rates. The effects of re-measurement are included in income. Exchange gains and losses arising from transactions denominated in foreign currencies are translated at average exchange rates.

Non-performing notes receivable. ARL considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on notes receivable. For notes other than surplus cash notes, we record interest income as earned in accordance with the terms of the related loan agreements. On cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income is only recognized to the extent cash is received.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 for details on our Notes Receivable.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Income (loss) per share is presented in accordance with ASC 620 "Earnings per Share". Income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. ARL is a "C Corporation" for U.S. federal income tax purposes. ARL files an annual consolidated income tax return with TCI and IOT and their subsidiaries. ARL is the common parent for the consolidated group. ARL is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. Prior to 2009, ARL and TCI and their subsidiaries were in a tax sharing and compensating agreement with respect to federal income taxes and IOT was the parent company of its own consolidated filing group. The agreement specifies the manner in which the group will share the consolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE 2. *REAL ESTATE*

A summary of our real estate owned as of the end of the year is listed below (dollars in thousands):

	2010	2009
Apartments	$ 608,959	$ 713,384
Apartments under construction	47,178	5,296
Commercial properties	255,565	445,061
Hotels	—	41,139
Land held for development	258,512	513,957
Real estate held for sale	—	6,399
Real estate subject to sales contract	371,560	67,326
Total Real Estate	1,541,774	1,792,562
Less accumulated deprecation	(209,189)	(211,041)
	$1,332,585	$1,581,521

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures and equipment	3 to 7 years

Provision for Asset Impairments:

In 2010, the provision for allowance and impairments was related to our receivables and our investments in unconsolidated entities and other investees. Provision for allowance on notes receivable and impairment was $61.3 million for the twelve months ended December 31, 2010. Impairment was recorded as an additional loss in the investment portfolio of $1.9 million in commercial properties we currently hold, $47.6 million in land we currently hold, $7.8 million for hotels we currently hold and a $4.0 million increase in our allowance for doubtful receivables. In 2009, we recorded a $44.6 million allowance in the investment portfolio of $1.9 million in commercial properties we currently hold, $35.6 million in land we currently hold and $7.1 million in land that was sold in the third quarter for loss.

The following is a brief description of the more significant property acquisitions and sales in 2010:

On February 18, 2010, we purchased 15.88 acres of Furniture Row land located in Midland, Texas, for $2.2 million. This land was purchased for the development of Blue Ridge apartments, a 290-unit apartment complex. We financed the transaction with $0.3 million cash, a $0.8 million draw on a construction loan with a commercial lender and a $1.0 million loan provided by the seller. In addition, we paid $0.1 million in commissions and closing costs. The seller financing accrues interest, payable monthly, at 8.0% and matures on March 18, 2011.

On March 17, 2010, we sold our membership in IGCH Villager Associates, Ltd. to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $1.5 million. This entity owns the Villager Apartments, a 33-unit complex located in Fort Walton Beach, Florida. We received $0.8 million in cash, and the buyer assumed the existing mortgage of $0.7 million, secured by the property. The project was sold to a related party; therefore, the gain of $0.4 million was deferred and will be recorded upon sale to a third party.

On April 15, 2010, we sold 6.77 acres of land known as McKinney Corners II land located in McKinney, Texas, for a sales price of $1.6 million. We paid off the existing debt of $1.4 million and closing costs. We recorded a gain of $1.1 million on the sale of the land parcel.

On April 16, 2010, we sold the Foxwood apartments, a 220-unit complex located in Memphis, Tennessee, to One Realco Retail, Inc., a related party under common control, for a sales price of $5.1 million. The buyer assumed the existing mortgage of $5.1 million secured by the property. The property was sold to a related party; therefore, the gain of $5.8 million was deferred. The deferred gain was recognized in June 2010, upon sale of the property to a third party.

On April 23, 2010, we sold our membership interest in Longfellow Investors I, LLC, Longfellow Investors II, LLC, Longfellow Investors III, LLC, Longfellow Investors IV, LLC and Longfellow Investors V, LLC to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $20.0 million. These entities had limited partner interests in Longfellow Arms Apartments, Ltd., an entity that owned a 216-unit apartment complex located in Longview, Texas. We received $6.1 million in cash, and the buyer assumed the existing mortgage of $14.4 million secured by the property. The property was sold to a related party; therefore, the gain of $3.6 million was deferred and will be recorded upon sale to a third party.

On May 4, 2010, we sold our investment in T Autumn Chase, Inc. to Taaco Financial, Inc., a related party under common control, for a sales price of $16.0 million. This entity owns 16.79 acres of land known as Ewing 8 land located in Addison, Texas. The buyer assumed the existing mortgage of $10.7 million secured by the property. We recorded a loss of $5.3 million on the sale of the land parcel.

On May 18, 2010, we sold our investment in TCI Eton Square, L.P. to TX Highland RS Corp, a related party under common control, for a sales price of $13.7 million. This entity owns a 225,566 square foot office and retail center known as Eton Square located in Tulsa, Oklahoma. We provided $4.0 million in seller financing with a three-year note receivable. The note accrues interest at prime plus 2.0% and is payable at maturity on May 18, 2013. The buyer assumed the existing mortgage of $9.6 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On June 16, 2010, we sold the Chateau apartments, a 115-unit complex located in Bellevue, Nebraska, to One Realco Retail, Inc. and TCI Woodsong, Inc., both related parties under common control, for a sales price of $2.9 million. The buyer assumed the existing mortgage of $2.9 million secured by the property. The property was sold to a related party; therefore, the gain of $2.4 million was deferred. The deferred gain was recognized in July 2010, upon sale of the property to a third party.

On July 12, 2010, we sold our investment in Pioneer Crossing Hotels, LLC to One Realco Corporation, a related party under common control, for a sales price of $17.2 million. This entity owns the Piccadilly Airport Hotel, a 185-room hotel, the Piccadilly Inn Express Hotel, a 78-room hotel, and the Piccadilly Shaw Hotel, a 194-room hotel, all located in Fresno, California. In addition, we sold a $10.1 million intercompany receivable. The buyer assumed the existing mortgage of $27.3 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On July 30, 2010, we purchased 8.91 acres of Sonoma Court land located in Rockwall, Texas, for $0.9 million. This land was purchased for the development of Sonoma Court apartments, a 124-unit apartment complex. We financed the transaction with a $0.9 million draw on a construction loan with a commercial lender.

On July 30, 2010, we recognized the 2009 sale of 21.9 acres of land known as Pulaski land located in Pulaski County, Arkansas, to One Realco Land Holdings, Inc. and One Realco Corporation, both related parties under common control, for a sales price of $2.3 million. The buyer assumed the existing mortgage of $1.1 million secured by the property and we provided seller financing of $1.2 million. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $1.2 million when the buyer subsequently sold the land to a third party and the seller financing was not collected.

The Company had a 14.8% limited partner interest in a partnership that owned a 131-unit apartment complex known as Quail Oaks apartments, located in Balch Springs, Texas. The partnership was consolidated in accordance with ASC 810, whereby we determined that we were a primary beneficiary. On August 3, 2010 the partnership transferred ownership of the property to the existing lender and the result was a gain of $1.8 million.

On August 4, 2010, we sold 6.51 acres of land known as Hines Meridian land located in Irving, Texas, for a sales price of $2.0 million. We received $0.4 million in cash, after paying in full the existing debt of $0.9 million and providing seller financing of $0.5 million. The note accrues interest at 8.0% and is payable at maturity on August 11, 2011. We recorded a gain of $0.6 million on the sale of the land parcel.

On August 20, 2010, we sold our investment in American Mart Hotel Corporation to ABC Land and Development, Inc., a related party under common control, for a sales price of $3.1 million. This entity owns the Comfort Inn Hotel, a 161-room hotel, located in Denver, Colorado. The buyer assumed the existing mortgage of $3.0 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. ARL has deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On August 30, 2010, we sold the Mason Park apartments, a 312-unit complex located in Katy, Texas, for a sales price of $22.9 million. We recorded a gain of $0.3 million on the sale of the apartment.

On September 15, 2010, we sold our investment in Pacific Center, LLC to ABC Land and Development, Inc., a related party under common control, for a sales price of $2.5 million. This entity owns the Piccadilly University Hotel, a 190-room hotel, located in Fresno, California. In addition we sold a $2.0 million intercompany receivable. The buyer assumed the existing mortgage of $4.5 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Bridgeview Plaza, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $8.3 million. This entity owns a 122,205 square foot retail center known as Bridgeview Plaza located in La Crosse, Wisconsin. We provided $2.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $6.2 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Transcontinental Brewery, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $3.8 million. This entity owns a 29,784 square foot office building and 13.0 acres of land known as Eagle Crest in Farmers Branch, Texas. The buyer assumed the existing mortgage of $2.4 million, secured by the property. A five-year note receivable for $1.4 million was given as consideration, with an interest rate of 6.0%, payable at maturity on September 21, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost

On September 21, 2010, we sold our investment in South Cochran Corporation to Warren Road Farm, Inc., a related party under common control, for a sales price of $2.2 million. This entity owns a 220,461 square foot retail center known as Dunes Plaza located in Michigan City, Indiana. In addition, we sold a $1.0 million intercompany receivable. The buyer assumed the existing mortgage of $3.2 million, secured by the property, but did not assume the obligation of our guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Thornwood Apartments, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $6.7 million. This entity owns 245.95 acres of land known as Windmill Farms-Harlan land located in Kaufman County, Texas. We provided $1.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $5.5 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Windmill Farms, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $64.5 million. This entity owns 2,957.95 acres of land known as Windmill Farms land located in Kaufman County, Texas. We provided $33.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $30.7 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 28, 2010, we sold the Baywalk apartments, a 192-unit complex located in Galveston, Texas for a sales price of $8.6 million. We recorded a gain of $1.8 million on the sale of the apartment.

On September 30, 2010, we recognized the 2003 sale of four properties to subsidiaries of United Housing Foundation, Inc., a Texas Non-Profit 501(c)3 Corporation. We sold the Limestone at Vista Ridge apartments for $19.0 million, the Limestone Canyon apartments for $18.0 million, the Sendero Ridge apartments for $29.4 million and the Tivoli apartments for $16.1 million. At the time of the sale, we remained as the guarantor on the existing mortgages and the sales were not recorded. Instead, these transactions were accounted for on the deposit method and the properties and corresponding debt continued to be consolidated. These mortgages have since been refinanced and such refinancing does not include any obligations by us as guarantor. We recorded the sale and recorded $25.2 million in deferred gain on the sale. Due to the related party nature of these sales, we will not record the gain on the sale until the properties are sold to a third party.

On October 4, 2010, we sold our investment in Marina Landing Corp. to ABC Land and Development, Inc., a related party under common control, for a sales price of $5.8 million. This entity owns a 256-unit apartment complex known as Marina Landing Apartments located in Galveston, Texas. The buyer assumed the existing mortgage of $10.4 million. We provided $5.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 4, 2015.

On October 5, 2010, we sold the Island Bay apartments, a 458-unit complex located in Galveston, Texas, for a sales price of $15.0 million. The existing mortgage of $14.0 million is secured by the property. Ownership of the property transferred to the existing lender and the result was a gain of $4.1 million.

On October 6, 2010, we recognized the 2009 sale of 4.7 acres of land known as Cigna land located in Irving, Texas, to One Realco Land Holdings, Inc., a related party under common control, for a sales price of $1.0 million. The buyer assumed the existing mortgage of $0.8 million secured by the property.

On October 22, 2010, we sold our investment in Continental Common, Inc., which owns a 512,593 square foot office building known as 1010 Commons, located in New Orleans, Louisiana, 17.2 acres of land known as Lacy Longhorn land, located in Farmers Branch, Texas, and 44.17 acres of land known as Marine Creek land, located in Fort Worth, Texas, to ABCLD, LLC, a related party under common control, for a sales price of $30.9 million. The buyer assumed the existing mortgage of $24.1 million secured by the properties and we provided $6.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 22, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On October 29, 2010, we recognized the 2009 sale of 100% of our membership interest in JMJ Circle C, LLC, 99% of our membership interest in JMJ Circle C East, LLC and 99% of our membership interest in JMJ Circle C West, LLC to Avana HRS Development, Inc., a related party under common control, for a sales price of $0.5 million. These entities owned 1,093.98 acres of land known as Avana land located in Irving, Texas. The buyer assumed the existing mortgage of $39.7 million secured by the property. Included in the debt assumed by the buyer, was approximately $8.6 million that was due to us. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $8.6 million when the buyer subsequently sold the land to a third party and the note was not collected.

On November 3, 2010, we sold 8.0 acres of land known as Alliance Hickman land located in Tarrant County, Texas, for a sales price of $1.3 million. The existing loan of $0.7 million, secured by the property, was paid off at close. We recorded a gain of $0.2 million on the sale of the land parcel.

On November 30, 2010, we sold the Kingsland Ranch apartments, a 398-unit complex located in Katy, Texas, for a sales price of $29.3 million. We recorded a gain on sale of $4.2 million on the apartment sale.

On December 23, 2010, ARL sold 34 properties, which consisted of six commercial buildings comprising an aggregate of 1.4 million square feet, 3,683 acres of undeveloped land, and one ground lease to FRE Real Estate, Inc. a related party under common control, for an aggregate sales price of $229.2 million. The buyer assumed the existing mortgages of $174.1 million secured by the properties and we provided $55.1 million in seller financing notes with a five-year note term. The notes accrue interest at 6.0% and are payable at maturity on December 23, 2015.We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 23, 2010, we sold Cooley Building, a 27,041 office building located in Dallas, Texas, to ABCLD Properties, LLC and ABCLD Income, LLC, both related parties under common control, for a sales price of $2.8 million. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 30, 2010, we sold 51.71 acres of land known as Alliance Centurion 52 land located in Tarrant County, Texas, for a sales price of $2.0 million. The existing loan of $2.0 million, secured by the property, was paid off at close. We recorded a loss of $0.7 million on the sale of the land parcel.

On December 30, 2010, we sold a parking garage known as 217 Rampart located in New Orleans, Louisiana for a sales price of $0.5 million. The existing loan of $0.4 million, secured by the property, was paid off at close. We recorded a loss of $1.7 million on the sale of the parking garage.

On December 31, 2010, we sold 4.3 acres of land known as Grapevine Vineyards land located in Grapevine, Texas, to ART Westwood FL, Inc., a related party under common control, for a sales price of $0.9 million. We recorded a loss on sale of $263,000.

On December 31, 2010, we sold 2.6 acres of land known as Grapevine Vineyards II land located in Grapevine, Texas, to ART Westwood Fl, Inc., a related party under common control, for a sales price of $1.5 million. We recorded a loss on sale of $30,000.

On December 31, 2010, we sold 5.6 acres of land known as Nashville land located in Nashville, Tennessee and 0.7 acres of land known as Kelly Lots land located in Farmers Branch, Texas, to First Equity Properties, Inc., a related party under common control, for a sales price of $0.3 million. There was no gain or loss recorded on this sale.

On December 31, 2010, we sold 6.3 acres of land known as Nashville land located in Nashville, Tennessee, to ART Westwood FL, Inc., a related party under common control, for a sales price of $1.2 million. The property was sold to a related party; therefore, the gain of $3,000 was deferred and will be recorded upon sale to a third party.

The properties that we have sold to a related party under common control and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

NOTE 3. *NOTES AND INTEREST RECEIVABLE*

A portion of our assets are invested in mortgage notes receivable, principally secured by real estate. We may originate mortgage loans in conjunction with providing purchase money financing of property sales. Notes receivable are generally collateralized by real estate or interests in real estate and personal guarantees of the borrower and, unless noted otherwise, are so secured Management intends to service and hold for investment the mortgage notes in our portfolio. A majority of the notes receivable provide for principal to be paid at maturity. Our mortgage notes receivable consist of first, wraparound and junior mortgage loans (dollars in thousands).

Borrower	Maturity Date	Interest Rate	Amount	
Performing loans:				
3334Z Apts, LP	04/12	6.50%	$ 1,875	100% Interest in 3334Z Apts
ABC Land & Development[1]	10/15	10.00%	5,779	Marina Landing (256 Unit Apartment Complex)
Dallas Fund XVII LP	10/09	9.00%	1,432	Assignment of partnership interests
Garden Centura LP[1]	N/A	7.00%	3,056	Excess cash flow from partnership
Housing for Seniors of Humble, LLC (Lakeshore Villas)[1]	12/27	5.25%	2,000	Unsecured
Housing for Seniors of Humble, LLC (Lakeshore Villas)[1]	12/27	5.25%	9,096	Membership interest in Housing for Seniors of Humble, LLC
Miscellaneous non-related party notes	Various	Various	6,074	Various security interests
Miscellaneous related party notes[1]	Various	Various	3,076	Various security interests
Unified Housing Foundation, Inc. (Cliffs of El Dorado)[1]	12/27	5.25%	5,459	100% Interest in Unified Housing of McKinney, LLC
Unified Housing Foundation, Inc. (Echo Station)[1]	12/27	5.25%	1,668	100% Interest in Unified Housing of Temple, LLC
Unified Housing Foundation, Inc. (Inwood on the Park)[1]	12/27	5.25%	5,059	100% Interest in United Housing of Inwood, LLC
Unified Housing Foundation, Inc. (Kensington Park)[1]	12/27	5.25%	3,984	100% Interest in United Housing of Kensington, LLC
Unified Housing Foundation, Inc. (Limestone Canyon)[1]	12/27	5.25%	7,720	100% Interest in United Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Ranch)[1]	12/27	5.25%	8,250	100% Interest in United Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Marquis at Vista Ridge)[1]	12/27	5.25%	439	100% Interest in Housing for Seniors of Lewisville LLC
Unified Housing Foundation, Inc. (Parkside Crossing)[1]	12/27	5.25%	1,936	100% Interest in Unified Housing of Parkside Crossing, LLC
Unified Housing Foundation, Inc. (Sendero Ridge)[1]	12/27	5.25%	9,986	100% Interest in United Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Timbers of Terrell)[1]	12/27	5.25%	1,323	100% Interest in United Housing of Terrell, LLC
Unified Housing Foundation, Inc. (Tivoli) [1]	12/27	5.25%	7,966	100% Interest in United Housing of Tivoli, LLC
Unified Housing Foundation, Inc. (Reserve at White Rock Phase I)[1]	12/27	5.25%	2,524	100% Interest in Unified Housing of Harvest Hill I, LLC
Unified Housing Foundation, Inc. (Reserve at White Rock Phase II)[1]	12/27	5.25%	2,555	100% Interest in Unified Housing of Harvest Hill, LLC
Unified Housing Foundation, Inc. (Trails at White Rock)[1]	12/27	5.25%	3,815	100% Interest in Unified Housing of Harvest Hill III, LLC
Accrued interest			4,767	
Total Performing			$ 99,839	
Non-Performing loans:				
130 Windmill Farms, L.P.	07/11	7.00%	507	Unsecured
Leman Development, Ltd.	07/11	7.00%	1,500	Unsecured
Tracy Suttles	12/11	0.00%	1,077	Unsecured
Accrued interest			39	
Total Non-Performing			$ 3,123	
Allowance for estimated losses			(14,348)	
Total			$ 88,614	

(1) Related party notes

Junior Mortgage Loans. We may invest in junior mortgage loans, secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such loans ordinarily includes the real estate on which the loan is made, other collateral and personal guarantees by the borrower. The Board of Directors restricts investment in junior mortgage loans, excluding wraparound mortgage loans, to not more than 10.0% of our assets. At December 31, 2010, 5.7% of our assets were invested in junior and wraparound mortgage loans.

Effective 2009, interest income is recorded when cash is received, and no accrued interest income is recorded on non-performing notes receivables. If the notes for the years 2010 and 2009 had been performing, an additional interest income totaling $4.3 million and $2.7 million, respectively, would have been recognized.

As of December 31, 2010, the obligors on $90.0 million or 90.88% of the mortgage notes receivable portfolio were due from affiliated entities. Also at that date, $3.1 million or 3.0% of the mortgage notes receivable portfolio was non-performing. At December 31, 2010, approximately 5.7% of our assets were invested in notes and interest receivable.

NOTE 4. *ALLOWANCE FOR ESTIMATED LOSSES*

The allowance account was reviewed and increased in 2010 and 2008. There were no additional allowances for receivables in 2009; our allowance account decreased in 2009 due to loan payoff that had an allowance. The table below shows our allowance for estimated losses (dollars in thousands):

	2010	2009	2008
Balance January 1,	$11,836	$11,874	$ 2,978
(Decrease) Increase in provision	2,512	(38)	8,896
Balance December 31,	$14,348	$11,836	$11,874

NOTE 5. *INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES*

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting. IOT is a related entity and is consolidated as of July 2009.

Investment accounted for via the equity method consists of the following:

	Percentage ownership as of		
	December 31, 2010	December 31, 2009	December 31, 2008
Garden Centura, L.P.[2]	5.00%	5.00%	5.00%
Gruppa Florentina, LLC[2]	20.00%	20.00%	20.00%
Income Opportunity Investors, Inc.[1]	N/A	N/A	25.00%
LK-Four Hickory, LLC[2]	28.57%	28.57%	28.57%

(1) Consolidated subsidiary as of 7/09
(2) Other investees

Our partnership interest in Garden Centura, L.P. in the amount of 5.0% is accounted for under the equity method, because we exercise significant influence over the operations and financial activities. We have guaranteed the notes payable and control the day to day activities. Accordingly, the investment is carried at cost, adjusted for the companies' proportionate share of earnings or losses.

The market values, other than the unconsolidated subsidiaries, as of the year ended December 31, 2010 and 2009 were not determinable as there were no readily traded markets for these entities.

The following is a summary of the financial position and results of operations from our unconsolidated subsidiaries and investees (dollars in thousands):

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2010			
Real estate, net of accumulated depreciation	$—	$120,672	$120,672
Notes receivable	—	4,905	4,905
Other assets	—	43,266	43,266
Notes payable	—	(90,423)	(90,423)
Other liabilities	—	(14,336)	(14,336)
Shareholders equity/partners' capital	—	(64,084)	(64,084)
	—	—	—
Revenue	$—	$ 50,596	$ 50,596
Depreciation	—	(6,208)	(6,208)
Operating expenses	—	(41,453)	(41,453)
Gain on land sales	—	—	—
Interest expense	—	(6,168)	(6,168)
Loss from continuing operations	—	(3,233)	(3,233)
Income from discontinued operations	—	—	—
Net loss	$—	$ (3,233)	$ (3,233)
Company's proportionate share of earnings	$—	$ (126)	$ (126)

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2009			
Real estate, net of accumulated depreciation	$—	$125,510	$125,510
Notes receivable	—	3,927	3,927
Other assets	—	43,595	43,595
Notes payable	—	(92,494)	(92,494)
Other liabilities	—	(11,911)	(11,911)
Shareholders equity/partners' capital	—	(68,627)	(68,627)
	—	—	—
Revenue	$—	$ 52,571	$ 52,571
Depreciation	—	(6,511)	(6,511)
Operating expenses	—	(39,944)	(39,944)
Gain on land sales	—	—	—
Interest expense	—	(6,341)	(6,341)
Loss from continuing operations	—	(225)	(225)
Income from discontinued operations	—	—	—
Net loss	$—	$ (225)	$ (225)
Company's proportionate share of earnings	$—	$ (39)	$ (39)

	Unconsolidated Subsidiaries	Other Investees	Total
For the Year Ended December 31, 2008			
Real estate, net of accumulated depreciation	$ 36,942	$130,538	$ 167,480
Notes receivable	39,606	3,367	42,973
Other assets	39,005	43,929	82,934
Notes payable	(42,319)	(97,543)	(139,862)
Other liabilities	(2,459)	(9,093)	(11,552)
Shareholders equity/partners' capital	(70,775)	(71,198)	(141,973)
	—	—	—
Revenue	$ 3,304	$ 58,706	$ 62,010
Depreciation	(61)	(6,244)	(6,305)
Operating expenses	(3,344)	(44,914)	(48,258)
Gain on land sales	—	—	—
Interest expense	(2,043)	(6,382)	(8,425)
Income (loss) from continuing operations	(2,144)	1,166	(978)
Income from discontinued operations	28,854	—	28,854
Net income	$ 26,710	$ 1,166	$ 27,876
Company's proportionate share of earnings	$ 6,656	$ 146	$ 6,802

NOTE 6. *NOTES AND INTEREST PAYABLE*

The following table schedules the principal payments on the notes payable for the following five years and thereafter (dollars in thousands):

Year	Amount
2011	$ 419,779
2012	182,352
2013	121,153
2014	15,040
2015	9,675
Thereafter	488,984
	$1,236,983

Interest payable at December 31, 2010 was $14.8 million. Interest accrues at rates ranging from 2.0% to 13.0% per annum, and mature between 2011 and 2051. The mortgages were collateralized by deeds of trust on real estate having a net carrying value of $1.3 billion. Of the total notes payable, the senior debt is $1.19 billion, junior debt is $26.7 million, and other debt is $17.0 million. Included in senior debit are property tax loans of $2.6 million.

With respect to the additional notes payable due to the acquisition of properties, a summary of some of the more significant transactions are discussed below:

On February 18, 2010, we purchased 15.88 acres of Furniture Row land located in Midland, Texas, for $2.2 million. We financed the transaction with $0.3 million cash, a $0.8 million draw on a construction loan with a commercial lender, and a $1.0 million loan provided by the seller. The seller financing accrues interest, payable monthly, at 8.0% and matures on March 18, 2011. A construction loan in the amount of $24.5 million was taken out to fund the development of Blue Ridge apartments, 290-unit complex. The note accrues interest at 5.37%, payable monthly as interest only, until November 1, 2011. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on October 1, 2051.

On March 30, 2010, we refinanced the existing mortgage on Blue Lake Villas apartments, a 186-unit complex located in Waxahachie, Texas, for a new mortgage of $10.7 million. We paid off the existing mortgage of $10.3 million and $0.5 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on April 1, 2050.

On March 30, 2010, we refinanced the existing mortgage on Spyglass apartments, a 256-unit complex located in Mansfield, Texas, for a new mortgage of $15.8 million. We paid off the existing mortgage of $15.5 million and $0.4 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 37-year amortization schedule, maturing on April 1, 2047.

On March 30, 2010, we refinanced the existing mortgage on Falcon Lakes apartments, a 248-unit complex located in Arlington, Texas, for a new mortgage of $13.7 million. We paid off the existing mortgage of $13.1 million and $0.7 million in closing costs. The note accrues interest at 4.75% and payments of interest and principal are due monthly based upon a 36-year amortization schedule, maturing on April 1, 2046.

On May 11, 2010, we refinanced the existing mortgage on Whispering Pines apartments, a 320-unit complex located in Topeka, Kansas, for a new mortgage of $9.5 million. We paid off the existing mortgage of $8.3 million and $1.4 million in closing costs. The note accrues interest at 4.5% and payments of interest and principal are due monthly based upon a 33-year amortization schedule, maturing on June 1, 2043.

On May 13, 2010, a construction loan with a commercial lender in the amount of $17.0 million was taken out to fund the development of the Toulon apartments, a 240-unit complex located in Gautier, Mississippi. The loan accrues interest at 5.37%, payable monthly as interest only, until December 1, 2011. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2051.

On May 21, 2010, we refinanced the existing mortgage on Desoto Ranch apartments, a 248-unit complex located in Desoto, Texas, for a new mortgage of $16.3 million. We paid off the existing mortgage of $15.7 million and $0.8 million in closing costs. The note accrues interest at 4.79% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2050.

On May 27, 2010, we refinanced the existing mortgage on Vistas at Pinnacle Park apartments, a 332-unit complex located in Dallas, Texas, for a new mortgage of $19.1 million. We paid off the existing mortgage of $18.3 million and $1.0 million in closing costs. The note accrues interest at 4.86% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on June 1, 2050.

On May 28, 2010, a loan with a commercial lender in the amount of $3.7 million was taken out to fund real estate property taxes. The loan accrues interest at 12.5%, payable monthly as interest only, until July 1, 2012. Thereafter, payments of interest and principal are due monthly based upon an 8-year amortization schedule, maturing on June 1, 2020.

On July 29, 2010, we refinanced the existing mortgage on Heather Creek apartments, a 200-unit complex located in Mesquite, Texas, for a new mortgage of $12.0 million. We paid down the existing debt of $11.5 million and $0.7 million in closing costs. The note accrues interest at 4.33% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on August 1, 2050.

On July 30, 2010, a construction loan with a commercial lender in the amount of $11.2 million was obtained to fund the development of the Sonoma Court apartments, a 124-unit complex located in Rockwall, Texas. The loan accrues interest at 5.35%, payable monthly as interest only, until November 1, 2011. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on November 1, 2051.

On September 14, 2010, a construction loan with a commercial lender in the amount of $16.5 million was obtained to fund the development of the Lodge at Pecan Creek apartments, a 192-unit complex located in Denton, Texas. The loan accrues interest at 5.05%, payable monthly as interest only, until March 1, 2012. Thereafter, payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on March 1, 2052.

On November 30, 2010, we refinanced the existing mortgage on Dakota Arms apartments, a 208-unit complex located in Lubbock, Texas, for a new mortgage of $12.5 million. We paid down the existing debt of $12.0 million and $0.5 million in closing costs. The note accrues interest at 4.28% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On November 30, 2010, we refinanced the existing mortgage on River Oaks apartments, a 180-unit complex located in Wylie, Texas, for a new mortgage of $9.9 million. We paid down the existing debt of $9.4 million and $0.5 million in closing costs. The note accrues interest at 3.85% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On November 30, 2010, we refinanced the existing mortgage on Wildflower Villas apartments, a 220-unit complex located in Temple, Texas, for a new mortgage of $13.9 million. We paid down the existing debt of $13.4 million and $0.5 million in closing costs. The note accrues interest at 4.27% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on December 1, 2050.

On December 30, 2010, we refinanced the existing mortgage on Windsong apartments, a 188-unit complex located in Fort Worth, Texas, for a new mortgage of $10.7 million. We paid down the existing debt of $10.3 million and $0.4 million in closing costs. The note accrues interest at 4.25% and payments of interest and principal are due monthly based upon a 40-year amortization schedule, maturing on January 1, 2051.

The properties that we have sold to a related party under common control and have deferred the recognition of the sale are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation". These properties were sold to a related party in order to help facilitate an appropriate debt or organizational restructure and may or may not be transferred back to the seller upon resolution. These properties have mortgages that are secured by the property and many have corporate guarantees. According to the loan documents, we are currently in default on these mortgages primarily due to lack of payment although we are actively involved in discussions with every lender in order to settle or cure the default situation. We have reviewed each asset and taken impairment to the extent we feel the value of the property was less than our current basis.

NOTE 7. *STOCK-SECURED NOTES PAYABLE*

ARL has margin arrangements with various financial institutions and brokerage firms, which provide for borrowings of up to 50.0% of the fair value of marketable equity securities. ARL also has other notes payable secured by stock. The borrowings under such margin arrangements and notes are secured by the equity securities of IOT and TCI and ARL's trading portfolio securities and bear interest rates ranging from 4.25% to 12.3% per annum. Margin borrowings were $23.1 million at December 31, 2010 and $24.9 million at December 31, 2009, representing 1.87% and 1.76%, respectively, of the market values of the equity securities at those dates.

NOTE 8. *RELATED PARTY TRANSACTIONS AND FEES*

The Advisory Agreement provides for Prime or an affiliate of Prime to receive fees and cost reimbursements as defined in Part III, Item 10. "Directors, Executive Officers and Corporate Governance—The Advisor". Cost reimbursements are allocated based on the relative market values of the Company's assets. The fees paid to our advisor and cost reimbursements are detailed below (dollars in thousands):

	2010	2009	2008
Fees:			
Advisory fee	$15,770	$15,683	$15,940
Incentive fee	—	—	7,953
Net income fee	145	115	3,041
Adjust 2009 net income fee	(45)	—	—
Construction supervision	1,761	941	3,409
Property acquisition and sales	31	41	1,041
Mortgage brokerage and equity refinancing	1,667	674	503
	$19,329	$17,454	$31,887
Cost reimbursements	$ 4,882	$ 5,405	$ 6,741
Rent revenue	$ 2,595	$ 2,901	$ 3,414
Interest paid/(received)	$ 1,470	$ 208	$ (3,769)

Cost reimbursements incurred by BCM and Prime related to TCI and ARI are allocated based on the relative market values of each company's assets.

Fees paid to Triad, an affiliate, Regis I and related parties:

	2010	2009	2008
Fees:			
Property acquisition	$ 106	$ 136	$ 2,910
Real estate brokerage	1,497	1,536	5,228
Property and construction management and leasing commissions	2,896	3,003	4,131
	$4,499	$4,675	$12,269

Rents received from Prime and its affiliates for ARL-owned properties in 2010, 2009, and 2008 include Addison Hanger, Browning Place, Eagle Crest, Fenton Center, Folsom, GNB, One Hickory, Senlac, Thermalloy, and Two Hickory.

As of December 31, 2010, ARL has notes and interest receivable of $90.0 million due from related parties. See discussion in Part 2, Item 8, Note 3. "Notes and Interest Receivable".

The following table reconciles the beginning and ending balances of affiliated accounts as of December 31, 2010 (dollars in thousands):

Balance, December 31, 2009	$(20,574)
Cash transfers	520
Advisory fees	(15,770)
Net income fee	(100)
Cost reimbursements	(4,882)
Interest to Advisor	(1,471)
Fees and commissions to Prime/Regis	(3,301)
Construction management fees	(1,761)
POA fees	(498)
Regis incentive fee	6,886
Expenses paid by Advisor	2,015
Financing (mortgage payments)	(2,045)
Note receivable with affiliate	26,581
Sales/purchase transactions	5,118
Intercompany property transfers	(2,937)
Balance, December 31, 2010	$(12,219)

Below are property sales that involve a related party:

On March 17, 2010, we sold our membership in IGCH Villager Associates, Ltd. to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $1.5 million. This entity owns the Villager Apartments, a 33-unit complex located in Fort Walton Beach, Florida. We received $0.8 million in cash, and the buyer assumed the existing mortgage of $0.7 million secured by the property. The project was sold to a related party; therefore, the gain of $0.4 million was deferred and will be recorded upon sale to a third party.

On April 16, 2010, we sold the Foxwood apartments, a 220-unit complex located in Memphis, Tennessee, to One Realco Retail, Inc., a related party under common control, for a sales price of $5.1 million. The buyer assumed the existing mortgage of $5.1 million secured by the property. The property was sold to a related party; therefore, the gain of $5.8 million was deferred. The deferred gain was recognized in June 2010, upon sale of the property to a third party.

On April 23, 2010, we sold our membership interest in Longfellow Investors I, LLC, Longfellow Investors II, LLC, Longfellow Investors III, LLC, Longfellow Investors IV, LLC and Longfellow Investors V, LLC to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $20.0 million. These entities had limited partner interests in Longfellow Arms Apartments, Ltd., an entity that owned a 216-unit complex located in Longview, Texas. We received $6.1 million in cash, and the buyer assumed the existing mortgage of $14.4 million secured by the property. The property was sold to a related party; therefore, the gain of $3.6 million was deferred and will be recorded upon sale to a third party.

On May 4, 2010, we sold our investment in T Autumn Chase, Inc. to Taaco Financial, Inc., a related party under common control, for a sales price of $16.0 million. This entity owns 16.79 acres of land known as Ewing 8 land located in Addison, Texas. The buyer assumed the existing mortgage of $10.7 million secured by the property. We recorded a loss of $5.3 million on the sale of the land parcel.

On May 18, 2010, we sold our investment in TCI Eton Square, L.P. to TX Highland RS Corp, a related party under common control, for a sales price of $13.7 million. This entity owns a 225,566 square foot office and retail center known as Eton Square located in Tulsa, Oklahoma. We provided $4.0 million in seller financing with a three-year note receivable. The note accrues interest at prime plus 2.0% and is payable at maturity on

May 18, 2013. The buyer assumed the existing mortgage of $9.6 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On June 16, 2010, we sold the Chateau apartments, a 115-unit complex located in Bellevue, Nebraska, to One Realco Retail, Inc. and TCI Woodsong, Inc., both related parties under common control, for a sales price of $2.9 million. The buyer assumed the existing mortgage of $2.9 million secured by the property. The property was sold to a related party; therefore, the gain of $2.4 million was deferred. The deferred gain was recognized in July 2010, upon sale of the property to a third party.

On July 12, 2010, we sold our investment in Pioneer Crossing Hotels, LLC to One Realco Corporation, a related party under common control, for a sales price of $17.2 million. This entity owns the Piccadilly Airport Hotel, a 185-room hotel, the Piccadilly Inn Express Hotel, a 78-room hotel, and the Piccadilly Shaw Hotel, a 194-room hotel, all located in Fresno, California. In addition, we sold a $10.1 million intercompany receivable. The buyer assumed the existing mortgage of $27.3 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On July 30, 2010, we recognized the 2009 sale of 21.9 acres of land known as Pulaski land located in Pulaski County, Arkansas, to One Realco Land Holdings, Inc. and One Realco Corporation, both related parties under common control, for a sales price of $2.3 million. The buyer assumed the existing mortgage of $1.1 million secured by the property and we provided seller financing of $1.2 million. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $1.2 million when the buyer subsequently sold the land to a third party and the seller financing was not collected.

On August 20, 2010, we sold our investment in American Mart Hotel Corporation to ABC Land and Development, Inc., a related party under common control, for a sales price of $3.1 million. This entity owns the Comfort Inn Hotel, a 161-room hotel, located in Denver, Colorado. The buyer assumed the existing mortgage of $3.0 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. ARL has deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 15, 2010, we sold our investment in Pacific Center, LLC to ABC Land and Development, Inc., a related party under common control, for a sales price of $2.5 million. This entity owns the Piccadilly University Hotel, a 190-room hotel, located in Fresno, California. In addition we sold a $2.0 million intercompany receivable. The buyer assumed the existing mortgage of $4.5 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Bridgeview Plaza, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $8.3 million. This entity owns a 122,205 square foot retail center known as Bridgeview Plaza located in La Crosse, Wisconsin. We provided $2.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $6.2 million, secured by the property, but did not assume the obligation of our guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Transcontinental Brewery, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $3.8 million. This entity owns a 29,784 square foot office building and 13.0 acres of land known as Eagle Crest in Farmers Branch, Texas. The buyer assumed the existing mortgage of $2.4 million, secured by the property. A five-year note receivable for $1.4 million was given as consideration, with an interest rate of 6.0%, payable at maturity on September 21, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in South Cochran Corporation to Warren Road Farm, Inc., a related party under common control, for a sales price of $2.2 million. This entity owns a 220,461 square foot retail center known as Dunes Plaza located in Michigan City, Indiana. In addition, we sold a $1.0 million intercompany receivable. The buyer assumed the existing mortgage of $3.2 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Thornwood Apartments, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $6.7 million. This entity owns 245.95 acres of land known as Windmill Farms-Harlan land located in Kaufman County, Texas. We provided $1.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $5.5 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Windmill Farms, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $64.5 million. This entity owns 2,957.95 acres of land known as Windmill Farms land located in Kaufman County, Texas. We provided $33.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $30.7 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 30, 2010, we recognized the 2003 sale of four properties to subsidiaries of United Housing Foundation, Inc., a Texas Non-Profit 501(c)3 Corporation. We sold the Limestone at Vista Ridge apartments for $19.0 million, the Limestone Canyon apartments for $18.0 million, the Sendero Ridge apartments for $29.4 million and the Tivoli apartments for $16.1 million. At the time of the sale, We remained as the guarantor on the existing mortgages and the sales were not recorded. Instead, these transactions were accounted for on the deposit method and the properties and corresponding debt continued to be consolidated. These mortgages have since been refinanced and such refinancing does not include any obligations by us as guarantor. We recorded the sale and recorded $25.2 million in deferred gain on the sale. Due to the related party nature of these sales, we will not record the gain on the sale until the properties are sold to a third party.

On October 4, 2010, we sold our investment in Marina Landing Corp. to ABC Land and Development, Inc., a related party under common control, for a sales price of $5.8 million. This entity owns a 256-unit apartment complex known as Marina Landing Apartments located in Galveston, Texas. The buyer assumed the existing mortgage of $10.4 million. We provided $5.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 4, 2015.

On October 6, 2010, we recognized the 2009 sale of 4.7 acres of land known as Cigna land located in Irving, Texas to One Realco Land Holdings, Inc., a related party under common control, for a sales price of $1.0 million. The buyer assumed the existing mortgage of $0.8 million secured by the property.

On October 22, 2010, we sold our investment in Continental Common, Inc., which owns a 512,593 square foot office building known as 1010 Commons, located in New Orleans, Louisiana, 17.2 acres of land known as Lacy Longhorn land, located in Farmers Branch, Texas, and 44.17 acres of land known as Marine Creek land, located in Fort Worth, Texas, to ABCLD, LLC, a related party under common control, for a sales price of $30.9 million. The buyer assumed the existing mortgage of $24.1 million secured by the properties and we provided

$6.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 22, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On October 29, 2010, we recognized the 2009 sale of 100% of our membership interest in JMJ Circle C, LLC, 99% of our membership interest in JMJ Circle C East, LLC and 99% of our membership interest in JMJ Circle C West, LLC to Avana HRS Development, Inc., a related party under common control, for a sales price of $0.5 million. These entities owned 1,093.98 acres of land known as Avana land located in Austin, Texas. The buyer assumed the existing mortgage of $39.7 million secured by the property. Included in the debt assumed by the buyer, was approximately $8.6 million due to us. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $8.6 million when the buyer subsequently sold the land to a third party and the note was not collected.

On December 23, 2010, ARL sold 34 properties, which consisted of six commercial buildings comprising an aggregate of 1.4 million square feet, approximately 3,683 acres of undeveloped land, and one ground lease to FRE Real Estate, Inc. a related party under common control, for an aggregate sales price of$229.2 million. The buyer assumed the existing mortgages of $174.1 million secured by the properties and we provided $55.1 million in seller financing notes with a five-year note term. The notes accrue interest at 6.0% and are payable at maturity on December 23, 2015.We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 23, 2010, we sold Cooley Building, a 27,041 office building located in Dallas, Texas, to ABCLD Properties, LLC and ABCLD Income, LLC, both related parties under common control, for a sales price of $2.8 million. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 31, 2010, we sold 4.3 acres of land known as Grapevine Vineyards land located in Grapevine, Texas, to ART Westwood FL, Inc., a related party under common control, for a sales price of $0.9 million. We recorded a loss on sale of $263,000.

On December 31, 2010, we sold 2.6 acres of land known as Grapevine Vineyards II land located in Grapevine, Texas, to ART Westwood Fl, Inc., a related party under common control, for a sales price of $1.5 million. We recorded a loss on sale of $30,000.

On December 31, 2010, we sold 5.6 acres of land known as Nashville land located in Nashville, Tennessee and 0.7 acres of land known as Kelly Lots land located in Farmers Branch, Texas, to First Equity Properties, Inc., a related party under common control, for a sales price of $0.3 million. There was no gain or loss recorded on this sale.

On December 31, 2010, we sold 6.3 acres of land known as Nashville land located in Nashville, Tennessee, to ART Westwood FL, Inc., a related party under common control, for a sales price of $1.2 million. The property was sold to a related party; therefore, the gain of $3,000 was deferred and will be recorded upon sale to a third party.

NOTE 9. *DIVIDENDS*

ARL's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, no dividends on ARL's common stock were declared for 2010, 2009, or 2008. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

NOTE 10. *PREFERRED STOCK*

There are 15,000,000 shares of Series A 10.0% Cumulative Convertible Preferred Stock authorized, with a par value of $2.00 per share and liquidation preference of $10.00 per share plus accrued and unpaid dividends. Dividends are payable at the annual rate of $1.00 per share or $.25 per share quarterly to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series A Preferred Stock may be converted into ARL common stock at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. At December 31, 2010, 3,389,546 shares of Series A Preferred Stock were outstanding and 869,808 shares were reserved for issuance as future consideration in various business transactions. Of the outstanding shares, 300,000 shares are owned by ART Edina, Inc., and 600,000 shares are owned by ART Hotel Equities, Inc., a wholly owned subsidiary of ARL. Dividends are not paid on the shares owned by ARL subsidiaries.

There are 231,750 shares of Series C Cumulative Convertible Preferred Stock authorized, with a par value of $2.00 per share and liquidation preference of $100.00 per share plus accrued and unpaid dividends. The Series C Preferred Stock bears a quarterly dividend of $2.25 per share through June 30, 2001 and $2.50 per share thereafter, to stockholders of record on the last day of March, June, September and December when and as declared by the Board of Directors. The Series C Preferred Stock is reserved for conversion of the Class A limited partner units of ART Palm, L.P. ("ART Palm"). At December 31, 2010, there were 1,505,731 Class A units outstanding. The Class A units may be exchanged for Series C Preferred Stock at the rate of 100 Class A units for each share of Series C Preferred Stock. On or after December 31, 2006, all outstanding shares of Series C Preferred Stock may be converted into ARL common stock. All conversions of Series C Preferred Stock into ARL common stock will be at 90.0% of the average daily closing price of ARL's common stock for the prior 20 trading days. In January 2006, the company redeemed 1,625,000 Class A limited partner units for $1.6 million in cash. At December 31, 2010, no shares of Series C Preferred Stock were outstanding.

There are 91,000 shares of Series D 9.50% Cumulative Preferred Stock authorized, with a par value of $2.00 per share, and a liquidation preference of $20.00 per share. Dividends are payable at the annual rate of $1.90 per year or $.475 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. The Series D Preferred Stock is reserved for the conversion of the Class A limited partner units of Ocean Beach Partners, L.P. The Class A units may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. Between June 1, 2001 and May 31, 2006, all unexchanged Class A units are exchangeable. At December 31, 2010, no shares of Series D Preferred Stock were outstanding.

There are 500,000 shares of Series E 6.0% Cumulative Preferred Stock authorized, with a par value $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the annual rate of $.60 per share or $.15 per quarter to stockholders of record on the last day of each March, June, September and December when and as declared by the Board of Directors. At December 31, 2010, no shares of Series E Preferred Stock were outstanding.

100,000 shares of Series J 8% Cumulative Convertible Preferred Stock have been designated pursuant to a Certificate of Designation filed March 16, 2006, as an instrument amendatory to ARL's Amended Articles of Incorporation, with a par value of $2.00 per share, and a liquidation preference of $1,000 per share. Dividends are payable at the annual rate of $80 per share, or $20 per quarter, to stockholders of record on the last day of each of March, June, September and December, when and as declared by the Board of Directors. Although the Series J 8% Cumulative Convertible Preferred Stock has been designated, no shares have been issued as of December 31, 2010.

NOTE 11. *STOCK OPTIONS*

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"). The plan was terminated effective December 31, 2005. As of July 1, 2008, all options still outstanding under the plan expired. There are no remaining options outstanding under this plan as of December 31, 2010.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provided for options to purchase up to 40,000 shares of common stock. In December 2005, the Director's Plan was terminated. Options granted pursuant to the Director's Plan were immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. Each Independent Director was granted an option to purchase 1,000 common shares. As of December 31, 2010, there were 2,000 shares outstanding which were exercisable at $9.70 per share.

NOTE 12. *INCOME TAXES*

During 2009, ARL's subsidiary TCI acquired stock of Income Opportunity Realty Investors, Inc. (IOT), such that more than 80% of IOT was owned by TCI. As a result, IOT joined the ARL consolidated group and joined a Tax Sharing and Compensating Agreement with TCI and ARL governing the use of current losses to offset taxable income. There was no deferred tax expense (benefit) recorded for 2010, 2009 or 2008 as a result of the uncertainty of the future use of the deferred tax asset.

The Federal income tax expense differs from the amount computed by applying the corporate tax rate of 35% to the income before income taxes as follows:

	2010	2009	2008
Computed "expected" income tax (benefit) expense	$(34,368)	$(24,549)	$ 8,149
Book to tax differences in gains on sale of property	419	(12,767)	(21,683)
Book to tax differences from entities not consolidated for tax purposes	(3,638)	9,786	7,087
Book to tax differences of depreciation and amortization	1,871	1,607	1,313
Book to tax differences from insurance proceeds	—	—	—
Use of net operating Loss carryforwards	—	—	—
Valuation allowance against current net operating loss benefit	51,685	12,749	8,853
Other book to tax differences	(15,969)	13,174	(3,719)
	$ —	$ —	$ —
Alternative Minimum Tax	$ —	$ —	$ —

The tax effect of temporary differences that give rise to the deferred tax asset are as follows:

	2010	2009	2008
Net operating losses and tax credits	$ 82,398	$ 75,043	$ 55,299
Basis difference of			
Real estate holdings and equipment	(54,602)	(50,020)	(32,853)
Notes receivable	10,329	9,550	9,479
Investments	(14,462)	(14,544)	(13,322)
Goodwill and intangibles	—	—	—
Notes payable	56,208	56,410	32,143
Deferred gains	41,312	34,553	30,608
Total	121,183	110,992	81,354
Deferred tax valuation allowance	(121,183)	(110,992)	(81,354)
Net deferred tax asset	$ —	$ —	$ —

At December 31, 2010, 2009 and 2008 ARL had a net deferred tax asset due to tax deductions available to it in future years. However, as management could not determine that it was more likely than not that ARL would realize the benefit of the deferred tax asset, a 100% valuation allowance was established.

ARL has prior tax net operating losses and capital loss carryforwards of approximately $64.3 million expiring through the year 2030.

NOTE 13. *FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES*

ARL's operations include the leasing of commercial properties (office buildings, industrial warehouses, shopping centers, and a merchandise mart). The leases, thereon, expire at various dates through 2020. The following is a schedule of minimum future rents due to ARL under non-cancelable operating leases as of December 31, 2010 (dollars in thousands):

2011	$ 34,015
2012	28,495
2013	18,226
2014	13,190
2015	8,589
Thereafter	15,346
	$117,861

NOTE 14. *OPERATING SEGMENTS*

Segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, apartments, hotels, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative and other expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their net operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, non-controlling interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate. There are no intersegment revenues and expenses and ARL conducted all of its business within the United States, with the exception of Hotel Akademia, a 161-room hotel in Wroclaw, Poland, which was sold March 28, 2008. See "Note 2. "Real Estate".

Presented below is the operating income of each operating segment and each segment's assets for 2010, 2009 and 2008 (dollars in thousands):

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/10						
Operating revenue	$ 67,912	$ 76,921	$11,476	$ 621	$ 100	$ 157,030
Operating expenses	41,384	41,369	10,059	3,498	7	96,317
Depreciation and amortization	13,191	15,005	1,121	—	(410)	28,907
Mortgage and loan interest	19,549	33,534	3,006	14,247	8,730	79,066
Interest income	—	—	—	—	8,425	8,425
Loss on land sales	—	—	—	(10,103)	—	(10,103)
Segment operating income (loss)	$ (6,212)	$ (12,987)	$ (2,710)	$ (27,227)	$ 198	$ (48,938)
Capital expenditures	293	233	—	—	—	526
Assets	313,770	589,611	17,502	430,782	(19,080)	1,332,585
Property Sales						
Sales price	$ 6,470	$195,984	$ —	$ 28,357	$ —	$ 230,811
Cost of sale	8,376	151,735	—	43,400	—	203,511
Deferred current gain	—	29,194	—	3	—	29,197
Recognized prior deferred gain	—	6,157	—	4,943	—	11,100
Gain on sale	$ (1,906)	$ 21,212	$ —	$ (10,103)	$ —	$ 9,203

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/09						
Operating revenue	$ 75,153	$ 73,576	$14,073	$ 1,612	$(2,551)	$ 161,863
Operating expenses	41,270	42,176	11,456	(114)	214	95,002
Depreciation and amortization	13,516	13,276	1,142	(185)	(1,276)	26,473
Mortgage and loan interest	19,172	30,051	3,154	18,834	7,321	78,532
Interest income	—	—	—	—	9,701	9,701
Gain on land sales	—	—	—	11,605	—	11,605
Segment operating income (loss)	$ 1,195	$(11,927)	$(1,679)	$ (5,318)	$ 891	$ (16,838)
Capital expenditures	1,934	367	93	376	—	2,770
Assets	336,056	704,926	26,421	508,971	—	1,576,374
Property Sales						
Sales price	$ 8,000	$ 30,640	$ —	$ 43,524	$ —	$ 82,164
Cost of sale	2,871	19,019	—	35,317	—	57,207
Deferred current gain	1,955	5,221	—	—	—	7,176
Recognized prior deferred gain	532	—	—	3,398	—	3,930
Gain on sale	$ 3,706	$ 6,400	$ —	$ 11,605	$ —	$ 21,711

	Commercial Properties	Apartments	Hotels	Land	Other	Total
For year ended 12/31/08						
Operating revenue	$ 72,984	$ 62,206	$18,550	$ 3,212	$(6,307)	$ 150,645
Operating expenses	44,767	35,687	13,672	6,916	1,026	102,068
Depreciation and amortization	12,025	8,432	1,126	(49)	3	21,537
Mortgage and loan interest	20,928	27,700	3,365	17,385	11,623	81,001
Interest income	—	—	—	—	10,876	10,876
Gain on land sales	—	—	—	5,584	—	5,584
Segment operating income (loss)	$ (4,736)	$ (9,613)	$ 387	$(15,456)	$(8,083)	$ (37,501)
Capital expenditures	4,048	(168)	1,510	(3,091)	—	2,299
Assets	366,455	747,524	27,461	461,629	—	1,603,069
Property Sales						
Sales price	$ 26,193	$111,727	$41,749	$ 21,466	$ —	$ 201,135
Cost of sale	10,171	34,333	15,593	12,623	—	72,720
Deferred current gain	—	—	—	3,259	—	3,259
Recognized prior deferred gain	—	—	—	—	—	—
Gain on sale	$ 16,022	$ 77,394	$26,156	$ 5,584	$ —	$ 125,156

The table below reconciles the segment information to the corresponding amounts in the Consolidated Statements of Operations:

	2010	2009	2008
Segment operating loss	$ (48,938)	$(16,838)	$(37,501)
Other non-segment items of income (expense)			
General and administrative	(12,640)	(14,690)	(16,854)
Advisory fees	(15,770)	(15,683)	(15,940)
Litigation	—	(1,458)	(870)
Provision on impairment of notes receivable and real estate assets	(61,311)	(44,578)	(7,417)
Other income (expense)	9,460	4,169	5,200
Equity in earnings of investees	(200)	35	(968)
Gain on foreign currency transaction	222	292	(517)
Deferred tax benefit	8,456	2,132	35,575
Loss from continuing operations	$(120,721)	$(86,619)	$(39,292)

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2010	2009	2008
Segment assets	$1,332,585	$1,576,374	$1,603,069
Investments in real estate partnerships	12,491	13,149	27,113
Investments in marketable securities	—	—	2,775
Other assets and receivables	212,199	211,384	198,863
Assets held for sale	—	5,147	10,333
Total assets	$1,557,275	$1,806,054	$1,842,153

NOTE 15. *DISCONTINUED OPERATIONS*

The Company applies the provisions of ASC Topic 360 "Property, Plant and Equipment." ASC Topic 360 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held for sale as of the year ended 2010, 2009 and 2008. Income from discontinued operations relates to 15, 10, and 37 properties that were sold or repositioned in 2010, 2009 and 2008, respectively. The following table summarizes revenue and expense information for these properties sold and held for sale (dollars in thousands):

	For the Year Ended December 31,		
	2010	2009	2008
Revenue			
Rental	$11,714	$ 26,625	$ 31,702
Property operations	5,926	14,728	18,874
	5,788	11,897	12,828
Expenses			
Other income	3,697	87	1,018
Interest	(4,820)	(11,196)	(18,154)
General and administrative	(52)	6	(1,292)
Litigation settlement	(5)	(5)	(261)
Depreciation	(1,566)	(4,803)	(6,458)
	(2,746)	(15,911)	(25,147)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, and fees	3,042	(4,014)	(12,319)
Gain on sale of discontinued operations	19,306	10,106	119,572
Net income and sales fee to affiliate	—	—	(10,994)
Equity of investees gain on sale	—	—	5,681
Income from discontinued operations before tax	22,348	6,092	101,940
Tax expense	(7,822)	(2,132)	(35,679)
Income from discontinued operations	$14,526	$ 3,960	$ 66,261

The Company's application of ASC Topic 360 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2010, 2009 and 2008 as income from discontinued operations. The application of ASC Topic 360 does not have an impact on net income available to common shareholders. ASC Topic 360 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 16. *QUARTERLY RESULTS OF OPERATIONS*

The following is a tabulation of quarterly results of operations for the years 2010, 2009, and 2008 (dollars in thousands):

	Three Months Ended 2010			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2010				
Total operating revenues	$ 40,394	$ 39,419	$ 38,844	$ 38,373
Total operating expenses	38,249	39,663	37,978	99,055
Operating (loss) income	2,145	(244)	866	(60,682)
Other income (expense)	(17,604)	(18,048)	(17,160)	(8,347)
Loss before gain on land sales, non-contolling interest, and taxes	(15,459)	(18,292)	(16,294)	(69,029)
Gain (loss) on land sales	7	(4,122)	(72)	(5,916)
Income tax expense	1,100	1,793	1,823	3,740
Net loss from continuing operations	(14,352)	(20,621)	(14,543)	(71,205)
Net income from discontinuing operations	865	3,329	3,386	6,946
Net loss	(13,487)	(17,292)	(11,157)	(64,259)
Less: net (income) loss attributable to non-controlling interest	1,577	3,543	2,140	4,188
Preferred dividend requirement	(622)	(622)	(622)	(622)
Net loss applicable to common shares	$ (12,532)	$ (14,371)	$ (9,639)	$ (60,693)
PER SHARE DATA				
Earnings per share—basic				
Net loss from continuing operations	$ (1.16)	$ (1.55)	$ (1.13)	$ (5.96)
Net income from discontinued operations	0.08	0.29	0.29	0.61
Net loss applicable to common shares	$ (1.08)	$ (1.26)	$ (0.84)	$ (5.35)
Weighted average common shares used in computing earnings per share	11,514,038	11,510,322	11,485,444	11,344,153
Earnings per share—diluted				
Net loss from continuing operations	$ (1.16)	$ (1.55)	$ (1.13)	$ (5.96)
Net income from discontinued operations	0.08	0.29	0.29	0.61
Net loss applicable to common shares	$ (1.08)	$ (1.26)	$ (0.84)	$ (5.35)
Weighted average common shares used in computing diluted earnings per share	11,514,038	11,510,322	11,485,444	11,344,153

	Three Months Ended 2009			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2009				
Total operating revenues	$ 41,132	$ 40,055	$ 41,472	$ 39,204
Total operating expenses	37,778	65,827	39,584	53,237
Operating income (loss)	3,354	(25,772)	1,888	(14,033)
Other income (expense)	(12,916)	(19,169)	(18,971)	(14,737)
Loss before gain on land sales, non-contolling interest, and taxes	(9,562)	(44,941)	(17,083)	(28,770)
Gain on land sales	168	8,040	3,397	—
Income tax benefit (expense)	387	1,147	904	(306)
Net loss from continuing operations	(9,007)	(35,754)	(12,782)	(29,076)
Net income (loss) from discontinuing operations	718	2,130	1,679	(567)
Net loss	(8,289)	(33,624)	(11,103)	(29,643)
Less: net (income) loss attributable to non-controlling interest	1,685	5,338	1,526	3,969
Preferred dividend requirement	(622)	(622)	(622)	(622)
Net loss applicable to common shares	$ (7,226)	$ (28,908)	$ (10,199)	$ (26,296)
PER SHARE DATA				
Earnings per share—basic				
Net loss from continuing operations	$ (0.68)	$ (2.70)	$ (1.03)	$ (2.23)
Net income (loss) from discontinued operations	0.06	0.18	0.15	(0.05)
Net income (loss) applicable to common shares	$ (0.62)	$ (2.52)	$ (0.88)	$ (2.28)
Weighted average common shares used in computing earnings per share	11,514,038	11,514,038	11,514,038	11,514,038
Earnings per share—diluted				
Net loss from continuing operations	$ (0.68)	$ (2.70)	$ (1.03)	$ (2.23)
Net income (loss) from discontinued operations	0.06	0.18	0.15	(0.05)
Net income (loss) applicable to common shares	$ (0.62)	$ (2.52)	$ (0.88)	$ (2.28)
Weighted average common shares used in computing diluted earnings per share	11,514,038	11,514,038	11,514,038	11,514,038

	Three Months Ended 2008			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2008				
Total operating revenues	$ 32,581	$ 38,611	$ 39,950	$ 39,503
Total operating expenses	54,459	35,957	31,728	41,672
Operating income (loss)	(21,878)	2,654	8,222	(2,169)
Other income (expense)	(19,417)	(21,139)	(1,957)	(24,767)
Income (loss) before gain on land sales, non-controlling interest, and taxes	(41,295)	(18,485)	6,265	(26,936)
Gain on land sales	1,275	2,890	1,172	247
Income tax benefit (expense)	35,066	1,008	(4,527)	4,028
Net income (loss) from continuing operations	(4,954)	(14,587)	2,910	(22,661)
Net income (loss) from discontinuing operations, net of non-controlling interest	77,257	(297)	(12,198)	1,499
Net income (loss)	72,303	(14,884)	(9,288)	(21,162)
Less: net (income) loss attributable to non-controlling interest	(11,877)	2,417	1,459	3,666
Preferred dividend requirement	(622)	(622)	(622)	(621)
Net income (loss) applicable to common shares	$ 59,804	$ (13,089)	$ (8,451)	$ (18,117)
PER SHARE DATA				
Earnings per share—basic				
Net income (loss) from continuing operations	$ (1.52)	$ (1.12)	$ 0.33	$ (1.69)
Net income (loss) from discontinued operations	6.73	(0.03)	(1.10)	0.13
Net income (loss) applicable to common shares	$ 5.21	$ (1.15)	$ (0.77)	$ (1.56)
Weighted average common shares used in computing earnings per share	11,479,880	11,471,879	11,133,945	11,514,038
Earnings per share—diluted				
Net income (loss) from continuing operations	$ (1.52)	$ (1.12)	$ 0.33	$ (1.69)
Net income (loss) from discontinued operations	6.73	(0.03)	(1.10)	0.13
Net income (loss) applicable to common shares	$ 5.21	$ (1.15)	$ (0.77)	$ (1.56)
Weighted average common shares used in computing diluted earnings per share	11,479,880	11,471,879	11,133,945	11,514,038

Quarterly results presented differ from those previously reported in ARL's Form 10-Q due to the reclassification of the operations of properties sold or held for sale to discontinued operations in accordance with ASC topic 360.

NOTE 17. *COMMITMENTS, CONTINGENCIES, AND LIQUIDITY*

In conjunction with its sale of Four Hickory in November 2007, the Company agreed to fund approximately $1.0 million to satisfy its commitment to compensate LK-Four Hickory, LLC for move-in discounts and other concessions to existing tenants at the time of sale. The Company also has certain agreements with LK-Four Hickory, LLC to fund projection shortfalls, which, to date, they have not had to provide any additional funding. In addition, related parties of the Company have active lease agreements with LK-Four Hickory, LLC.

On December 17, 2007, both Limkwang Nevada, Inc, the majority owner of LK-Four Hickory, LLC, and ARL unconditionally guaranteed the punctual payment when due, whether at stated maturity, by acceleration or hereafter, including all fees and expense incurred by the bank on collection of a $28.0 million note payable for LK-Four Hickory, LLC.

Liquidity. Management believes that ARL will generate excess cash flow from property operations in 2011, such excess however, will not be sufficient to discharge all of ARL's obligations as they became due. Management intends to sell land and income producing real estate, refinance real estate and obtain additional borrowings primarily secured by real estate to meet its liquidity requirements.

Partnership Buyouts. ARL is the limited partner in five partnerships currently constructing residential properties. As permitted in the respective partnership agreements, ARL intends to purchase the interests of the general and any other limited partners in these partnerships subsequent to the completion of these projects. The amounts paid to buyout the nonaffiliated partners are limited to development fees earned by the nonaffiliated partners, and are set forth in the respective partnership agreements.

The ownership of property and provision of services to the public as tenants entails an inherent risk of liability. Although the Company and its subsidiaries are involved in various items of litigation incidental to and in the ordinary course of its business, in the opinion of Management, the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operation or liquidity.

Litigation. A lawsuit has been filed against the Company with regard to certain guaranties pertaining to a $12 million real estate note made by a consolidated subsidiary of the Company. The note is secured by certain real estate owned by the subsidiary. The lender has not taken any action to foreclose on the property and the Company is vigorously defending the lawsuit. The book value for the property is equal to the debt and should the lender ultimately prevail there will be no loss or additional liability recorded by the Company.

ARL is also involved in various other lawsuits arising in the ordinary course of business. Management is of the opinion that the outcome of these lawsuits will have no material impact on ARL's financial condition, results of operations or liquidity.

NOTE 18. *EARNINGS PER SHARE*

Earnings per share, "EPS", have been computed pursuant to the provisions of ASC Topic 260 "*Earnings Per Share.*" The computation of basic EPS is calculated by dividing net income available to common shareholders from continuing operations, adjusted for preferred dividends, by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding. We have 3,389,546 shares of Series A 10.0% Cumulative Convertible Preferred Stock, which are outstanding. These shares may be converted into common stock at 90.0% of the average daily closing price of the common stock for the prior 20 trading days. These are considered in the computation of diluted earnings per share if the effect of applying the "if-converted" method is dilutive. The majority of the stock options issued expired July 1, 2008. The remaining 2,000 stock options still outstanding will expire January 1, 2015 if not exercised. The outstanding options are considered in the computation of diluted earnings per share if the effect of applying the "treasury stock" method is dilutive. As of December 31, 2010, the preferred stock and the stock options were anti-dilutive and thus not included in the EPS calculation.

NOTE 19. *SUBSEQUENT EVENTS*

Subsequent to year end, several properties that were sold to a related party and treated on the books as "subject to sales contract" have been transferred back to the lender for credit against the loan balance. Any impairment necessary related to the inability to recover our original investment has been taken in 2010 and the sales that were deferred will be recognized in 2011, when ownership transferred to a third party.

During the first three months of 2011, several land parcels owned by various Woodmont entities have been transferred to the lender for credit against the loan balance. These properties were impaired in 2008 and 2009 and we do not anticipate any additional losses. This includes the land parcels Galleria West Hotel, Galleria West Lofts, Galleria East Center Retail and Las Colinas Station.

On January 26, 2011 we sold our investment in TCI Willowbrook Village, Inc. to TX LTS Investments, Inc., a related party under common control, for $7.8 million. This entity owns a 179,741 square foot shopping center in Coldwater, Michigan. The buyer will assume the existing mortgage, secured by the property, of $5.6 million and we provided seller financing for $2.2 million. The note will accrue interest at 6% and will mature on January 26, 2016. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On January 3, 2011, we sold our membership interests in TCI Manhattan 1, LLC to ABCLD Income, LLC, a related party under common control, for $4.1 million. This entity owns 72.138 acres of land in Dallas, TX. The buyer will assume the existing mortgage, secured by the property, of $2.4 million and we provided seller financing for $1.7 million. The note will accrue interest at 6% and will mature on January 3, 2016. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)								
Properties Held for Investment												
Apartments												
Anderson Estates, Oxford, MS	$ 925	$ 378	$ 2,683	$—	$ 313	$ 691	$ 2,683	$ 3,373	$ 330	2003	01/06	40 years
Blue Lake Villas I, Waxahachie, TX	10,676	439	9,751	—	201	439	9,951	10,390	2,149	2003	01/02	40 years
Blue Lake Villas II, Waxahachie, TX	3,922	287	4,451	—	—	287	4,451	4,738	344	2004	01/04	40 years
Breakwater Bay, Beaumont, TX	9,335	740	10,435	—	—	740	10,435	11,175	1,537	2004	05/03	40 years
Bridgewood Ranch, Kaufman, TX	5,137	762	6,856	—	—	762	6,856	7,618	520	2007	04/08	5-40 years
Capitol Hill, Little Rock, AR	8,970	1,860	7,948	—	—	1,860	7,948	9,807	1,294	2003	03/03	40 years
Curtis Moore Estates, Greenwood, MS	1,657	186	5,733	—	702	847	5,774	6,620	841	2003	01/06	40 years
Dakota Arms, Lubbock, TX	12,527	921	12,644	—	231	921	12,875	13,796	1,924	2004	01/04	40 years
David Jordan Phase II Greenwood, MS	617	51	1,521	—	225	277	1,521	1,798	222	1999	01/06	40 years
David Jordan Phase III, Greenwood, MS	649	83	2,115	—	356	439	2,115	2,554	260	2003	01/06	40 years
Desoto Ranch, Desoto, TX	16,205	1,349	16,783	—	—	1,349	16,783	18,132	3,062	2002	05/02	40 years
Dorado Ranch, Odessa, TX	16,463	761	18,467	—	24	761	18,491	19,252	847	2009	07/07	40 years
Falcon Lakes, Arlington, TX	13,576	1,318	14,039	—	327	1,318	14,366	15,684	3,258	2001	10/01	40 years
Heather Creek, Mesquite, TX	12,008	1,326	12,015	—	—	1,326	12,015	13,341	1,802	2003	03/03	40 years
Huntington Ridge, DeSoto, TX	14,773	1,693	15,927	—	9	1,693	15,936	17,630	927	2007	10/04	40 years
Laguna Vista, Dallas, TX	17,157	288	20,743	—	497	370	21,158	21,528	2,150	2006	12/04	40 years
Lake Forest, Houston, TX	12,234	335	12,267	—	1,435	335	13,702	14,037	1,827	2004	01/04	40 years
Legends Of El Paso, El Paso, TX	15,558	1,318	17,215	—	697	1,318	17,912	19,230	1,535	2006	07/05	40 years
Mansions of Mansfield, Mansfield, TX	16,050	977	17,799	—	—	977	17,799	18,775	778	2009	09/05	40 years
Mariposa Villas, Dallas, TX	11,822	721	12,825	—	—	722	12,825	13,547	1,763	2002	01/02	40 years
Mission Oaks, San Antonio, TX	15,096	1,266	16,627	—	212	1,266	16,839	18,105	1,512	2005	05/05	40 years
Monticello Estate, Monticello, AR	511	36	1,493	—	263	285	1,508	1,793	196	2001	01/06	40 years
Northside on Travis, Sherman, TX	13,759	1,301	14,525	—	—	1,301	14,525	15,826	488	2009	10/07	40 years
Paramount Terrace, Amarillo, TX	2,893	312	2,805	—	—	312	2,805	3,117	953	1983	05/00	40 years
Park at Clarksville, Clarksville, TN	13,171	571	14,390	—	102	571	14,492	15,063	807	2007	06/02	40 years

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
	(dollars in thousands)											
Properties Held for Investment—(Continued)												
Apartments-(Continued)												
Parc at Maumelle, Little Rock, AR	16,229	1,048	17,688	—	617	1,048	18,305	19,353	1,731	2006	12/04	40 years
Parc at Metro Center, Nashville, TN	10,674	947	12,226	—	486	947	12,713	13,660	1,269	2006	05/05	40 years
Parc at Rogers, Rogers, AR	20,067	1,482	22,993	—	266	1,749	22,993	24,742	1,347	2007	04/04	40 years
Pecan Pointe, Temple, TX	16,541	1,744	16,876	—	144	1,744	17,020	18,764	1,055	2007	10/06	40 years
Portofino, Farmers Branch, TX	20,375	1,729	23,037	—	13	1,729	23,050	24,779	1,311	2007	09/06	40 years
Preserve at Pecan Creek, Denton, TX	14,893	885	16,626	—	—	885	16,626	17,511	962	2008	10/05	40 years
Quail Hollow, Holland, OH	11,129	1,406	12,650	—	—	1,406	12,650	14,056	843	2000	04/08	5-40 years
River Oaks, Wylie, TX	9,849	590	11,674	—	148	590	11,822	12,412	2,306	2002	10/01	40 years
Riverwalk Phase I, Greenville, MS	331	23	1,537	—	175	198	1,537	1,736	232	2003	01/06	40 years
Riverwalk Phase II, Greenville, MS	1,261	52	4,007	—	363	297	4,126	4,423	862	2003	01/06	40 years
Savoy of Garland, Garland, TX	10,245	760	11,499	—	147	760	11,646	12,406	348	2009	10/06	5-40 years
Spyglass, Mansfield, TX	15,653	1,165	14,172	—	905	1,175	15,066	16,241	2,572	2002	03/02	40 years
Stonebridge at City Park, Houston, TX	13,993	1,545	14,786	—	97	1,545	14,883	16,428	2,180	2004	01/04	40 years
Sugar Mill, Baton Rouge, LA	11,908	1,882	13,247	—	135	1,882	13,382	15,264	406	2009	08/08	40 years
Treehouse, Irving, TX	5,157	297	2,672	—	—	297	2,672	2,969	456	1974	05/04	5-40 years
Verandas at City View, Fort Worth, TX	17,348	1,792	18,375	—	1,195	1,791	19,570	21,361	3,602	2003	09/01	40 years
Vistas of Pinnacle Park, Dallas, TX	19,070	1,750	19,808	—	111	1,750	19,920	21,670	3,196	2002	10/02	40 years
Vistas of Vance Jackson, San Antonio, TX	15,408	1,265	16,540	—	189	1,327	16,666	17,993	2,198	2004	01/04	40 years
Westwood, Mary Esther, FL	3,265	172	1,337	—	—	172	1,338	1,509	293	1972	03/02	5-40 years
Whispering Pines, Topeka, KS	9,467	244	4,831	—	596	244	5,427	5,671	4,713	1974	02/78	15-40 years

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)							
Properties Held for Investment—(Continued)												
Apartments—(Continued)												
Wildflower Villas, Temple, TX	13,916	1,119	15,526	—	122	1,119	15,648	16,768	1,359	2004	03/04	40 years
Windsong, Fort Worth, TX	10,745	790	11,526	—	—	790	11,526	12,316	1,973	2002	07/03	40 years
	$513,215	$41,966	$555,689	$—	$11,306	$44,610	$564,348	$608,959	$66,540			
Apartments Under Construction												
Blue Ridge, Midland, TX	$ 17,955	$ 2,259	$ 15,368	$—	$ —	$ 2,259	$ 15,368	$ 17,627	$ —	—	02/10	—
Lodge at Pecan Creek, Denton, TX	3,550	1,349	1,675	—	—	1,349	1,675	3,024	—	—	10/05	—
Parc at Denham Springs, Lake Charles, LA	15,255	1,022	15,339	—	—	1,022	15,339	16,361	—	—	07/07	—
Sonoma Court, Rockwall, TX	3,682	941	2,720	—	—	941	2,720	3,661	—	—	07/10	—
Toulon, Gautier, MS	6,574	1,621	4,884	—	—	1,993	4,512	6,505	—	—	09/09	—
	$ 47,016	$ 7,191	$ 39,986	$—	$ —	$ 7,564	$ 39,614	$ 47,178	$ —			
Commercial												
225 Baronne, New Orleans, LA	$ —	$ 1,065	$ 492	$—	$ 7,301	$ 1,065	$ 7,794	$ 8,858	$ 7,619	1960	03/98	5-40 years
305 Baronne, New Orleans, LA	5,353	211	1,953	—	451	211	2,404	2,616	284	1902	08/06	5-40 years
600 Las Colinas, Las Colinas, TX	35,210	5,751	51,759	—	5,707	5,751	57,466	63,217	9,580	1984	08/05	5-40 years
Addison Hanger I, Addison, TX	—	1,481	724	—	49	1,481	774	2,255	417	1992	12/99	5-40 years
Addison Hanger II, Addison, TX	—	—	1,207	—	79	—	1,286	1,286	416	2000	12/99	5-40 years
Alpenloan, Dallas, TX	384	1,061	261	—	—	1,061	261	1,322	17	—	05/08	5-40 years
Browning Place (Park West I), Farmers Branch, TX	32,416	5,096	45,868	—	6,197	5,096	52,065	57,161	7,669	1984	04/05	5-40 years
Clark Garage, New Orleans, LA	—	1,033	9,293	—	26	1,033	9,319	10,352	808	—	08/06	40 years
Cross County Mall, Matoon, IL	8,849	608	4,891	—	7,802	1,394	11,907	13,301	11,697	1971	08/79	5-40 years
Denver Merchandise Mart, Denver, CO	21,591	5,986	4,967	—	20,252	5,994	25,211	31,205	12,887	1965/1986	04/94	7-40 years

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)								
Properties Held for Investment—(Continued)												
Commercial—(Continued)												
Ergon Office Building, Jackson, Ms	1,878	201	1,914	—	—	201	1,914	2,115	104	—	11/08	5-40 years
Fruitland Plaza, Fruitland Park, FL	—	17	—	—	16	17	16	33	16	—	05/92	40 years
One Hickory Center, Farmers Branch, TX	9,006	1,221	7,657	—	87	1,221	7,744	8,965	1,281	1998	01/00	7-40 years
Senlac VHP, Farmers Branch, TX	628	622	—	—	142	622	142	765	67	—	08/05	40 years
Sesame Square, Anchorage, AK	1,141	562	1,299	—	206	562	1,505	2,068	1,418	1981	12/81	17-40 years
Stanford Center, Dallas, TX	24,844	3,878	34,862	—	208	3,878	35,070	38,948	2,264	—	06/08	5-40 years
Two Hickoy Center, Farmers Branch, TX	9,171	1,150	8,667	—	1,281	1,150	9,949	11,099	3,751	2000	06/05	3-40 years
	$150,471	$29,944	$175,814	$—	$49,806	$30,738	$224,826	$255,565	$60,295			
Land												
1013 Common St, New Orleans, LA	$ —	$ 530	$ —	$—	$ 159	690	$ —	$ 690	$ —	—	08/98	—
Alliance Airport, Tarrant County, TX	490	895	—	—	—	895	—	895	—	—	05/05	—
Audubon, Adams County, MS	—	519	—	—	297	815	—	815	—	—	—	—
Backlick Land, Springfield, VA	—	74	—	—	—	74	—	74	—	—	10/07	—
Cooks Lane Land, Ft. Worth, TX	511	1,046	—	—	10	1,056	—	1,056	—	—	06/04	—
Copperridge, Dallas, TX	4,326	6,392	—	—	1,119	7,510	—	7,510	—	—	01/08	—
Dedeaux, Gulfport, MS	1,520	1,612	—	—	46	1,658	—	1,658	—	—	10/06	—
Denham Springs, Denham Springs, LA	230	339	—	—	—	339	—	339	—	—	08/08	—
Denton (Andrew B), Denton, TX	507	895	—	—	8	903	—	903	—	—	12/05	—
Denton (Andrew C), Denton, TX	144	318	—	—	—	318	—	318	—	—	12/05	—

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
					(dollars in thousands)							
Properties Held for Investment—(Continued)												
Land—(Continued)												
Denton Coonrod, Denton, TX	766	1,848	—	—	—	1,848	—	1,848	—	—	07/09	—
Desoto Ranch, Desoto, TX	499	898	—	—	27	925	—	925	—	—	10/04	—
Elm Fork Land, Denton County, TX	1,938	2,963	—	—	—	2,963	—	2,963	—	—	03/01	—
Folsom Land, Dallas, TX	50	3,341	—	—	—	3,341	—	3,341	—	—	06/06	—
Galleria East Center Retail, Dallas, TX	19,057	25,653	—	—	11,765	37,418	—	37,418	—	—	11/06	—
Galleria West Hotel, Dallas, TX	1,225	1,681	—	—	487	2,169	—	2,169	—	—	11/06	—
Galleria West Lofts, Dallas, TX	5,230	6,094	—	—	3,349	9,443	—	9,443	—	—	11/06	—
Gautier Land, Gautier, MS	750	2,526	—	—	127	2,653	—	2,653	—	—	07/98	—
GNB Land, Farmers Branch, TX	10,129	4,385	—	—	32	4,418	—	4,418	—	—	07/06	—
Hollywood Casino Land Tract II, Farmers Branch, TX	3,710	3,131	—	—	387	3,518	—	3,518	—	—	03/08	—
Hunter Equities Land, Dallas, TX	—	398	—	—	—	398	—	398	—	—	07/08	—
Jackson Capital City Center, Jackson,MS	8,416	8,986	—	—	4,469	13,455	—	13,455	—	—	11/08	—
Keller Springs Lofts, Addison, TX	2,695	3,378	—	—	2,388	5,766	—	5,766	—	—	10/06	—
Kinwest Manor, Irving, TX	1,108	1,819	—	—	1,707	3,526	—	3,526	—	—	10/06	—
LaDue Land, Farmers Branch, TX	750	1,810	—	—	—	1,810	—	1,810	—	—	07/98	—
Lake Shore Villas, Humble, TX	—	81	—	—	3	84	—	84	—	—	03/02	—
Lamar/Parmer, Austin, TX	1,087	1,589	—	—	615	2,204	—	2,204	—	—	01/00	—
Las Colinas Station, Las Colinas, TX	5,663	6,985	—	—	3,992	10,977	—	10,977	—	—	11/06	—
Las Colinas Village, Las Colinas, TX	7,215	3,484	—	—	2,895	6,379	—	6,379	—	—	11/06	—

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
	(dollars in thousands)											
Properties Held for Investment—(Continued)												
Land—(Continued)												
Lubbock Land, Lubbock, TX	12	234	—	—	—	234	—	234	—	—	01/04	—
Luna (Carr), Farmers Branch, TX	385	589	—	—	—	589	—	589	—	—	07/05	—
Luna Ventures, Farmers Branch TX	1,069	2,934	—	—	—	2,934	—	2,934	—	—	04/08	—
Manhattan Land, Farmers Branch, TX	3,742	23,389	—	(16,981)	169	6,577	—	6,577	—	—	02/00	—
Mansfield Land, Mansfield, TX	880	543	—	—	3	546	—	546	—	—	09/05	—
Mckinney 36, Collin County, TX	3,898	1,769	—	—	—	1,769	—	1,769	—	—	01/98	—
Mckinney Ranch Land, McKinney, TX	14,158	21,402	—	—	744	22,147	—	22,147	—	—	12/05	—
Meloy/Portage Land, Kent, OH	2,063	5,119	—	—	—	5,119	—	5,119	—	—	02/04	—
Mira Lago, Farmers Branch, TX	—	53	—	—	15	68	—	68	—	—	05/01	—
Nakash, New York	—	103	—	—	—	103	—	103	—	—	01/93	—
Nicholson Croslin, Dallas, TX	116	63	—	—	—	63	—	63	—	—	10/98	—
Nicholson Mendoza, Dallas, TX	49	27	—	—	—	27	—	27	—	—	10/98	—
Ocean Estates, Gulfport, MS	—	1,418	—	—	390	1,808	—	1,808	—	—	10/07	—
Palmer Lane (Las Praderas), Austin, TX	13,678	22,756	—	(9,200)	63	13,619	—	13,619	—	—	12/05	—
Pioneer Crossing (38.54 acres), Austin, TX	1,185	614	—	(72)	952	1,494	—	1,494	—	—	03/06	—
Pioneer Crossing (257 acres), Austin, TX	12,000	6,713	—	—	2,339	9,052	—	9,052	—	—	05/97	—
Polo Estates At Bent Tree, Dallas, TX	2,866	4,003	—	—	2,048	6,051	—	6,051	—	—	11/06	—
Port Olpenitz GmbH, Kappelin, Germany	5,447		—	—	31,526	31,526	—	31,526	—	—	12/06	—
Seminary West Land, Fort Worth, TX	11	136	—	—	—	136	—	136	—	—	07/01	—

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)								
Properties Held for Investment—(Continued)												
Land—(Continued)												
Senlac Land, Farmers Branch, TX	344	656	—	—	—	656	—	656	—	—	08/05	—
Sheffield Village, Grand Prairie, TX	912	1,643	—	—	428	2,071	—	2,071	—	—	09/03	—
Siskiyou County Land, Siskiyou County, CA	—	3	—	—	—	3	—	3	—	—	08/96	—
Southwood Plantation 1394, Tallahassee, FL	578	1,209	—	—	119	1,329	—	1,329	—	—	02/06	—
Texas Plaza Land, Irving, TX	565	1,738	—	—	—	1,738	—	1,738	—	—	12/06	—
Travelers Land (178 acres), Farmers Branch, TX	27,221	24,511	—	—	—	24,511	—	24,511	—	—	11/06	—
Travelers Land (15 acres), Farmers Branch, TX	2,749	1,913	—	—	—	1,913	—	1,913	—	—	11/06	—
Travis Ranch Land, Kaufman County, TX	787	1,030	—	—	—	1,030	—	1,030	—	—	08/08	—
Travis Ranch Retail, Kaufman City, TX	—	1,750	—	—	—	1,750	—	1,750	—	—	08/08	—
Union Pacific Railroad Land, Dallas, TX	—	130	—	—	—	130	—	130	—	—	03/04	—
US Virgin Islands—Pearl, Us Virgin Islands	3,651	14,031	—	—	2,336	16,367	—	16,367	—	—	10/08	—
Valley View 34 (Mercer Crossing), Farmers Branch, TX	400	228	—	—	—	228	—	228	—	—	08/08	—
Valley View/Senlac, Farmers Branch, TX	613	780	—	—	—	780	—	780	—	—	12/05	—
Waco 151 Land, Waco, TX	1,263	2,106	—	—	—	2,106	—	2,106	—	—	04/07	—
Waco Swanson, Waco, TX	1,525	2,725	—	—	—	2,725	—	2,725	—	—	08/06	—
Walker Land (48.2 acres), Dallas County, TX	8	4,465	—	—	—	4,465	—	4,465	—	—	07/98	—
Walker Land (82.6 acres), Dallas County, TX	8,219	12,613	—	—	—	12,613	—	12,613	—	—	09/06	—

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

		Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year						
Property/Location	Encumbrances	Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
				(dollars in thousands)								
Properties Held for Investment—(Continued)												
Land—(Continued)												
Willowick Land, Pensacola, FL	—	137	—	—	—	137	—	137	—	—	01/95	—
Woodmont Reserve	—	—	—	(40,718)	5,226	(35,492)	—	(35,492)	—	—	—	—
	$188,410	$257,204	$ —	$(66,971)	$ 80,241	$270,474	$ —	$ 270,474	$ —			
Corporate Departments/ Investments/Misc.												
TCI—Corporate	$ 12,925	$ 9,293	$ (21,271)	$ —	$ —	$ 9,293	$ (21,271)	$ (11,978)	$ 6,700	—	—	—
ARL—Corporate	22,175	—	—	—	16	16	—	16	16	—	—	—
	$ 35,100	$ 9,293	$ (21,271)	$ —	$ 16	$ 9,309	$ (21,271)	$ (11,962)	$ 6,716			
Total Properties Held for Investment	$934,212	$345,598	$750,218	$(66,971)	$141,369	$362,696	$807,518	$1,170,214	$133,550			
Properties Subject to Sales Contract												
Commercial												
1010 Common, New Orleans, LA	$ 14,171	$ 2,718	$ 11,079	$ —	$ 22,133	$ 2,718	$ 33,212	$ 35,930	$ 25,480	1971	03/98	5-40 years
Amoco Building, New Orleans, LA	18,750	1,130	3,078	—	6,383	1,130	9,461	10,591	7,544	1974	07/97	5-40 years
Bridgeview Plaza, LaCrosse, WI	6,368	797	7,174	—	223	797	7,398	8,195	1,586	1979	03/03	5-40 years
Cooley Building, Farmers Branch, TX	2,628	729	1,392	—	702	729	2,094	2,823	1,221	1996	05/99	5-40 years
Dunes Plaza, Michigan City, IN	3,296	1,215	4,714	(1,851)	1,542	1,401	4,219	5,620	3,181	1978	03/92	5-40 years
Eton Square, Tulsa, OK	9,213	1,346	12,064	—	4,125	1,346	16,189	17,535	5,496	1985	09/99	5-40 years
Fenton Center (Park West II), Farmers Branch, TX	60,692	6,968	62,712	—	5,077	6,968	67,789	74,757	8,120	—	01/07	5-40 years
Parkway North, Dallas, TX	2,879	1,075	4,221	—	2,102	1,075	6,322	7,398	3,256	1980	02/98	2-40 years

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

Property/Location	Encumbrances	Initial Cost			Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements	Asset Impairment	Improvements	Land	Building & Improvements	Total				
	(dollars in thousands)											
Properties Subject to Sales Contract—(Continued)												
Commercial—(Continued)												
Signature Building, Dallas, TX	1,242	985	2,173	—	592	1,026	2,725	3,750	1,168	1985	02/99	5-40 years
Teleport, Las Colinas, TX	29	642	28	—	—	642	28	670	2	—	05/08	5-40 years
Thermalloy, Farmers Branch, TX	59	791	1,061	—	—	791	1,061	1,852	69	—	05/08	5-40 years
Westgrove Air Plaza, Addison, TX	2,233	165	1,483	(1,923)	645	182	188	370	1,661	1982	10/97	5-40 years
Willowbrook Village, Coldwater, MI	5,239	851	7,663	—	296	851	7,959	8,811	1,018	1991	10/05	5-40 years
	$126,799	$19,413	$118,844	$(3,774)	$43,820	$19,656	$158,646	$178,302	$59,802			
Hotels												
Inn at the Mart (Comfort Inn), Denver, CO	$ 2,974	$ —	$ 245	$ —	$ 2,792	$ —	$ 3,037	$ 3,037	$ 2,769	1974	06/94	7-40 years
Piccadilly—Airport, Fresno, CA	11,593	—	7,678	(450)	873	15	8,087	8,102	3,163	1970	10/97	7-40 years
Piccadilly—Chateau, Fresno, CA	3,555	—	3,676	—	233	—	3,908	3,908	1,409	1989	10/97	7-40 years
Piccadilly—Shaw, Fresno, CA	12,172	2,392	9,447	(1,450)	1,033	2,392	9,031	11,423	3,952	1973	10/97	7-40 years
Piccadilly—University, Fresno, CA	4,542	—	11,639	(5,900)	1,130	—	6,869	6,869	4,544	1984	10/97	7-40 years
	$ 34,836	$ 2,392	$ 32,685	$(7,800)	$ 6,062	$ 2,407	$ 30,932	$ 33,339	$15,837			
Land												
Ackerley Land, Dallas, TX	$ 4	$ 150	$ —	$ —	$ —	$ 150	$ —	$ 150	$ —	—	06/08	—
Archon Land, Irving, TX	4,500	6,671	—	(1,255)	—	5,416	—	5,416	—	—	07/08	—
Bonneau Land, Dallas County, TX	2,174	770	—	—	—	770	—	770	—	—	02/98	—
Centura Land, Dallas, TX	7,121	10,431	—	—	709	11,140	—	11,140	—	—	12/02	—
Chase Oaks Land, Plano, TX	1,696	837	—	—	—	837	—	837	—	—	05/97	—
Creekside, Fort Worth, TX	495	2,201	—	—	—	2,201	—	2,201	—	—	07/06	—
Crowley, Fort Worth, TX	422	1,569	—	—	—	1,569	—	1,569	—	—	07/06	—
Dalho, Farmers Branch, TX	750	266	—	—	—	266	—	266	—	—	10/97	—

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

Property/Location	Encumbrances	Initial Cost		Asset Impairment	Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements		Improvements	Land	Building & Improvements	Total				
	(dollars in thousands)											
Properties Subject to Sales Contract—(Continued)												
Land—(Continued)												
Diplomat Drive, Farmers Branch, TX	554	1,479	—	—	—	1,479	—	1,479	—	—	12/06	—
Dominion Tract, Dallas, TX	1,221	2,036	—	—	—	2,036	—	2,036	—	—	03/99	—
Eagle Crest, Dallas, TX	2,369	2,066	—	—	58	2,124	—	2,124	—	—	10/09	—
Fortune Drive, Irving, TX	1,002	1,748	—	—	—	1,748	—	1,748	—	—	03/08	—
Hollywood Casino Tract I, Farmers Branch, TX	2,220	3,236	—	—	135	3,370	—	3,370	—	—	06/02	—
HSM Cummings, Farmers Branch, TX	1,582	567	—	—	—	567	—	567	—	—	08/98	—
JHL Connell, Carrollton, TX	783	278	—	—	—	278	—	278	—	—	02/98	—
Kaufman—Adams, Kaufman County, TX	357	823	—	—	—	823	—	823	—	—	05/08	—
Kaufman—Bridgewood, Kaufman County, TX	115	262	—	—	21	282	—	282	—	—	04/08	—
Kaufman—Cogen Land, Forney, TX	2,058	6,109	—	—	—	6,109	—	6,109	—	—	12/05	—
Kaufman—Stagliano, Forney, TX	1,463	4,119	—	—	67	4,185	—	4,185	—	—	06/06	—
Kaufman Taylor, Kaufman County, TX	179	486	—	—	—	486	—	486	—	—	11/05	—
Keenan Bridge Land, Farmers Branch, TX	1,735	676	—	—	—	676	—	676	—	—	01/05	—
Lacy Longhorn Land, Farmers Branch, TX	1,723	1,908	—	—	—	1,908	—	1,908	—	—	06/04	—
Las Colinas—Walnut Hill, Las Colinas, TX	408	515	—	—	—	515	—	515	—	—	11/06	—
LCLLP (Kinwest/Hackberry), Los Colinas, TX	7,298	4,506	—	—	—	4,506	—	4,506	—	—	12/04	—
Limestone Canyon II, Austin, TX	—	428	—	—	154	582	—	582	—	—	06/00	—

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

Property/Location	Encumbrances	Initial Cost		Asset Impairment	Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements		Improvements	Land	Building & Improvements	Total				
	(dollars in thousands)											
Properties Subject to Sales Contract—(Continued)												
Land—(Continued)												
Marine Creek, Ft. Worth, TX	1,672	2,427	—	—	243	2,670		2,670	—	—	06/02	—
McKinney Ranch (20.8 acres), McKinney, TX	5,259	4,627		—		4,627		4,627	—	—	11/09	
Pac Trust, Farmers Branch, TX	1,237	1,496	—	—	—	1,496	—	1,496	—	—	10/01	—
Pantaze Land, Dallas, TX	299	290	—	—	8	299	—	299	—	—	11/05	—
Payne Land, Los Colinas, TX	13,200	619	—	—	325	943	—	943	—	—	12/04	—
Pioneer Crossing (97 acres), Austin, TX	7,569	2,171	—	—	756	2,927	—	2,927	—	—	05/97	—
Ridgepoint Drive, Irving, TX	92	189	—	—	—	189	—	189	—	—	12/06	—
Senlac Land, Farmers Branch, TX	501	365	—	—	—	365	—	365	—	—	08/05	—
Stanley Tools, Farmers Branch, TX	1,324	4,987	—	—	—	4,987	—	4,987	—	—	02/04	—
Temple Land, Temple, TX	3	415	—	—	—	415	—	415	—	—	07/98	—
Thompson Land I, Farmers Branch, TX	1,157	367	—	—	—	367	—	367	—	—	10/97	—
Thompson II, Farmers Branch, TX	578	305	—	—	—	305	—	305	—	—	07/98	—
Three Hickory, Dallas, TX	5	1,161	—	—	48	1,210	—	1,210	—	—	11/06	—
Tomlin Land, Farmers Branch, TX	723	845	—	—	—	845	—	845	—	—	10/97	—
Valley Ranch Land, Irving, TX	2,054	5,826	—	—	—	5,826	—	5,826	—	—	12/04	—
Valley View (Hutton/Senlac), Farmers Branch, TX	170	544	—	—	—	544	—	544	—	—	05/06	—
Valwood, Dallas, TX	22,400	25,089	—	—	301	25,390	—	25,390	—	—	08/96	—
Whorton Land, Bentonville, AR	2,950	4,291	—	—	6	4,297	—	4,297	—	—	06/05	—

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

Property/Location	Encumbrances	Initial Cost		Asset Impairment	Cost Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at End of Year			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation In Latest Statement of Operation is Computed
		Land	Building & Improvements		Improvements	Land	Building & Improvements	Total				
	(dollars in thousands)											
Properties Subject to Sales Contract—(Continued)												
Land-(Continued)												
Wilmer 88 Land, Dallas, TX	1,474	673	—	—	—	673	—	673	—	—	08/05	—
Windmill Farms—Harlan Land, Kaufman County, TX	5,524	6,660	—	(1,136)	—	5,524	—	5,524	—	—	07/08	—
Windmill Farms I, Kaufman County, TX	30,718	50,420	—	(21,009)	12,587	41,998	—	41,998	—	—	11/06	—
	$ 141,136	$167,902	$ —	$ (23,400)	$ 15,418	$159,920	$ —	$ 159,920	$ —			
Total Properties Subject to Sales Contract	$ 302,771	$189,706	$151,529	$ (34,974)	$ 65,299	$181,983	$189,577	$ 371,560	$ 75,639			
TOTAL: Real Estate	**$1,236,983**	**$535,304**	**$901,747**	**$(101,945)**	**$206,668**	**$544,679**	**$997,095**	**$1,541,774**	**$209,189**			

SCHEDULE III
(Continued)

AMERICAN REALTY INVESTORS, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2010

SCHEDULE III
(Continued)

	2010	2009	2008
	(dollars in thousands)		
Reconciliation of Real Estate			
Balance at January 1,	$1,792,562	$1,800,183	$1,665,232
Additions			
Acquisitions, improvements and construction	74,796	104,940	314,192
Deductions			
Sale of real estate	(268,616)	(67,584)	(179,241)
Asset impairments	(56,968)	(44,977)	—
Balance at December 31,	$1,541,774	$1,792,562	$1,800,183
Reconciliation of Accumulated Depreciation			
Balance at January 1,	$ 211,041	$ 186,781	$ 179,373
Additions			
Depreciation	26,370	32,454	27,646
Deductions			
Sale of real estate	(28,222)	(8,194)	(20,238)
Balance at December 31,	$ 209,189	$ 211,041	$ 186,781

SCHEDULE IV

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
JUNIOR MORTGAGE LOANS							
Dallas Fund XVII Secured by an assignment of partnership interests and litigation proceeds.	9.00	10/09	Principle and interest due at maturity.	$—	$4,303	$1,432	$—
OTHER							
2410 Partnership Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	145	145	—
3334Z APTS, LP Secured by 3334Z Apartments	6.50	04/12		—	1,875	1,875	—
ABC Land & Development Secured by Marina Landing (256 Unit Apartment Complex)	10.00	1/38			5,779	5,779	—
Christine Tunney Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	48	48	—
Compton Partners Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	289	289	—
David Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
Earl Samson Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
Edward Samson Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
Hammon Operating Corporation Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Harold Wolfe Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Herrick Partners Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	91	91	—
Mark Small Secured by Collateral Assignment of Contract Proceeds	18.00	12/10	All principal and interest are due at maturity.	—	587	639	—
Mary Ann MacLean Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Michael Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	304	304	—
Michale Witte Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
Miscellaneous Non-Related Party Various Security Interest	Various	Various		—	2,636	2,137	—
Miscellaneous Related Party Various Security Interest	Various	Various		—	542	521	—
Palmer Brown Madden Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
Peter Van Dyk Berg Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Quintin Smith Jr. Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Richard Schmaltz Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	203	203	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Robert Baylis Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Sherman Bull Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	193	193	—
Trust—Brett & Nicole Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	33	33	—
Trust—David Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	33	33	—
Trust—Joseph Monier Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	32	32	—
Unified Housing Foundation, Inc. (Cliffs of El Dorado/UH of McKinney, LLC) 100% Interest in UH of Mckinney, LLC	5.25	12/27	Excess cash flow	9,607	2,003	439	—
Unified Housing Foundation, Inc. (Cliffs of El Dorado/UH of McKinney, LLC) 100% Interest in UH of Mckinney, LLC	5.25	12/27	Excess cash flow	9,607	2,990	2,469	—
Unified Housing Foundation, Inc. (Echo Station/UH of Temple, LLC) 100% Interest in UH of Temple, LLC	5.25	12/27	Excess cash flow	9,928	1,054	1,668	—
Unified Housing Foundation, Inc. (Fountains of Burleson/UH of Burleson, LLC) 100% Interest in UH of Burleson, LLC	5.25	12/27	Excess cash flow	7,446	785	694	—
Unified Housing Foundation, Inc. (Inwood on the Park/UH of Inwood, LLC) 100% Interest in UH of Inwood, LLC	5.25	12/27	Excess cash flow	23,316	4,213	5,059	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Unified Housing Foundation, Inc. (Kensington Park/ UH of Kensington, LLC) 100% Interest in UH of Kensington, LLC	5.25	12/27	Excess cash flow	19,713	4,300	3,984	—
Unified Housing Foundation, Inc. (Lakeshore Villas/ HFS of Humble, LLC (31.5% of cash flow) 100 % Interest in Unified Housing Foundation Inc.	5.25	12/27	Excess cash flow	12,790	6,363	6,363	—
Unified Housing Foundation, Inc. (Lakeshore Villas/ HFS of Humble, LLC) 100% Interest in HFS of Humble, LLC	5.25	12/27	Excess cash flow	16,223	2,220	2,733	—
Unified Housing Foundation, Inc. (Limestone Canyon/UH of Austin, LLC) 100% Interest in UH of Austin, LLC	5.25	12/27	Excess cash flow	14,093	3,080	7,652	—
Unified Housing Foundation, Inc. (Limestone Ranch/ UH of Vista Ridge, LLC) 100% Interest in UH of Vista Ridge, LLC	5.25	12/27	Excess cash flow	13,109	2,320	7,323	—
Unified Housing Foundation, Inc. (Marquis at Vista Ridge/HFS of Lewisville, LLC) 100% Interest in UH of Lewisville, LLC	5.25	12/27	Excess cash flow	14,961	1,770	1,826	—
Unified Housing Foundation, Inc. (Parkside Crossing/UH of Parkside Crossing, LLC) 100% Interest in UH of Parkside Crossing, LLC	5.25	12/27	Excess cash flow	11,525	272	1,936	—
Unified Housing Foundation, Inc. (Parkside Crossing/UH of Parkside Crossing, LLC) 100% Interest in UH of Parkside Crossing, LLC	5.25	12/27	Excess cash flow	11,525	1,223	336	—
Unified Housing Foundation, Inc. (Plaza at Chase Oaks/UH of Chase Oaks, LLC) 100% Interest in UHF Chase Oaks	5.25	12/27	Excess cash flow	13,766	398	132	—
Unified Housing Foundation, Inc. (Reserve at White Rock I & II and Trails at White Rock) 100% Interest in UH of Harvest Hill, Harvest Hill I and Harvest Hill III	5.25	12/27	Interest compounded annually. All principal and interest due at maturity.	50,721	4,982	8,895	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Unified Housing Foundation, Inc. (UH of Samsung, Inc.) 100% Interest in UH of Samsung I, LLC	5.25	12/27	Excess cash flow	—	584	720	—
Unified Housing Foundation, Inc. (Sendero Ridge) 100% Interest in UH of Sendero Ridge, LLC	5.25	12/27	Excess cash flow	23,581	2,942	9,986	—
Unified Housing Foundation, Inc. (Timbers at the Park/UH of Terrell, LLC) 100% Interest in UH of Terrell LLC	5.25	12/27	Excess cash flow	7,201	837	2,250	—
Unified Housing Foundation, Inc. (Tivoli) 100% Interest in UH of Tivoli, LLC	5.25	12/27	Excess cash flow	10,759	1,615	9,197	—
Unified Housing Foundation, Inc. (UH of Walnut Hill Crossing, LLC) 100% Interest in UH of Walnut Park Crossing, LLC	5.25	12/27	Excess cash flow	—	300	369	—
William Ingram Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
William Urkiel Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
130 Willingham Trust Class A limited partnership interests in Edina Park Plaza Associates, L.P.	10.00	09/17	Interest only paid quarterly.	—	96	96	—
UNSECURED LOANS							
Windmill Farms, L.P.	7.00	10/11		—	770	507	—
Garden Centura, L.P.	7.00	None	Excess property cash flow payments or property sales proceeds.	—	—	3,056	—
Leman Development, Ltd.	7.00	10/11		—	1,500	1,500	—
Tracy Suttles	0.00	11/13	Due at maturity.	—	2,147	1,077	—

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOANS ON REAL ESTATE
December 31, 2010

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal or Loans Subject to Delinquent Principal or Interest
					(dollars in thousands)		
Unified Housing Foundation, Inc. (North Ridge/HAF of Dallas, LLC)	5.25	12/27	Due at maturity.	14,030	451	305	—
Unified Housing Foundation, Inc. (Lakeshore Villas/ HFS of Humble,LLC) (68.5% of cash flow)	5.25	12/27	Excess cash flow	16,223	2,000	2,000	—
				$310,124	$70,138	$ 98,156	$—
Interest						4,806	
Allowance for estimated losses						(14,348)	
						$ 88,614	

SCHEDULE IV
(Continued)

AMERICAN REALTY INVESTORS, INC.

MORTGAGE LOAN RECEIVABLES ON REAL ESTATE
December 31, 2010

	2010	2009	2008
	(dollars in thousands)		
Balance at January 1,	$ 94,980	$ 88,877	$86,445
Additions			
New mortgage loans	29,309	32,096	7,366
Funding of existing loans	12,315	7,753	—
Increase of interest receivable on mortgage loans	6,315	6,350	—
Deductions			
Collection of principal	(11,121)	(40,654)	(8,588)
Conversion to property interest	—	3,518	3,654
Non-cash reductions	(28,836)	(2,960)	—
Balance at December 31,	$102,962	$ 94,980	$88,877

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The affairs of ARL are managed by a Board of Directors. The Directors are elected at the annual meeting of stockholders or are appointed by the incumbent Board and serve until the next annual meeting of stockholders or until a successor has been elected or appointed.

After December 31, 2003, a number of changes occurred in the composition of the Board of Directors of ARL, the creation of certain Board Committees, the adoption of Committee charters, the adoption of a Code of Ethics for Senior Financial Officers, and the adoption of Guidelines for Director Independence. Also, the composition of the members of the Board of Directors changed with the resignation of Earl D. Cecil (on February 29, 2004), as well as the election of independent directors, Ted R. Munselle and Sharon Hunt, on February 20, 2004, and Robert A. Jakuszewski on November 22, 2005.

It is the Board's objective that a majority of the Board consists of independent directors. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with ARL. The Board has established guidelines to assist it in determining director independence which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing rules. The independence guidelines are set forth in ARL's "Corporate Governance Guidelines". The text of this document has been posted on ARL's Internet website at http://www.amrealtytrust.com and is available in print to any shareholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

ARL has adopted a code of conduct that applies to all Directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. Stockholders may find our code of conduct on our website by going to our website address at http://www.amrealtytrust.com. We will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of the SEC or the New York Stock Exchange, on our website.

Our Board of Directors has adopted charters for our Audit, Compensation, and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at http://www.amrealtytrust.com. You may also obtain a printed copy of the materials referred to by contacting us at the following address:

American Realty Investors, Inc.
Attn: Investor Relations
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and the Governance and Nominating Committee must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory, or compensatory fee from ARL or any of its subsidiaries other than their Director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of ARL or any of its subsidiaries, as defined by the Securities and Exchange Commission.

Effective at the close of business of January 31, 2011, Sharon Hunt resigned as a Director and Chairman of the Compensation Committee of the Board of Directors of American Realty Investors, Inc. Ms. Hunt had been a director of the Company since February 2004. Ms. Hunt, age 67, is a licensed realtor in the Dallas, Texas area, retired. At the time of her resignation as a Director, Ms. Hunt had no disagreement with the Registrant on any matter relating to the Registrant's operations, policies or practices.

On February 1, 2011, the Board of Directors of the Company elected Martha C. Stephens, age 64 as a Director to fill the vacancy on the Board of Directors created by the resignation of Sharon Hunt. On February 1, 2011, the Board of Directors of the Company also elected RL S. Lemke, age 54, as a director to fill a vacancy on the Board of Directors. Mr. Lemke was also elected as Vice President of the Company on that date. Mr. Lemke is Vice President, Project Development for Prime. Mr. Lemke has been so employed for more than the past five years. Mr. Lemke holds a Juris Doctor degree (1982) from Creighton University School of Law.

The current Directors of ARL are listed below, together with their ages, terms of service, all positions and offices with ARL, its former advisor (BCM), or current advisor (Prime), which took over as contractual advisor for BCM on July 1, 2003, their principal occupations, business experience, and directorships with other companies during the last five years or more. The designation "Affiliated," when used below with respect to a Director, means that the Director is an officer, director, or employee of BCM or Prime, an officer of ARL, or an officer or director of an affiliate of ARL. The designation "Independent," when used below with respect to a Director, means that the Director is neither an officer of ARL nor a director, officer, or employee of BCM or Prime (but may be a director of ARL), although ARL may have certain business or professional relationships with such Director as discussed in Part III, Item 13. "Certain Relationships and Related Transactions and Director Independence".

HENRY A. BUTLER: Age 60, Director (Affiliated) (since July 2003) and Chairman of the Board since May 28, 2009.

Mr. Butler is Vice President Land Sales (since July 2003) for Prime Income Asset Management, LLC ("Prime"), the contractual advisor to the Company. Mr. Butler is Chairman of the Board (since May 2009) and a Director (since July 2003) of the Company and Chairman of the Board (since May 2009) and a Director (since December 2001) of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI") which has its Common Stock listed and traded on the New York Stock Exchange ("NYSE") and a Director (December 2001 to July 2003) and again (since February 2011) of Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT") which has its Common Stock listed and traded on the American Stock Exchange ("AMEX") and Owner/Operator (1989 to 1991) of Butler Interests, Inc.

ROBERT A. JAKUSZEWSKI: Age 48, Director (Independent) (since November 2005).

Mr Jakuszewski was Vice President of Sales and Marketing (since September 1998) of New Horizons Communications, Inc., a Consultant (January 1998—September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc.; and Director of IOT (since March 16, 2004) and Director of TCI (since November 22, 2005).

RL S. LEMKE: Age 54, Director (Affiliated) (since February 2011)

Mr. Lemke is Vice President, Project Development (since 1999) for Prime, the contractual advisor to the Company. Mr. Lemke has been a Director (since February 2011) of TCI and a Director (since February 2011) of IOT. Mr. Lemke holds a Juris Doctor degree from Creighton University of Law. Mr. Lemke's primary focus is the development of Mercer Crossing, the 1,200 acre urban density mixed-use development in the heart of the Dallas/Ft. Worth Metroplex. At different times since 1984, Mr. Lemke has worked for companies, dealing with land projects, large and small, from Puerto Rico through to Hawaii as well as commercial tracts and the Tahoe Reno Industrial Center.

MARTHA C. STEPHENS, Age 64, Director (Independent) (Since February 2011).

Ms. Stephens is retired and has been so for more than three years. Until January 2007 and for more than five years prior thereto, she was employed in various administrative capacities by Prime, the contractual advisor to the Company, and other entities. Ms. Stephens is also a member of the Board of

Directors since February 23, 2007 of IOT. On May 7, 2009, Ms. Stephens was elected Chairman of the Board of IOT, a position she continues to hold. Also on February 1, 2011, Ms. Stephens was elected as a member of the Compensation Committee and Chairperson of such Compensation Committee and appointed as a member of the Governance and Nominating Committee of the Board of Directors of the Company. Ms. Stephens has also been elected (on February 1, 2011) a Director of TCI.

TED R. MUNSELLE: Age 55, Director (Independent) (since February 2004).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc.; he was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle has also been a director (since February 20, 2004) of TCI, a Nevada corporation which has its common stock listed and traded on the New York Stock Exchange ("NYSE"), as well as a director (since May 2009) of IOT, a Nevada corporation which has its common stock listed and traded on the American Stock Exchange (the "AMEX"). Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of ARL has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Board Meetings and Committees

The Board of Directors held eight meetings during 2010. For such year, no incumbent Director attended fewer than 88.0% of the aggregate of (1) the total number of meetings held by the Board during the period for which he/she had been a Director and (2) the total number of meetings held by all committees of the Board on which he/she served during the periods that he/she served.

The Board of Directors has standing Audit, Compensation, and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 19, 2004, and its function is to review ARL's operating and accounting procedures. The charter of the Audit Committee has also been adopted by the Board. The charter of the Audit Committee was adopted on February 19, 2004 and is available on the company's investor relations website (www.amrealtytrust.com). The Audit Committee is an "audit committee" for purposes of Section 3(a) (58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the New York Stock Exchange, Inc., and ARL's Corporate Governance Guidelines, are Messrs. Jakuszewski and Munselle (Chairman) and Ms. Stephens. Mr. Ted R. Munselle, a member of the Committee, is qualified as an Audit Committee financial expert within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, Inc. All of the members of the Audit Committee meet the experience requirements of the listing standards of the listing standards of the New York Stock Exchange. The Audit Committee met eight times during 2010.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of ARL's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance self-evaluation. The Charter of the Governance and Nominating Committee was adopted on March 22, 2004. The current members of the Committee are Messrs. Jakuszewski (Chairman), and Munselle and Ms. Stephens. The Governance and Nominating Committee met once during 2010.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and make recommendations to the Board with respect to such policies, produce necessary reports and executive compensation for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officers and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (www.amrealtytrust.com). The current members of the Compensation Committee are Ms. Stephens (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE and the Company's Corporate Governance Guidelines. The Compensation Committee is to be comprised of at least two directors who are independent of Management and the Company. The Compensation Committee met once during 2010.

The members of the Board of Directors on the date of this Report and the Committees of the Board on which they serve are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Martha C. Stephens	X	Chair	X
Robert A. Jakuszewski	X	X	Chair
Ted R. Munselle	Chair	X	X
Henry A. Butler			
RL S. Lemke			

Presiding Director

In March 2004, the Board created a new position of presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which Management directors and other members of Management do not participate. The presiding director also advises the Chairman of the Board and, as appropriate, Committee Chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee Chairs and performs other duties that the Board may from time to time delegate to assist the Board in fulfillment of its responsibilities.

In September 2010, the non-management members of the Board designated Ted R. Munselle as presiding director to serve in this position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2011.

Determination of Director's Independence

In February 2004, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board meet or exceed the new listing standards adopted during that year by the New York Stock Exchange. The full text of the Guidelines can be found on the Company's Investor Relations website (www.amrealtytrust.com).

Pursuant to the Guidelines, the Board undertook its annual review of director independence in March 2009, and during this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and ARL and its subsidiaries and affiliates, including those reported under Certain Relationships and Related Transactions below. The Board also examined transactions and relationships between directors or their affiliates and members of ARL's senior management or their affiliates. As provided in the Guidelines, the purpose of such review was to determine whether such relationships or transactions were inconsistent with the determination that the director is independent.

As a result of this review, the Board affirmatively determined of the then directors, Messrs. Munselle and Jakuszewski and Ms. Stephens are each independent of the Company and its Management under the standards set forth in the Corporate Governance Guidelines.

Executive Officers

Executive officers of the Company are listed below, all except one of whom are employed by Prime. None of the executive officers receive any direct remuneration from the Company nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. In addition to the following executive officers, the Company has several vice presidents and assistant secretaries who are not listed herein. The ages, terms of service and all positions and offices with the Company, Prime, BCM, other entities, other principal occupations, business experience and directorships with other publicly held companies during the last five years or more are set forth below.

DANIEL J. MOOS, 60

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARL, TCI, IOT and (effective March 2007) of Prime; Senior Vice President and Business Line Manager of U.S. Bank (NYSE) working out of their offices in Houston, Texas from 2003 to April 2007; Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than five years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992 to 1996) and LDI which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Corporation of Cleveland, Ohio.

GENE S. BERTCHER, 62

Executive Vice President (since February 2008) and Chief Financial Officer (since Oct. 28, 2009) of the Company, TCI and IOT. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present), Chief Financial Officer (since November 1989) and a Director (from November 1989 to September 1996 and from June 1999 to present) of New Concept Energy, Inc. ("NCE"), a Nevada corporation which has its common stock listed on the American Stock Exchange. Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified Public Accountant since 1973. Mr. Bertcher is also a Director, Vice President and Treasurer (since March 24, 2009) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act."

LOUIS J. CORNA, 63

Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (October 2001 to February 2004), Executive Vice President—Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of ARL, TCI, IOT and BCM; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. Mr. Corna was also a Director and Vice President (June 2004 to December 2010) and Secretary (January 2005 to December 2010) of First Equity Properties, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

ALFRED CROZIER, 58

Executive Vice President—Residential Construction (since November 2006) of ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC of Dallas, Texas from November 2005 to November 2006; President of Sterling Builders, Inc. of Spring, Texas from October 2003 to November 2005; Vice President of Westchase Construction, Ltd. of Houston, Texas from August 2001 to September 2003. For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including, Trammell Crow Residential (February 1995 through February 2000) and The Finger Companies (August 1991 through February 1995). Mr. Crozier is a licensed architect.

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 34

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim has been employed by Prime in various financial capacities including Cash Manager and Assistant Director of Capital Markets.

Code of Ethics

ARL has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers, and employees (including those of the contractual Advisor to ARL). In addition, ARL has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer, and controller. The text of these documents has been posted on ARL's internet website at http://www.amrealtytrust.com and are available in print to any stockholder who requests them.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, ARL's Directors, executive officers, and any persons holding more than 10% of ARL's shares of common stock are required to report their ownership and any changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and ARL is required to report any failure to file by these dates. All of these filing requirements were satisfied by ARL's directors and executive officers and 10% holders during the fiscal year ended December 31, 2010. In making these statements, ARL has relied on the written representations of its incumbent Directors and executive officers and its 10% holders and copies of the reports that they have filed with the Commission.

The Advisor

Although the Board of Directors is directly responsible for managing the affairs of ARL and for setting the policies which guide it, the day-to-day operations of ARL are performed by Prime, a contractual advisor under the supervision of the Board. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources. Prime also serves as a consultant in connection with ARL's business plan and investment policy decisions made by the Board.

Prime, an affiliate, is the contractual advisor to ARL. Prime is a single member Nevada limited liability company, the sole member of which is PIAMI, which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation which is owned 100% by a Trust known as the May Trust. Until early 2009, SWI, a Nevada corporation, which is 100% owned by Gene E. Phillips, owned 20% of PIAMI, which SWI exchanged to Realty Advisors, Inc. for certain securities originally issued by SWI. For the period ended December 31, 2009, Gene E. Phillips and SWI are each a "related party" for financial statement purposes because of the prior ownership arrangement of PIAMI. The May Trust is a Trust for the benefit of the children of Gene E. Phillips. Gene E. Philips is not an officer, manager or director of Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc. or ARL, nor is he a Trustee of the May Trust. Prime is a company of which Messrs. Moos, Bertcher, Corna, and Crozier, serve as executive officers.

Under the Advisory Agreement, Prime is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments, and Prime is required to report quarterly to the Board on ARL's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Prime by the Board

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Prime shall be deemed to be in a fiduciary relationship to the ARL stockholders; contains a broad standard governing Prime's liability for losses incurred by ARL; and contains guidelines for Prime's allocation of investment opportunities as among itself, ARL and other entities it advises.

The Advisory Agreement provides for Prime to be responsible for the day-to-day operations of ARL and to receive a monthly base compensation at the rate of 0.0625% per month (0.75% on an annualized basis) of Average Invested Assets.

In addition to base compensation, Prime, an affiliate of Prime, or a related party receives the following forms of additional compensation:

1) an acquisition fee for locating, leasing or purchasing real estate for ARL in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) up to 6.0% of the costs of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers;

2) a disposition fee for the sale of each equity investment in real estate in an amount equal to the lesser of (a) the amount of compensation customarily charged in similar arm's-length transactions or (b) 3.0% of the sales price of each property, exclusive of fees, if any, paid to non-affiliated brokers;

3) a loan arrangement fee in an amount equal to 1.0% of the principal amount of any loan made to ARL arranged by Prime;

4) an incentive fee equal to 10.0% of net income for the year in excess of a 10.0% return on stockholders' equity, and 10.0% of the excess of net capital gains over net capital losses, if any, realized from sales of assets;

5) a mortgage placement fee, on mortgage loans originated or purchased, equal to 50.0%, measured on a cumulative basis, of the total amount of mortgage origination and placement fees on mortgage loans advanced by ARL for the fiscal year; and

6) a construction management fee equal to 6.0% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties.

The ARL Advisory Agreement further provides that Prime shall bear the cost of certain expenses of its employees, excluding fees paid to ARL's Directors; rent and other office expenses of both Prime and ARL (unless ARL maintains office space separate from that of Prime); costs not directly identifiable to ARL's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by Prime of its duties under the Advisory Agreement.

If and to the extent that ARL shall request Prime, or any director, officer, partner, or employee of Prime, to render services for ARL other than those required to be rendered by the Advisory Agreement, Prime or an affiliate of Prime separately would be compensated for such additional services on terms to be agreed upon between such party and ARL from time to time. As discussed below, under "Property Management," ARL has hired Triad Realty Services, Ltd. ("Triad"), an affiliate of Prime, to provide property management services for ARL's commercial properties. Also, as discussed below, under "Real Estate Brokerage" ARL had engaged, on a non-exclusive basis, Regis Realty, Inc. ("Regis"), a related party, to perform brokerage services for ARL until December 2002. Beginning January 1, 2003, Regis Realty I LLC performs brokerage services for ARL.

Effective July 1, 2005, the Company and Prime entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Prime which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the *Wall Street Journal* Prime Rate plus 1.0% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement.

The Advisory Agreement automatically renews from year-to-year unless terminated in accordance with its terms. ARL's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Situations may develop in which the interests of ARL are in conflict with those of one or more directors or officers in their individual capacities, or of Prime, or of their respective affiliates. In addition to services performed for ARL, as described above, Prime actively provides similar services as agent for, and advisor to, other real estate enterprises, including persons and entities involved in real estate development and financing, including TCI. The Advisory Agreement provides that Prime may also serve as advisor to other entities.

As advisor, Prime is a fiduciary of ARL's public investors. In determining to which entity a particular investment opportunity will be allocated, Prime will consider the respective investment objectives of each entity and the appropriateness of a particular investment in light of each such entity's existing mortgage note and real estate portfolios and business plan. To the extent any particular investment opportunity is appropriate to more than one such entity, such investment opportunity will be allocated to the entity that has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among various entities. See Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

The terms of TCI's Advisory Agreement with Prime are not identical to those of ARL's Advisory Agreement. The provisions of TCI's Advisory Agreement are:

The TCI Advisory Agreement provides for Prime to be responsible for the day-to-day operations of TCI and to receive, as compensation for basic management and advisory services, a gross asset fee of 0.0625% per month (0.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves).

In addition to base compensation, Prime receives the following forms of additional compensation:

(1) an annual net income fee equal to 7.5% of TCI's net income as an incentive for successful investment and management of the Company's assets;

(2) an annual incentive sales fee to encourage periodic sales of appreciated real property at optimum value equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by TCI during such fiscal year exceeds the sum of:

   (a) the cost of each such property as originally recorded in TCI's books for tax purposes (without deduction for depreciation, amortization or reserve for losses);

   (b) capital improvements made to such assets during the period owned; and

   (c) all closing costs (including real estate commissions) incurred in the sale of such real estate; provided however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration, and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year;

(3) an acquisition commission, from an unaffiliated party of any existing mortgage or loan, for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of:

   (a) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers; or

   (b) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition;

(4) a construction fee equal to 6% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals; and

(5) reimbursement of certain expenses incurred by the advisor in the performance of advisory services.

The TCI Advisory Agreement also provides that Prime, or an affiliate of Prime, receive the following forms of compensation:

(1) a mortgage or loan acquisition fee with respect to the acquisition or purchase from an unaffiliated party of any existing mortgage loan by TCI equal to the lesser of:

   (a) 1.0% of the amount of the mortgage or loan purchased; or

   (b) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by TCI; and

(2) a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of:

   (a) 1.0% of the amount of the loan or the amount refinanced; or

   (b) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Prime, or an affiliate of Prime, without the approval of TCI's Board of Directors. No fee shall be paid on loan extensions.

Under the TCI Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the operating expenses of TCI (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value, and net income of TCI during the fiscal year.

The TCI Advisory Agreement requires Prime, or an affiliate of Prime, to pay to TCI one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by TCI; provided, however, that the compensation retained by Prime, or any affiliate of Prime, shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

Effective July 1, 2005, TCI and Prime entered into a Cash Management Agreement substantially in the same form and with the same terms as the Cash Management Agreement between ARL and Prime.

Prime may assign the Advisory Agreement only with the prior consent of ARL.

The managers and principal officers of Prime are set forth below:

Name	Managers/Officer(s)
Daniel J. Moos	President and Chief Executive Officer
Gene S. Bertcher	Executive Vice President, Chief Financial Officer
Louis J. Corna	Executive Vice President, Secretary, Tax Counsel, General Legal Counsel
Alfred Crozier	Executive Vice President, Residential Construction
Mickey N. Phillips	Manager
Ryan T. Phillips	Manager

Property Management

Affiliates of Prime provide property management services to ARL. Currently, Triad provides property management services to ARL's properties for a fee of 6.0% or less of the monthly gross rents collected on the residential properties under its management and 3.0% or less of the monthly gross rents collected on the commercial properties under its management. Triad subcontracts with other entities for the provision of property-level management services at various rates. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC. Triad subcontracts the property-level management and leasing of ARL's commercial properties (shopping centers, office buildings and individual warehouses) to Regis I, which is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad. Regis Hotel I, LLC, manages ARL's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC.

Real Estate Brokerage

Regis I, a related party, provides real estate brokerage services to ARL and receives brokerage commissions of 3% of transaction amounts.

ITEM 11. *EXECUTIVE COMPENSATION*

ARL has no employees, payroll, or benefit plans, and pays no compensation to its executive officers. The Directors and executive officers of ARL , who are also officers or employees of Prime, ARL's advisor, are compensated by Prime. Such affiliated Directors and executive officers perform a variety of services for Prime and the amount of their compensation is determined solely by Prime. Prime does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of compensation payable to Prime by ARL.

The only remuneration paid by ARL is to those directors who are not officers or employees of Prime or its affiliated companies. The Independent Directors (1) review the business plan of TCI to determine that it is in the best interest of TCI's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of TCI and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired

Each Independent Director is entitled to be compensated at the rate of $45,000 per year, plus $300 per Audit Committee meeting attended. The Chairman of the Board of Directors is entitled to be compensated at the rate of $49,500 per year. Also, each non-employee Director receives an additional fee of $1,000 per day for any special services rendered outside of their ordinary duties as Director, plus reimbursement of expenses. Effective January 4, 2010, the Board of Directors reduced their compensation to $22,500 per annum and no fees for meetings, with the Chairman of the Audit Committeeis to receive a one time annual fee of $500. During 2010, $84,875 was paid to non-employee Directors in total Directors' fees for all services including the annual fee for service during the period January 1, 2010 through December 31, 2010. The fees paid to the directors are as follows: Sharon Hunt, $28,125; Robert A. Jakuszewski, $28,125, Ted R. Munselle, $28,625.

In January 1999, stockholders approved the Director's Stock Option Plan (the "Director's Plan") which provides for options to purchase up to 40,000 shares of common stock. Options granted pursuant to the Director's Plan are immediately exercisable and expire on the earlier of the first anniversary of the date on which a Director ceases to be a Director or ten years from the date of grant. On January 1, 2003, 2004, 2005 total options granted were 1,000, 2,000 and 4,000, respectively. In December 2005, the Director's Plan was terminated. At December 31, 2010, options covering 2,000 shares remain outstanding all of which are exercisable at $9.70 per share. These options expire in 2015.

In January 1998, stockholders approved the 1997 Stock Option Plan (the "Option Plan"), which provides for options to purchase up to 300,000 shares of common stock. This plan was terminated in 2005. Effective July 1, 2008, all outstanding options under this plan expired.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2010 regarding compensation plans under which equity securities of ARL are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column) (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,000	$9.70	—

See Note 12. to the financial statements "Stock Options" for information regarding the material features of the above plans.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of ARL's common stock both beneficially and of record, both individually and in the aggregate, for those persons or entities known by ARL to be the owner of more than 5.0% of the shares of ARL's common stock as of the close of business on March 25, 2011.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Approximate Percent of Class **
Arcadian Energy, Inc. (formerly known as International Health Products, Inc.) 1755 Wittington Place, Suite 340 Dallas, Texas 75234	1,346,620 (5)	11.63%
Prime Income Asset Management, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	1,666,659 (1)(2)	14.39%
Realty Advisors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	8,276,167 (1)(2)(3)	71.46%
Realty Advisors LLC 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	6,609,508 (3)	57.07%
Ryan T. Phillips 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	8,303,769 (1)(2)(3)(4)	71.70%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 11,581,074 shares outstanding as of March 25, 2011.

(1) Includes 1,432,209 shares owned by Prime Income Asset Management, Inc. ("PIAMI"), over which each of the directors of PIAMI, Ryan T. Phillips and Mickey Ned Phillips, may be deemed to be beneficial owners by virtue of their positions as directors of PIAMI. The directors of PIAMI disclaim beneficial ownership of such shares.

(2) Includes 234,450 shares owned by Prime Stock Holdings, Inc. (PSH), formerly One Realco Stock Holdings, a wholly-owned subsidiary of PIAMI over which each of the directors of PSH, Mickey Ned Phillips and Ryan T. Phillips, may be deemed to be the beneficial owners by virtue of their positions as directors of PSH. The directors of PSH disclaim beneficial ownership of such

(3) Includes 6,609,508 shares owned directly by Realty Advisors LLC ("RALLC"), over which each of the managers, Gene S. Bertcher and Daniel J. Moos, may be deemed to be beneficial owners by virtue of their positions as managers of RALLC. The managers of RALLC disclaim beneficial ownership of such shares.

(4) Includes 27,602 shares owned by the Gene E. Phillips' Children's Trust of which Ryan T. Phillips is a beneficiary.

(5) Includes 1,346,620 shares owned by Arcadian Energy, Inc. (formerly International Health Products, Inc.), over which Craig E. Landess and Christina A. Morin, the directors of AEI may be deemed to be the beneficial owner by virtue of their positions as directors of AEI. Mr. Landess and Ms. Morin each disclaim beneficial ownership of such shares.

Security Ownership of Management. The following table sets forth the ownership of shares of ARL's common stock, both beneficially and of record, both individually in the aggregate, for the Directors and executive officers of ARL, as of the close of business on March 25, 2011.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership**	Approximate Percent of Class ***
Gene S. Bertcher	8,276,167 (2)(3)(4)	71.46%
Henry A. Butler	—	
Louis J. Corna	8,276,167 (2)(3)(4)	71.46%
Alfred Crozier	8,276,167 (2)(3)(4)	71.46%
Robert A. Jakuszewski	—	
Daniel J. Moos	8,281,167 (2)(3)(4)(5)	71.48%
Ted R. Munselle	1,000 (1)	*
RL S. Lemke	—	
Martha C. Stephens	—	
All Directors and Executive Officers as a group (10 persons)	8,282,167 (1)(2)(3)(4)(5)	72.51%

* Less than 1%"

** "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

*** Percentages are based upon 11,581,074 shares outstanding as of March 25, 2011.

(1) Ted R. Munselle has options to purchase shares of Common Stock of the Company.
(2) Includes 6,609,508 shares owned by RALLC, over which the managers and executive offices of RALLC may be deemed to be the beneficial owners by virtue of their positions as managers and executive officers of RALLC. The managers and executive officers of RALLC disclaim beneficial ownership of such shares.
(3) Includes 1,432,209 shares owned by PIAMI, over which the executive officers of PIAMI may be deemed to be the beneficial owners by virtue of their positions as executive officers of PIAMI. The executive officers of PIAMI disclaim beneficial ownership of such shares.
(4) Includes 234,450 shares owned by PSH over which the executive officers of PSH may be deemed to be the beneficial owners by virtue of their positions as executive officers of PSH. The executive officers of PSH disclaim beneficial ownership of such shares.
(5) Includes 5,000 shares owned by Daniel J. Moos.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policies with Respect to Certain Activities

Article 11 of ARL's Articles of Incorporation provides that ARL shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of ARL, (2) any director, officer or employee of the advisor, (3) the advisor, or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by ARL's Board of Directors or the appropriate committee thereof and (b) ARL's Board of Directors or committee thereof determines that such contract or transaction is fair to ARL and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of ARL entitled to vote thereon.

Article 11 defines an "Independent Director" (for purposes of that Article) as one who is neither an officer or employee of ARL, nor a director, officer or employee of ARL's advisor. This definition predates ARL's director independence guidelines adopted in February 2004.

ARL's policy is to have such contracts or transactions approved or ratified by a majority of the disinterested Directors with full knowledge of the character of such transactions, as being fair and reasonable to the stockholders at the time of such approval or ratification under the circumstances then prevailing. Such Directors also consider the fairness of such transactions to ARL. Management believes that, to date, such transactions have represented the best investments available at the time and they were at least as advantageous to ARL as other investments that could have been obtained.

ARL may enter into future transactions with entities, the officers, directors, or stockholders of which are also officers, directors, or stockholders of ARL, if such transactions would be beneficial to the operations of ARL and consistent with ARL's then-current investment objectives and policies, subject to approval by a majority of disinterested Directors as discussed above.

ARL does not prohibit its officers, directors, stockholders, or related parties from engaging in business activities of the types conducted by ARL.

Certain Business Relationships

Effective July 1, 2003, PAMI became the advisor to ARL and TCI. Effective August 18, 2003, PAMI changed its name to PIAMI. On October 1, 2003, Prime, which is 100% owned by PIAMI, replaced PIAMI as the advisor to ARL and TCI. Prime also serves as an advisor to IOT effective July 1, 2009.

Prime, ARL's advisor, is a company for which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers. Prime, a Nevada limited liability company, the sole member of which is PIAMI, which is owned 100% by Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, which is owned 100% by a Trust known as the May Trust. See Part III, Item 10. "Directors, and Executive Officers and Corporate Governance."

All of ARL's directors also serve as Directors of TCI and IOT. The executive officers of ARL also serve as executive officers of TCI and IOT. As such, they owe fiduciary duties to that entity as well as to Prime under applicable law. TCI has the same relationship with Prime, as does ARL. Mr. Bertcher is an officer, director and employee of NCE and as such also owes fiduciary duties to NCE as well as ARL, TCI and IOT under applicable law.

ARL contracts with affiliates of Prime for commercial and hotel property management services. Triad, an affiliate, provides commercial property management services. The general partner of Triad is PIAMI. The limited partner of Triad is HRSHLLC, a related party. Triad subcontracts the property-level management of ARL's commercial properties (office buildings, shopping centers, and industrial warehouses) to Regis I, a related party. Regis I also provides real estate brokerage services to ARL and receives brokerage commissions in accordance with the Advisory Agreement. Regis Hotel I, LLC manages ARL's hotels. The sole member of Regis I and Regis Hotel I, LLC is HRSHLLC. ARL engages third-party companies to lease and manage its apartment properties.

At December 31, 2010, ARL owned approximately 83.3% of TCI's outstanding common stock through its interest in TCI and approximately 85.2% of IOT's outstanding common stock.

Related Party Transactions

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interest of our company.

ARL paid advisory fees of $15.8 million, construction supervision fees of $1.8 million, net income fees of $0.1 million, acquisition fees of $0.3 million, mortgage brokerage and equity refinancing fees of $1.6 million and costs reimbursements of $4.9 million to Prime in 2010.

ARL paid property acquisition fees of $0.1 million, real estate brokerage fees of $1.5 million, and property and construction management and leasing commissions of $2.9 million to Regis I in 2010.

Below are property sales that involve a related party:

On March 17, 2010, we sold our membership in IGCH Villager Associates, Ltd. to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $1.5 million. This entity owns the Villager Apartments, a 33-unit complex located in Fort Walton Beach, Florida. We received $0.8 million in cash, and the buyer assumed the existing mortgage of $0.7 million secured by the property. The project was sold to a related party; therefore, the gain of $0.4 million was deferred and will be recorded upon sale to a third party.

On April 16, 2010, we sold the Foxwood apartments, a 220-unit complex located in Memphis, Tennessee, to One Realco Retail, Inc., a related party under common control, for a sales price of $5.1 million. The buyer assumed the existing mortgage of $5.1 million secured by the property. The property was sold to a related party; therefore, the gain of $5.8 million was deferred. The deferred gain was recognized in June 2010, upon sale of the property to a third party.

On April 23, 2010, we sold our membership interest in Longfellow Investors I, LLC, Longfellow Investors II, LLC, Longfellow Investors III, LLC, Longfellow Investors IV, LLC and Longfellow Investors V, LLC to Liberty Bankers Life Insurance Company, a related party under common control, for a sales price of $20.0 million. These entities had limited partner interests in Longfellow Arms Apartments, Ltd., an entity that owned a 216-unit complex located in Longview, Texas. We received $6.1 million in cash, and the buyer assumed the existing mortgage of $14.4 million secured by the property. The property was sold to a related party; therefore, the gain of $3.6 million was deferred and will be recorded upon sale to a third party.

On May 4, 2010, we sold our investment in T Autumn Chase, Inc. to Taaco Financial, Inc., a related party under common control, for a sales price of $16.0 million. This entity owns 16.79 acres of land known as Ewing 8 land located in Addison, Texas. The buyer assumed the existing mortgage of $10.7 million secured by the property. We recorded a loss of $5.3 million on the sale of the land parcel.

On May 18, 2010, we sold our investment in TCI Eton Square, L.P. to TX Highland RS Corp, a related party under common control, for a sales price of $13.7 million. This entity owns a 225,566 square foot office and retail center known as Eton Square located in Tulsa, Oklahoma. We provided $4.0 million in seller financing with a three-year note receivable. The note accrues interest at prime plus 2.0% and is payable at maturity on May 18, 2013. The buyer assumed the existing mortgage of $9.6 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On June 16, 2010, we sold the Chateau apartments, a 115-unit complex located in Bellevue, Nebraska, to One Realco Retail, Inc. and TCI Woodsong, Inc., both related parties under common control, for a sales price of $2.9 million. The buyer assumed the existing mortgage of $2.9 million secured by the property. The property was sold to a related party; therefore, the gain of $2.4 million was deferred. The deferred gain was recognized in July 2010, upon sale of the property to a third party.

On July 12, 2010, we sold our investment in Pioneer Crossing Hotels, LLC to One Realco Corporation, a related party under common control, for a sales price of $17.2 million. This entity owns the Piccadilly Airport Hotel, a 185-room hotel, the Piccadilly Inn Express Hotel, a 78-room hotel, and the Piccadilly Shaw Hotel, a 194-room hotel, all located in Fresno, California. In addition, we sold a $10.1 million intercompany receivable. The buyer assumed the existing mortgage of $27.3 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On July 30, 2010, we recognized the 2009 sale of 21.9 acres of land known as Pulaski land located in Pulaski County, Arkansas, to One Realco Land Holdings, Inc. and One Realco Corporation, both related parties under common control, for a sales price of $2.3 million. The buyer assumed the existing mortgage of $1.1 million secured by the property and we provided seller financing of $1.2 million. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $1.2 million when the buyer subsequently sold the land to a third party and the seller financing was not collected.

On August 20, 2010, we sold our investment in American Mart Hotel Corporation to ABC Land and Development, Inc., a related party under common control, for a sales price of $3.1 million. This entity owns the Comfort Inn Hotel, a 161-room hotel, located in Denver, Colorado. The buyer assumed the existing mortgage of $3.0 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. ARL has deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 15, 2010, we sold our investment in Pacific Center, LLC to ABC Land and Development, Inc., a related party under common control, for a sales price of $2.5 million. This entity owns the Piccadilly University Hotel, a 190-room hotel, located in Fresno, California. In addition we sold a $2.0 million intercompany receivable. The buyer assumed the existing mortgage of $4.5 million, secured by the property, but did not assume the obligation of ARL's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Bridgeview Plaza, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $8.3 million. This entity owns a 122,205 square foot retail center known as Bridgeview Plaza located in La Crosse, Wisconsin. We provided $2.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $6.2 million, secured by the property, but did not assume the obligation of our guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Transcontinental Brewery, Inc. to Warren Road Farm, Inc., a related party under common control, for a sales price of $3.8 million. This entity owns a 29,784 square foot office building and 13.0 acres of land known as Eagle Crest in Farmers Branch, Texas. The buyer assumed the existing mortgage of $2.4 million, secured by the property. A five-year note receivable for $1.4 million was given as consideration, with an interest rate of 6.0%, payable at maturity on September 21, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in South Cochran Corporation to Warren Road Farm, Inc., a related party under common control, for a sales price of $2.2 million. This entity owns a 220,461 square foot retail center known as Dunes Plaza located in Michigan City, Indiana. In addition, we sold a $1.0 million intercompany receivable. The buyer assumed the existing mortgage of $3.2 million, secured by the property, but did not assume the obligation of TCI's guarantee on the loan. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in Thornwood Apartments, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $6.7 million. This entity owns 245.95 acres of land known as Windmill Farms-Harlan land located in Kaufman County, Texas. We provided $1.1 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $5.5 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 21, 2010, we sold our investment in EQK Windmill Farms, LLC to Warren Road Farm, Inc., a related party under common control, for a sales price of $64.5 million. This entity owns 2,957.95 acres of land known as Windmill Farms land located in Kaufman County, Texas. We provided $33.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on September 21, 2015. The buyer assumed the existing mortgage of $30.7 million, secured by the property. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On September 30, 2010, we recognized the 2003 sale of four properties to subsidiaries of United Housing Foundation, Inc., a Texas Non-Profit 501(c)3 Corporation. We sold the Limestone at Vista Ridge apartments for $19.0 million, the Limestone Canyon apartments for $18.0 million, the Sendero Ridge apartments for $29.4 million and the Tivoli apartments for $16.1 million. At the time of the sale, We remained as the guarantor on the existing mortgages and the sales were not recorded. Instead, these transactions were accounted for on the deposit method and the properties and corresponding debt continued to be consolidated. These mortgages have since been refinanced and such refinancing does not include any obligations by us as guarantor. We recorded the sale and recorded $25.2 million in deferred gain on the sale. Due to the related party nature of these sales, we will not record the gain on the sale until the properties are sold to a third party.

On October 4, 2010, we sold our investment in Marina Landing Corp. to ABC Land and Development, Inc., a related party under common control, for a sales price of $5.8 million. This entity owns a 256-unit apartment complex known as Marina Landing Apartments located in Galveston, Texas. The buyer assumed the existing mortgage of $10.4 million. We provided $5.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 4, 2015.

On October 6, 2010, we recognized the 2009 sale of 4.7 acres of land known as Cigna land located in Irving, Texas to One Realco Land Holdings, Inc., a related party under common control, for a sales price of $1.0 million. The buyer assumed the existing mortgage of $0.8 million secured by the property.

On October 22, 2010, we sold our investment in Continental Common, Inc., which owns a 512,593 square foot office building known as 1010 Commons, located in New Orleans, Louisiana, 17.2 acres of land known as Lacy Longhorn land, located in Farmers Branch, Texas, and 44.17 acres of land known as Marine Creek land, located in Fort Worth, Texas, to ABCLD, LLC, a related party under common control, for a sales price of $30.9 million. The buyer assumed the existing mortgage of $24.1 million secured by the properties and we provided $6.8 million in seller financing with a five-year note receivable. The note accrues interest at 6.0% and is payable at maturity on October 22, 2015. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On October 29, 2010, we recognized the 2009 sale of 100% of our membership interest in JMJ Circle C, LLC, 99% of our membership interest in JMJ Circle C East, LLC and 99% of our membership interest in JMJ Circle C West, LLC to Avana HRS Development, Inc., a related party under common control, for a sales price of $0.5 million. These entities owned 1,093.98 acres of land known as Avana land located in Austin, Texas. The buyer assumed the existing mortgage of $39.7 million secured by the property. Included in the debt assumed by the buyer, was approximately $8.6 million due to us. We had previously deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, the inadequate investment from the buyer and the questionable recovery of our investment. We recorded a loss on sale of $8.6 million when the buyer subsequently sold the land to a third party and the note was not collected.

On December 23, 2010, ARL sold 34 properties, which consisted of six commercial buildings comprising an aggregate of 1.4 million square feet, 3,683 acres of undeveloped land, and one ground lease to FRE Real Estate, Inc. a related party under common control, for an aggregate sales price of $229.2 million. The buyer assumed the existing mortgages of $174.1 million secured by the properties and we provided $55.1 million in seller financing notes with a five-year note term. The notes accrue interest at 6.0% and are payable at maturity on December 23, 2015.We have deferred the recognition of the sales in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 23, 2010, we sold Cooley Building, a 27,041 office building located in Dallas, Texas, to ABCLD Properties, LLC and ABCLD Income, LLC, both related parties under common control, for a sales price of $2.8 million. We have deferred the recognition of the sale in accordance with ASC 360-20 due to our continuing involvement, inadequate initial investment and questionable recovery of investment cost.

On December 31, 2010, we sold 4.3 acres of land known as Grapevine Vineyards land located in Grapevine, Texas, to ART Westwood FL, Inc., a related party under common control, for a sales price of $0.9 million. We recorded a loss on sale of $263,000.

On December 31, 2010, we sold 2.6 acres of land known as Grapevine Vineyards II land located in Grapevine, Texas, to ART Westwood Fl, Inc., a related party under common control, for a sales price of $1.5 million. We recorded a loss on sale of $30,000.

On December 31, 2010, we sold 5.6 acres of land known as Nashville land located in Nashville, Tennessee and 0.7 acres of land known as Kelly Lots land located in Farmers Branch, Texas, to First Equity Properties, Inc., a related party under common control, for a sales price of $0.3 million. There was no gain or loss recorded on this sale.

On December 31, 2010, we sold 6.3 acres of land known as Nashville land located in Nashville, Tennessee, to ART Westwood FL, Inc., a related party under common control, for a sales price of $1.2 million. The property was sold to a related party; therefore, the gain of $3,000 was deferred and will be recorded upon sale to a third party.

Operating Relationships

ARL received rents of $2.6 million in 2010, $2.9 million in 2009, and $3.4 million in 2008 from Prime and its affiliates for rents of ARL owned properties, including Addison Hanger, Browning Place, Eagle Crest, Fenton Center, Folsom land, GNB, One Hickory, Senlac, Thermalloy and Two Hickory.

Advances and Loans

From time to time, ARL and its affiliates have made advances to each other, which generally have not had specific repayment terms, did not bear interest, are unsecured, and have been reflected in ARL's financial statements as other assets or other liabilities. ARL and the advisor charge interest on the outstanding balance of funds advanced to or from ARL. The interest rate, set at the beginning of each quarter, is the Prime rate plus 1% on the average daily cash balances advanced. At December 31, 2010, ARL owes Prime $12.2 million.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The following table sets forth the aggregate fees for professional services rendered to ARL for the years 2010 and 2009 by ARL's principal accounting firms, Farmer, Fuqua and Huff, L.P. and Swalm & Associates, PC:

	2010			2009		
Type of Fee	Farmer, Fuqua & Huff	BDO Seidman	Swalm & Associates	Farmer, Fuqua & Huff	BDO Seidman	Swalm & Associates
Audit Fees	$658,192 (1)	$ —	$45,269 (3)	$636,692 (5)	$ —	$75,835 (7)
Tax Fees	60,975 (2)	30,000	1,050 (4)	64,600 (6)	37,673	3,172 (8)
Total	$ 719,167	$30,000	$ 46,319	$ 701,292	$37,673	$ 79,007

(1) Includes $434,992 TCI
(2) Includes $47,675 TCI
(3) All TCI
(4) All TCI
(5) Includes $405,992 TCI
(6) Includes $51,300 TCI
(7) All TCI
(8) All TCI

The audit fees for 2010 and 2009, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of ARL. Tax fees for 2010 and 2009, respectively, were for services related to federal and state tax compliance and advice.

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation, and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate ARI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All the fees for 2010 and 2009 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act") and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation, and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation, and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

All the fees for 2010 and 2011 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

1. **Consolidated Financial Statements**

   Report of Independent Certified Public Accountants

   Consolidated Balance Sheets—December 31, 2010 and 2009

   Consolidated Statements of Operations—Years Ended December 31, 2010, 2009 and 2008

   Consolidated Statements of Shareholders' Equity—Years Ended December 31, 2010, 2009 and 2008

   Consolidated Statements of Cash Flows—Years Ended December 31, 2010, 2009 and 2008

   Consolidated Statements of comprehensive Income (loss)—Years ended December 31, 2010, 2009 and 2008.

   Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

   Schedule III—Real Estate and Accumulated Depreciation

   Schedule IV—Mortgage Loan Receivables on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the financial statements or the notes thereto.

3. **Incorporated Financial Statements**

   Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. (Incorporated by reference to Item 8. of Income Opportunity Realty Investors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010).

(b) Exhibits.

The following documents are filed as Exhibits to this Report:

Exhibit Number	Description
3.1	Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.2	Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).
3.3	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.4	Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
3.5	By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).
4.1	Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
4.2	Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
4.3	Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).
4.4	Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).
10.1	Advisory Agreement between American Realty Investors, Inc. and Prime Income Asset Management, LLC, dated October 1, 2003 (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K, dated October 1, 2003).
10.2	Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
21.1*	Subsidiaries of the Registrant.
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification by Principal Financial Officer.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2011

AMERICAN REALTY INVESTORS, INC.

By: /s/ GENE S. BERTCHER

Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ HENRY A. BUTLER **Henry A. Butler**	Chairman of the Board and Director	March 31, 2011
/s/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 31, 2011
/s/ RL S. LEMKE **RL S. Lemke**	Director	March 31, 2011
/s/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 31, 2011
/s/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 31, 2011
/s/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2011

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

For the Year Ended December 31, 2010

3.1 Certificate of Restatement of Articles of Incorporation of American Realty Investors, Inc., dated August 3, 2000 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.2 Certificate of Correction of Restated Articles of Incorporation of American Realty Investors, Inc., dated August 29, 2000 (incorporate by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

3.3 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series B Cumulative Convertible Preferred Stock dated August 26, 2003 (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.4 Articles of Amendment to the Restated Articles of Incorporation of American Realty Investors, Inc. decreasing the number of authorized shares of and eliminating Series I Cumulative Preferred Stock dated October 1, 2003 (incorporated by reference to Exhibit 3.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

3.5 By-laws of American Realty Investors, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-4, filed on December 30, 1999).

4.1 Certificate of Designations, Preferences and Relative Participating or Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof of Series F Redeemable Preferred Stock of American Realty Investors, Inc., dated June 11, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).

4.2 Certificate of Withdrawal of Preferred Stock, Decreasing the Number of Authorized Shares of and Eliminating Series F Redeemable Preferred Stock, dated June 18, 2002 (incorporated by reference to Exhibit 3.0 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

4.3 Certificate of Designation, Preferences and Rights of the Series I Cumulative Preferred Stock of American Realty Investors, Inc., dated February 3, 2003 (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002).

4.4 Certificate of Designation for Nevada Profit Corporations designating the Series J 8% Cumulative Convertible Preferred Stock as filed with the Secretary of State of Nevada on March 16, 2006 (incorporated by reference to Registrant current report on Form 8-K for event of March 16, 2006).

10.1 Advisory Agreement between American Realty Investors, Inc. and Prime Income Asset Management, LLC, dated October 1, 2003 (incorporated by reference to Exhibit 10.0 to the Registrant's Current Report on Form 8-K, dated October 1, 2003).

10.2 Second Amendment to Modification of Stipulation of Settlement dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-4, dated February 24, 2002).

14.0 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).

21.1* Subsidiaries of the Registrant.

31.1* Rule 13a-14(a) Certification by Principal Executive Officer.

31.2* Rule 13a-14(a) Certification by Principal Financial Officer.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

EXHIBIT 21.1

AMERICAN REALTY INVESTORS, INC.
SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of and partnership interests of American Realty Investors, Inc. , the percentage of ownership and the state or other jurisdiction of organization or incorporation as of December 31, 2010. Partnership and limited liability company ownership includes ownership held through one or more subsidiaries.

Corporations

Name of Entity	Ownership	Jurisdiction
American Realty Trust, Inc.	100.0%	Georgia
ART Chateau Corporation	100.0%	Nevada
ART Collection, Inc.	100.0%	Nevada
ART Edina, Inc.	100.0%	Nevada
ART Elm Fork Ranch, Inc.	100.0%	Nevada
ART Florentina, Inc.	100.0%	Nevada
ART GNB, Inc.	100.0%	Nevada
ART Grapevine, Inc.	100.0%	Nevada
ART Hawthorne, Inc.	100.0%	Nevada
ART Hotel Equities, Inc.	100.0%	Nevada
ART Lake Chateau, Inc.	100.0%	Nevada
ART Oceanview Corporation	100.0%	Nevada
ART Palm, Inc.	100.0%	Nevada
ART Sunset Corporation	100.0%	Nevada
ART Walker Cummings, Inc.	100.0%	Delaware
Denver Merchandise Mart, Inc.	100.0%	Colorado
Valley Corporation	100.0%	Colorado
Downtown Development, Inc.	100.0%	Nevada
EQK Holdings, Inc.	100.0%	Nevada
Basic Capital Management, Inc.	100.0%	Nevada
EQK Port Olpenitz, Inc.	100.0%	Nevada
Port Olpenitz GMBH	90.0%	Germany
EQK Portage, Inc.	100.0%	Nevada
SH Chemical US, Inc.	100.0%	Nevada
Transcontinental Realty Investors, Inc.	65.2%	Nevada
Garden Capital Merchandise Mart, Inc.	100.0%	Nevada
Palmer Lane Golf, Inc.	100.0%	Texas
ARI Enterprise, Inc.	100.0%	Nevada
Income Opportunity Acquisition Corporation (note 1)	100.0%	Nevada
Midland Odessa Properties, Inc. (note 2)	31.3%	California
Transcontinental Realty Acquisition Corporation (note 3)	100.0%	Nevada

LLC interests (including direct and indirect ownership through subsidiaries) (Continued)

Name of Entity	Ownership	Jurisdiction
EQK Holdings, LLC	100.0%	Nevada
EQK Governors Square, LLC	100.0%	Nevada
EQK Sesame Square, LLC	100.0%	Nevada
EQK Texas Plaza Land, LLC	100.0%	Nevada
EQK Texas Properties, LLC	100.0%	Nevada
Four Hickory Center, LLC	100.0%	Nevada
LK-Four Hickory, LLC	28.57%	Nevada
GC Merchandise Mart, LLC	100.0%	Delaware
PID Development, LLC	100.0%	Nevada

Partnerships (including direct and indirect ownership through subsidiaries

Name of Entity	Ownership	Jurisdiction
ART Palm, LP	100.00%	Texas
Cross County National Associates, LP	100.00%	Illinois
Edina Park Plaza Associates Limited Partnership	100.00%	Texas
Elm Fork Ranch Partners, LTD	100.00%	Texas
Garden Capital, LP	100.00%	Delaware
Garden Whispering Pines, LP	100.00%	Delaware
Grapevine American, LTD	100.00%	Texas
Hawthorn Lakes Associates, LTD	100.00%	Texas
Metra Cross Pool 2, LP	9.39%	Delaware
Metra Quail Oaks, LP	9.39%	Delaware
Metra Westwood, LP	9.39%	Delaware
Ocean Beach Partners, LP	100.00%	Delaware

Note 1: Income Opportunity Realty Investors, Inc., a Nevada corporation ("IOT"), is also an indirect subsidiary of the Registrant through the ownership of approximately 85.32% of the outstanding common stock of IOT by Transcontinental Realty Investors, Inc. (see note 3). A list of all subsidiaries and partnership interests of IOT is filed an exhibit to IOT's annual Report on Form 10-K for the fiscal year ended December 31, 2009 which was filed with the Commission on March 31, 2010, which exhibit is incorporated by reference herein.

Note 2: ARI owns 31.3%, TCI owns 48.8%, and IOT owns 19.9%

Note 3: Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), is also an indirect subsidiary of the Registrant through the ownership of approximately 82.8% of the outstanding common stock of TCI by American Realty Trust, Inc. (11.37%), Basic Capital Management (11.35%), EQK Holdings, Inc. (45.16%) and Transcontinental Realty Acquisition Corporation (14.95%). A list of all subsidiaries and partnership interests of TCI is filed as an exhibit to TCI's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "TCI Form 10-K") which was filed with the Commission on March 31, 2009, which exhibit is incorporated by reference herein.

EXHIBIT 31.1

CERTIFICATION

I, Daniel J. Moos, certify that:

1. I have reviewed this annual report of American Realty Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2011

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Gene S. Bertcher, certify that:

1. I have reviewed this Form 10-K of American Realty Investors, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

   (d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on the most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2011

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer,
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of American Realty Investors, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2010 as filed with the Securities Exchange Commission on the date hereof (the "Report"), the undersigned Daniel J. Moos, President and Chief Executive Officer of the Company (Principal Executive Officer) and Gene S. Bertcher, Executive Vice President and Chief Financial Officer of the Company (Principal Financial and Accounting Officer), do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 31, 2011

/s/ DANIEL J. MOOS

Daniel J. Moos
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 31, 2011

/s/ GENE S. BERTCHER

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)